

Mindspeed Technologies





Notice of Annual Meeting, Proxy Statement and
2009 Annual Report on Form 10-K

MINDSPEED
BUILD IT FIRST®

About Mindspeed Technologies

Mindspeed Technologies, Inc. designs, develops and sells semiconductor solutions for communications applications in the wireline and wireless network infrastructure, which includes today's separate but interrelated and converging enterprise, broadband access, metropolitan and wide area networks. Our products are classified into three focused product families: multiservice access, high-performance analog and wide area networking communications. Our products are sold to original equipment manufacturers (OEMs) for use in a variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, digital loop carrier equipment, IP private branch exchanges (PBXs), optical modules, broadcast video systems and wireless base station equipment.

To learn more, visit us at *www.mindspeed.com.*

Forward-Looking Statements



The letter to stockholders contained in this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include statements regarding our expectations, goals and intentions, including, but not limited to: statements regarding market opportunities; improved financial performance; availability of our credit line; deployments and our ability to benefit from them; operating leverage; our continued focus on efficiency, effectiveness and flexibility; business trends and economic cycles; our technological competitiveness; our strength in design wins as an indicator of revenue growth in the future; the diversity of our products and its effect on our improving outlook for the future; and the ability of the diversity of growth drivers within our multiservice access and high-performance analog business units and reduced cost structure to help enable us to increase levels of profitability and cash generation. These forward-looking statements are based on management's current expectations, estimates, forecasts and projections and are subject to risks and uncertainties that could cause actual results and events to differ materially from those stated in the forward-looking statements. These risks and uncertainties include, but are not limited to: cash requirements and terms and availability of financing; future operating losses; worldwide political and economic uncertainties, and specific conditions in the markets we address; fluctuations in the price of our common stock and our operating results; loss of or diminished demand from one or more key customers or distributors; our ability to attract and retain qualified personnel; constraints in the supply of wafers and other product components from our third-party manufacturers; pricing pressures and other competitive factors; successful development and introduction of new products; doing business internationally and our ability to successfully and cost effectively establish and manage operations in foreign jurisdictions; industry consolidation; order and shipment uncertainty; our ability to obtain design wins and develop revenues from them; lengthy sales cycles; the expense of and our ability to defend our intellectual property against infringement claims by others; product defects and bugs; business acquisitions and investments; and our ability to utilize our net operating loss carryforwards and certain other tax attributes. Additional risks and uncertainties that could cause actual results to differ from those set forth in any forward-looking statement are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended October 2, 2009, as well as in similar disclosures in our subsequent SEC filings. Forward-looking statements contained in the letter to stockholders are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Dear Stockholder,

Fiscal year 2009 was a year of extremely challenging market conditions. We met these challenges with a dedicated focus on our core markets, as well as decisive and prudent cost containment, restructuring efforts and balance sheet improvements. As a result, we exited the fiscal year with improved financial performance that we seek to build on in fiscal year 2010 and beyond.

More specifically, following revenue declines in the tumultuous fiscal first and second quarters of 2009, sales began to recover with strong sequential growth in the fiscal third quarter. This momentum carried into the fiscal fourth quarter of 2009, which we believe was an inflection point with respect to our financial performance. Notably, the fiscal fourth quarter of 2009 marked a return to non-GAAP operating income, positive cash generation and a significant improvement to our balance sheet, which was aided by our $9.7 million equity offering. This success allowed us to end the fiscal year with approximately $20.9 million in cash and cash equivalents and we also ended the fiscal year with an undrawn $15.0 million bank line of credit.



For the full fiscal year of 2009, we had revenues of $126.6 million, a decline of 21 percent from the prior year, and operating loss of $22.6 million, compared to operating income of $9.7 million in the prior year. Our revenue was primarily derived from our three business units, all of which service a broad array of networking and transmission solutions in diverse geographical markets: multiservice access (MSA), high-performance analog (HPA) and wide area networking (WAN). In addition to revenue from our business units, sales of intellectual property contributed $5.0 million in revenue in fiscal year 2009 compared to $16.4 million in the prior year.

MSA contributed 39 percent of our total revenue in fiscal year 2009 and generated revenue growth of two percent over fiscal year 2008, despite the significant industry down cycle. This resilience is attributable to our broad product offering of wireline, wireless and fiber-to-the-x (FTTx) solutions that are used in a geographically diverse set of high growth service-provider deployments in locations such as China, Japan, India and the United States. Our access voice-over-IP (VoIP) and service-provider customer premises equipment (CPE) solutions remain two of our most significant drivers of long-term growth.

HPA contributed 31 percent of our total revenue in fiscal year 2009, coming in just seven percent below fiscal year 2008 levels. This relatively small decline in a challenging market was due to the strength in the crosspoint switch and signal integrity markets shipping to a highly diversified set of telecommunications, enterprise compute and broadcast video original equipment manufacturers (OEMs).

WAN contributed 26 percent of our total revenue in fiscal year 2009 and fell 39 percent compared to fiscal year 2008. This large decline is consistent with our expectation that the majority of the down cycle impact on our company would be experienced by our legacy WAN business. Yet, even after the significant slow-down WAN encountered in the fiscal first quarter of 2009, our WAN business achieved double digit sequential growth in the three remaining quarters as a result of a pick-up in demand in North America, as well as a continuing benefit from the 3G wireless backhaul deployments in China.

With an emphasis on our two growth businesses, MSA and HPA, we believe we are technologically competitive in the marketplace. Throughout fiscal year 2009, we continued to see excellent customer acceptance and traction with a record number of design wins in our access VoIP, CPE and switching and signal conditioning solutions. We believe that strength in design wins is a critical indicator of continued revenue growth in the future.

In the context of the significant economic down cycle experienced in fiscal year 2009, our improving financial performance and position exiting fiscal year 2009 have clearly benefited from the emphasis on efficiency and streamlined operations, as evidenced by the 17 percent reduction in operating expenses from the fiscal fourth quarter of 2008 to the fiscal fourth quarter of 2009. We will continue to focus on efficiency, effectiveness and maximizing flexibility in order to drive stockholder value.

In summary, I believe we have emerged from this challenging down cycle as a stronger, leaner and more competitive company. Our growth in the last two fiscal quarters of 2009 and the improving outlook for the future are driven by the diversity of products in our key businesses. We believe that the diversity of growth drivers within MSA and HPA, combined with a reduced cost structure, will help enable us to increase levels of profitability and cash generation moving forward. It is exciting to be poised to take advantage of significantly improved operating leverage as we move into fiscal year 2010.

Following this letter is our Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K, which are delivered in connection with our 2010 annual meeting and which contain financial and other information about fiscal year 2009.

On behalf of the entire Mindspeed team, I thank you for your continued support.



Raouf Y. Halim
Chief Executive Officer

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MINDSPEED TECHNOLOGIES, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MARCH 10, 2010

To our Stockholders:

Our 2010 annual meeting of stockholders will be held on March 10, 2010, beginning at 2:00 p.m. Pacific Time, at our headquarters, located at 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. At the meeting, the holders of our outstanding common stock will act on the following matters:

1. election of one director for a term of three years;
2. ratification of the appointment of our independent registered public accounting firm for fiscal year 2010;
3. approval of an amended and restated directors stock plan, which, among other things, would increase the number of authorized shares from 288,000 to 438,000;
4. approval of an employee stock purchase plan; and
5. such other business as may properly come before the meeting.

All holders of record of shares of our common stock (NASDAQ: MSPD) at the close of business on January 11, 2010, are entitled to vote at the meeting and any postponements or adjournments of the meeting. To ensure that your vote is recorded promptly, **please vote as soon as possible,** even if you plan to attend the meeting in person. We encourage you to vote via the Internet or by telephone. If you received a printed set of proxy materials, you also have the option of voting by completing, signing, dating and returning the proxy card that accompanied the printed materials. Submitting your vote via the Internet or by telephone or proxy card will not affect your right to vote in person if you decide to attend the annual meeting.

We are mailing to most of our stockholders a notice of Internet availability of proxy materials instead of a paper copy of this proxy statement and our 2009 annual report to stockholders. The notice of Internet availability of proxy materials contains instructions on how to access those documents via the Internet. The notice of Internet availability of proxy materials also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our 2009 annual report to stockholders and a form of proxy card or voting instruction card, as applicable. All stockholders who do not receive a notice of Internet availability of proxy materials will receive a paper copy of the proxy materials by mail. We believe that this process minimizes the costs of printing and distributing our proxy materials and also provides other benefits.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on March 10, 2010. The proxy statement and our 2009 annual report to stockholders are available at *http://investors.mindspeed.com/proxy.*

IF YOU PLAN TO ATTEND:

Registration will begin at 1:00 p.m. Each stockholder will need to bring a proxy card, voting instruction card or notice of Internet availability of proxy materials and valid picture identification, such as a driver's license or passport, for admission to the meeting. Stockholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the meeting and all mobile phones must be silenced during the meeting. We realize that many mobile phones have built-in digital cameras, and while these phones may be brought into the meeting, the camera function may not be used at any time.

By Order of the Board of Directors,



BRET W. JOHNSEN
Senior Vice President, Chief Financial Officer and Treasurer

January 29, 2010
Newport Beach, California

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TABLE OF CONTENTS

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MINDSPEED TECHNOLOGIES, INC.

4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660

PROXY STATEMENT

This proxy statement contains information related to our annual meeting of stockholders to be held on Wednesday, March 10, 2010, beginning at 2:00 p.m. Pacific Time, at our headquarters, located at 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660, and at any postponements or adjournments of the meeting. Your proxy for the meeting is being solicited by the board of directors. The proxy materials, which include this proxy statement, the proxy card and the 2009 annual report on Form 10-K, are first being made available to stockholders beginning on or about January 29, 2010.

We have elected to provide access to our proxy materials to our stockholders via the Internet. Accordingly, a notice of Internet availability of proxy materials has been mailed to the majority of our stockholders, while other stockholders have instead received paper copies of the proxy materials accessible via the Internet. Stockholders that received the notice of Internet availability of proxy materials have the ability to access the proxy materials at *www.proxyvote.com* or request that a printed set of the proxy materials be sent to them by following the instructions set forth on the notice of Internet availability of proxy materials.

Please visit *www.proxyvote.com* for instructions on how to instruct us to send future proxy materials to you electronically by e-mail or in printed form by mail. You may also visit *www.mindspeed.com* to instruct us to send future proxy materials to you electronically by e-mail. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials or a link to a special website to access our proxy materials. Your election to receive proxy materials by e-mail or printed form by mail will remain in effect until you terminate it.

Choosing to receive future proxy materials by e-mail will allow us to provide you with the proxy materials you need in a timelier manner and will save us the cost of printing and mailing documents to you.

ABOUT THE MEETING AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the meeting notice provided with this proxy statement, including the election of a director, ratification of the appointment of our independent registered public accounting firm and the approval of an amendment to our directors stock plan and an employee stock purchase plan. In addition, management will report on the performance of our company and respond to questions from stockholders.

Who can attend the meeting?

Subject to space availability, all stockholders as of the close of business on January 11, 2010, the record date, or their duly appointed proxies, may attend the meeting. Registration will begin at 1:00 p.m. If you plan to attend the meeting, please note that you will need to bring your proxy card, voting instruction card or notice of Internet availability of proxy materials and valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the meeting and all mobile phones must be silenced during the meeting. We realize that many mobile phones have built-in digital cameras, and while these phones may be brought into the meeting, the camera function may not be used at any time.

Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on the record date for the meeting are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. There were 29,067,315 shares of our common stock outstanding on the record date.

What are the voting rights of the holders of the company's common stock?

Each share of our common stock outstanding on the record date will be entitled to one vote on each matter considered at the meeting.

What is a quorum?

A quorum is the minimum number of our shares of common stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the annual meeting, the presence, in person or by proxy, of the holders of at least 14,533,658 shares, which is a simple majority of the 29,067,315 shares outstanding as of the record date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

If you are a registered stockholder, you must deliver your vote via the Internet or by telephone or mail or attend the annual meeting in person and vote in order to be counted in the determination of a quorum. If you are a "street name" stockholder, your broker will vote your shares pursuant to your instructions, and such shares will count in the determination of a quorum. If you do not vote via the Internet, by telephone or proxy card, or provide any instructions to your broker, your shares will still count for purposes of attaining a quorum and your broker may vote your shares in its discretion on proposal 2. If you are a member of a retirement savings plan or other similar plan, the trustee or administrator of the plan will vote according to your directions and the rules of the plan, which may result in your shares being counted in the determination of a quorum even if you do not provide voting directions.

How do I vote?

You may submit your vote via the Internet, by telephone or in person at the annual meeting. If you received printed proxy materials, you also have the option of submitting your proxy card by mail or attending the meeting and delivering the proxy card. The designated proxies will vote according to your instructions; however, if you are a registered stockholder and you return an executed proxy card without specific instructions on how to vote, the proxies will vote "FOR" the election of Mr. Stead in proposal 1; "FOR" the ratification of the company's independent registered public accounting firm in proposal 2; "FOR" the approval of an amended and restated directors plan in proposal 3; and "FOR" the approval of an employee stock purchase plan in proposal 4.

If you are a "street name" stockholder and you do not return instructions on how to vote, your shares will not be voted on proposal 1, proposal 3 or proposal 4. The voting of shares held by "street name" stockholders is further discussed below under the caption "About the Meeting and Voting — What vote is required to approve each proposal? — Street Name Shares and Broker Non-Votes." Additionally, in order to vote at the meeting, you will need to obtain a signed proxy from the broker or nominee that holds your shares, because the broker or nominee is the legal, registered owner of the shares. If you have the broker's proxy, you may vote by ballot or you may complete and deliver another proxy card in person at the meeting.

If you are a member of a retirement or savings plan or other similar plan, you may submit your vote via the Internet or by telephone. The trustee or administrator of the plan will vote according to your directions and the rules of the plan.

Can I vote via the Internet or by telephone?

You may submit your vote via the Internet or by telephone by following the instructions contained in the notice of Internet availability of proxy materials. If you received a printed set of proxy materials, you may submit your vote via the Internet or by telephone by following the instructions contained on the proxy card that accompanied the printed materials.

If you are a registered stockholder or you hold your shares in "street name," the deadline for submitting your vote by telephone or via the Internet is 11:59 p.m. Eastern Time on March 9, 2010. If you are a member of a retirement or savings plan or other similar plan, the deadline for submitting your voting directions by telephone or via the Internet is 11:59 p.m. Eastern Time on March 7, 2010.

Can I change or revoke my vote?

Subject to the deadlines set forth in the paragraph above, you may change your vote at any time before the proxy is exercised by re-submitting your vote via the Internet or by telephone.

If you are a registered stockholder, you may revoke your vote at any time before the proxy is exercised by filing with our secretary a written notice of revocation. At the meeting, you may revoke or change your vote by submitting a proxy to the inspector of elections or voting by ballot. Your attendance at the meeting will not by itself revoke your vote.

If your shares are held in "street name" or you are a member of a retirement or savings plan or other similar plan, please contact your broker, nominee, trustee or administrator to determine whether you will be able to revoke or change your vote.

What are the board's recommendations?

The board recommends that you vote:

- ***for*** election of the nominated director (see proposal 1);
- ***for*** ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2010 (see proposal 2);
- ***for*** approval of an amended and restated directors stock plan, which, among other things, would increase the number of authorized shares from 288,000 to 438,000 (see proposal 3); and
- ***for*** approval of an employee stock purchase plan (see proposal 4).

What vote is required to approve each proposal?

Election of Director

Directors are elected by a plurality of votes cast. This means that the director nominee receiving the most votes cast at the meeting will be elected to serve for the next three years. Only votes cast "for" are counted in determining whether a plurality has been cast in favor of a director. A properly executed proxy marked "withhold authority" with respect to the election of the director will not be voted with respect to the director. Abstentions and broker non-votes will have no effect on the vote on this proposal.

All Other Proposals

For each other proposal, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on each proposal will be required for approval. If you abstain with respect to a proposal, your shares will not be voted, although your shares will be counted for purposes of determining the total number of shares necessary for approval of such proposal. Accordingly, an abstention will have the effect of a negative vote.

Street Name Shares and Broker Non-Votes

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some proposals. "Broker non-votes" are shares as to which a broker or nominee does not vote, or has indicated that it does not have discretionary authority to vote and has not received instructions on how to vote. If you do not give specific instructions, your broker or nominee may cast your vote in its discretion for proposal 2, the ratification of the appointment of our independent registered public accounting firm. "Broker non-votes" will be included in determining the number of shares entitled to vote and will have the same effect as a vote against proposal 2. If you do not give specific instructions on how to vote, your broker or nominee is not permitted to cast your vote in its discretion for proposal 1, election of a director; proposal 3, the approval of an amended and restated directors stock plan; or proposal 4, the approval of an employee stock purchase plan. A "broker non-vote" is not counted for the purposes of determining a plurality and will have no effect on proposal 1. In addition, a "broker non-vote" is not counted for the purposes of determining the total number of shares necessary for approval of proposal 3 and proposal 4 and will have no effect on the approval of either of the proposals.

Why did I receive a notice of Internet availability of proxy materials instead of a full set of the proxy materials?

We are pleased to take advantage of the SEC rules that allow companies to furnish their proxy materials via the Internet. Accordingly, we sent to the majority of our stockholders a notice of Internet availability of proxy materials regarding Internet availability of the proxy materials for this year's annual meeting of stockholders. Other stockholders were instead sent paper copies of the proxy materials accessible via the Internet. Instructions on how to access the proxy materials via the Internet or to request a paper copy can be found in the notice of Internet availability of proxy materials. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by submitting a request to us at *www.proxyvote.com*. You may also visit *www.mindspeed.com* to instruct us to send future proxy materials to you electronically by e-mail. A stockholder's election to receive proxy materials by mail or e-mail will remain in effect until the stockholder terminates it.

Why didn't I receive a notice of Internet availability of proxy materials?

We are providing certain stockholders, including stockholders who have previously requested to receive paper copies of proxy materials, with paper copies of the proxy materials instead of, or in addition to, a notice of Internet availability of proxy materials. If you would like to assist us in reducing the cost of distributing our proxy materials in the future, you can consent to receiving future proxy materials and other stockholder communications electronically via e-mail or the Internet. To sign up for electronic delivery, please visit *www.mindspeed.com* to submit your request.

Can I vote my shares by filling out and returning the notice of Internet availability of proxy materials?

No. The notice of Internet availability of proxy materials does, however, provide instructions on how to vote your shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

How many shares of the company's common stock do the directors, executive officers and certain beneficial owners own?

To our knowledge, the following table sets forth information regarding the beneficial ownership of the 29,030,719 shares of our common stock outstanding on November 30, 2009, by each person who is known to us, based upon filings with the SEC or other information, to beneficially own more than 5% of our common stock, each of our directors, each executive officer named in the "Summary Compensation Table" below and all current directors and executive officers as a group. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment power with respect to the stock listed.

Name	Common Stock(1)	
	Shares	Percent of Class
5% Stockholders		
AQR Capital Management, LLC(2) Two Greenwich Plaza, 3rd Floor Greenwich, CT 06830	2,671,937	8.43%
Conexant Systems, Inc.(3) 4000 MacArthur Boulevard, West Tower Newport Beach, CA 92660	6,109,113	17.39%
Federated Investors, Inc.(4) 1001 Liberty Avenue Pittsburgh, PA 15222	2,602,500	8.96%
Polar Securities Inc.(5) 372 Bay Street, 21st floor Toronto, Ontario M5H 2W9, Canada	2,492,601	8.59%
Directors		
Dwight W. Decker(6)	499,546	1.71%
Raouf Y. Halim(6)	603,501	2.05%
Michael T. Hayashi(6)	25,600	*
Ming Louie(6)	33,000	*
Thomas A. Madden(6)	33,000	*
Jerre L. Stead(6)	48,971	*
Named Executive Officers		
Bret W. Johnsen(6)	214,461	*
Gerald J. Hamilton(6)(7)	95,601	*
Thomas J. Medrek(6)	160,895	*
Ron Cates	43,138	*
All current directors and executive officers as a group (14 persons)(6)	**1,923,104**	**6.58%**

* Represents less than 1% of our outstanding common stock.

(1) Unless otherwise indicated, each person's address is c/o Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of November 30, 2009, we treat the common stock underlying those securities as owned by that stockholder, and as outstanding shares when we calculate that stockholder's percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder.

(2) Represents shares of our common stock issuable upon conversion of our convertible notes. This information is based on a Schedule 13G/A filed on February 17, 2009, by AQR Capital Management, LLC and AQR

Absolute Return Master Account L.P. Each of AQR Capital Management and AQR Absolute Return Master Account shares voting and dispositive power over the reported shares.

(3) In connection with the spin-off of our company from Conexant in June 2003 and the distribution of our common stock by Conexant to its stockholders, we issued Conexant a warrant to purchase 6 million shares of common stock at a price of $17.04 per share (subject to adjustment in certain circumstances), exercisable through June 27, 2013. The warrants may not be exercised to the extent that such exercise would result in the holder of the warrants owning at any one time more than 10% of our outstanding common stock. In accordance with the anti-dilution provisions of the warrant, the number of shares of our common stock subject to the warrant has been subsequently increased to 6,109,113, and the exercise price was decreased to $16.74 per share.

(4) This information is based on a Form 13F filed on November 9, 2009, by Federated Investors, Inc. on behalf of its wholly-owned subsidiaries, Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. Pursuant to Rule 13F-1(b) under the Securities Exchange Act of 1934, as amended, Federated Investors is deemed to share dispositive power over 1,937,000 shares and 665,500 shares with Federated Equity and Federated Global, respectively. Federated Equity and Federated Global have sole voting power over 1,937,000 shares and 665,500 shares, respectively.

(5) This information is based on a Schedule 13G/A filed on October 14, 2008, by Polar Securities, Inc., Altairis Offshore and Altairis Offshore Levered. Polar shares voting and dispositive power over 2,414,097 shares and is the investment manager for Altairis Offshore and Altairis Offshore Levered. Altairis Offshore and Altairis Offshore Levered share voting and dispositive power over 788,308 shares and 1,625,789 shares, respectively.

(6) Includes shares that could be purchased by the exercise of options on November 30, 2009, or within 60 days thereafter, as follows: 188,455 for Mr. Decker; 451,085 for Mr. Halim; 14,000 for Mr. Hayashi; 22,000 for Mr. Louie; 22,000 for Mr. Madden; 33,439 for Mr. Stead; 75,000 for Mr. Johnsen; 43,884 for Mr. Hamilton; 92,405 for Mr. Medrek and 967,101 for all of the current directors and executive officers as a group.

(7) Includes shares in which the individual has shared investment power due to marital dissolution proceedings.

BOARD OF DIRECTORS

Election of Director

How is the board made up?

Our certificate of incorporation provides for a board consisting of three classes of directors with overlapping three-year terms. One class of directors is elected each year with a term extending to the third succeeding annual meeting after election. Our board currently consists of one Class I director, three Class II directors and two Class III directors.

How are vacancies filled?

Our certificate of incorporation provides that any newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office. The bylaws permit any of our directors to resign at any time. Our guidelines on corporate governance provide that any director whose personal circumstances or job responsibilities change meaningfully should offer to not stand for reelection as a director.

Which directors are up for election?

The sole director in Class I, Mr. Stead, is up for election at the 2010 annual meeting to serve for a term expiring at the 2013 annual meeting.

What is his background?

Mr. Stead, 67, has been a director of our company since June 2003. He has been the executive chairman of the board of IHS, Inc. (software) since December 2000 and has been chief executive officer of IHS since September 2006. Prior to that, he was chairman of the board and chief executive officer of Ingram Micro Inc. (computer technology services) from August 1996 to May 2000. Mr. Stead is a director of Brightpoint, Inc. (cell phone service supplier) and Conexant. He is also chairman of the board of the Garrett Seminary on the Northwestern University campus.

Who are the remaining directors?

Class II Directors — continuing directors with terms expiring at the 2011 annual meeting

Mr. Hayashi, 53, has been a director of our company since August 2005. Mr. Hayashi has been the executive vice president, architecture, development and engineering, of Time Warner Cable, Inc. (cable television) since January 2008. He had previously served as the senior vice president, advanced engineering and technologies of Time Warner from May 2002 to January 2008, and as the vice president, advanced technologies, of Time Warner from July 1993 to May 2002.

Mr. Louie, 63, has been a director of our company since June 2003. Mr. Louie co-founded and has served as the managing director and a director of Mobile Radius, Inc. (mobile Internet data services) since March 2002. Mr. Louie served as the China President of the GSM Association (global trade association — wireless technology) from October 2003 to May 2005. He also has been the managing director of Dynasty Capital Services LLC (consulting) since January 2002. Mr. Louie served as president, Qualcomm Greater China (wireless communications) from May 2000 to October 2001 and as vice president, business development of Globalstar Communications Limited (satellite telecommunications) from January 1989 to May 2000. Since December 2007, Mr. Louie has been a member of the board of directors of Pacific Online (Internet hosting services), a publicly-traded company listed on the Hong Kong Stock Exchange.

Mr. Madden, 56, has been a director of our company since June 2003. He was the executive vice president and chief financial officer of Ingram Micro from July 2001 through April 2005. He served as senior vice president and chief financial officer of ArvinMeritor, Inc. (automotive components) from October 1997 to July 2001. He currently serves as a director of FreightCar America, Inc. (manufacturing and rebuilding — railroad freight cars), Champion Enterprises, Inc. (manufacturing — factory built houses) and Intcomex, Inc. (computer part distribution).

Class III Directors — continuing directors with terms expiring at the 2012 annual meeting

Mr. Decker, 59, has been a director of our company since January 2002 and non-executive chairman of the board since June 2003. Mr. Decker is the retired chairman and chief executive officer of Conexant Systems, Inc. (semiconductors — communications), having served as chief executive officer from January 1999 to February 2004 and again from November 2004 to July 2007, and as chairman from January 1999 to July 2008. Mr. Decker continues as a member of the board of directors of Conexant and is also a member of the boards of International Rectifier (semiconductors — analog), Newport Media, Inc. (semiconductors — broadcast media), BCD Semiconductor (semiconductors — analog) and Pacific Mutual Holding Company (life insurance products). He also serves as a director or member of several professional and civic organizations.

Mr. Halim, 49, has been a director of our company since January 2002 and our chief executive officer since June 2003. He was senior vice president and chief executive officer of the Internet infrastructure business of Conexant from February 2002 to June 2003 and senior vice president and general manager, network access division, of Conexant from January 1999 to February 2002. Mr. Halim currently serves as a trustee of the University of California, Irvine Foundation.

Board Governance Matters

Who is the chairman of the board?

Mr. Decker has served as chairman of the board since June 2003.

How often did the board meet during fiscal year 2009?

The board met twelve times during fiscal year 2009. Each director is expected to attend each meeting of the board and of those committees on which he serves. All of our directors attended at least 75% of all applicable board and committee meetings during fiscal year 2009. We usually schedule meetings of the board on the same day as our annual meetings, and when this schedule is followed, it is the policy of the board that directors are expected to attend our annual meetings. All directors attended the annual meeting of stockholders in March 2009.

How does the board determine which directors are considered independent?

Each year prior to the annual meeting, the board reviews and determines the independence of its directors. During this review, the board considers transactions and relationships between each director or any member of his or her immediate family and our company and its subsidiaries and affiliates. The board measures these transactions and relationships against the independence requirements of the SEC and The NASDAQ Stock Market, LLC. As a result of this review, the board affirmatively determined that the following continuing directors, Messrs. Decker, Hayashi, Louie, Madden and Stead, are "independent" in accordance with the applicable rules of the SEC and NASDAQ. The board has also determined that Donald R. Gips, who resigned from the board in January 2009, was "independent" during the time that he served as a director.

What is the role of the primary board committees?

The board has standing audit, governance and board composition and compensation and management development committees. The table below provides membership information as of the end of fiscal year 2009 and meeting information for each of the committees during fiscal year 2009.

Name	Audit	Governance and Board Composition	Compensation and Management Development
Dwight W. Decker		Chair	
Michael T. Hayashi	X	X	X
Ming Louie	X	X	
Thomas A. Madden	Chair	X	X
Jerre L. Stead	X	X	Chair
Number of meetings during fiscal year 2009	8	4	7

Donald R. Gips resigned from the board effective January 15, 2009 to serve as White House director of presidential personnel for the United States Presidential Administration. Prior to his resignation, Mr. Gips served as the chairman of the compensation and management development committee and as a member of the governance and board compensation committee.

Audit Committee

The audit committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, assists the board in overseeing our accounting and financial reporting processes and audits of our financial statements. It is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firms we engage. It reviews the independent registered public accounting firm's audit of the financial statements and its report thereof; our system of internal control over financial reporting and management's evaluation and the independent registered public accounting firm's audit thereof; the independent registered public accounting firm's annual management letter; various other accounting and auditing matters; and the independence of the auditing registered public accounting firm. The committee reviews and pre-approves all audit and non-audit services performed by our independent registered public accounting firm, other than as may be allowed by applicable law.

The audit committee also reviews and approves the appointment or change of our internal auditor. The committee reviews and approves any proposed related party transactions (unless such transactions are approved by another independent body of the board). It has established procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting and auditing matters. The committee meets with management to review any issues related to matters within the scope of its duties. The committee has the power to conduct or authorize investigations into any matter within its scope of responsibilities and may engage independent legal, accounting and other advisers as it determines necessary.

The charter of the committee is available on our website at *www.mindspeed.com*. The board has determined that all of the members of the committee are "independent" in accordance with Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, the applicable rules of NASDAQ and our board membership criteria. All of the committee members also meet the audit committee composition requirements of NASDAQ. The board has determined that Mr. Madden, the chairman of the audit committee, is qualified as an audit committee financial expert within the meaning of SEC regulations and that he has accounting and related financial management expertise within the meaning of the applicable rules of NASDAQ. Mr. Madden's experience is discussed above under the caption "Board of Directors — Election of Director."

Governance and Board Composition Committee

The governance committee reviews with the board, on an annual basis or more frequently as needed, our guidelines on corporate governance and the board's committee structure and membership. The committee annually establishes a framework for the evaluation of our chief executive officer. The committee recommends nominees for election at each annual meeting and nominees to fill any board vacancies. The committee recommended to the board Mr. Stead for re-election at the 2010 annual meeting. When needed, the committee leads the search for qualified director candidates by defining the experiential background and qualifications for individual director searches and may engage third-party search firms to source potential candidates and coordinate the logistics of each search. The committee also has the power to engage outside advisors and counsel to assist the committee.

The committee prepares, not less frequently than every three years, and submits to the board, for adoption by the board, a list of selection criteria to be used by the committee. The committee will consider director candidates recommended by our stockholders pursuant to our procedures described below under the caption "Other Matters — Stockholder Proposals." The selection criteria for director candidates include the following:

- Each director should be an individual of the highest character and integrity, have experience at or demonstrated understanding of strategy/policy-setting and reputation for working constructively with others.
- Each director should have sufficient time available to devote to the affairs of our company in order to carry out the responsibilities of a director.
- Each director should be free of any conflict of interest which would interfere with the proper performance of the responsibilities of a director. This excludes from consideration officers of companies in direct or substantial competition with our company and major or potential major customers, suppliers or contractors.

The committee's charter is available on our website at *www.mindpseed.com*. The board has determined that all of the members of the committee are "independent" in accordance with applicable rules of NASDAQ and our board membership criteria.

Compensation and Management Development Committee

The compensation committee recommends to the board compensation and benefits for non-employee directors; reviews and approves, on an annual basis, the corporate goals and objectives with respect to compensation of our chief executive officer pursuant to the framework developed by the governance committee; determines salaries for all executive officers and reviews annually the salary plan for other executives in general management positions; reviews standard base pay, incentive compensation, deferred compensation and all equity-based plans and recommends changes in such plans as needed; reviews annually the performance of our chief executive officer and other senior executives; assists the board in developing and evaluating potential candidates for executive positions; oversees the development of executive succession plans; and reviews and discusses the "Compensation Discussion and Analysis" with management and gives its recommendation to the board on whether the "Compensation Discussion and Analysis" should be included in our proxy statement and annual report on Form 10-K.

The charter of the committee is available on our website at *www.mindspeed.com*. The board has determined that all of the members of the committee are "independent" in accordance with applicable rules of NASDAQ and our board membership criteria. The compensation committee has the authority to engage services of outside advisors, experts and others to assist the committee. Our human resources department supports the committee in its work and in some cases acts pursuant to delegated authority to fulfill various functions in administering our compensation programs. In addition, the committee reviews its charter at least annually, and recommends any proposed changes to the board for approval.

During the course of fiscal year 2009, management and the board engaged Semler Brossy Consulting Group, LLC to consult and assist in the determination of executive compensation. The engagement specifically called for an analysis of the competitiveness of our equity compensation practices for our non-executive employees, an analysis of the competitiveness of our cash, equity and total compensation practices for our executive officers and a review of the value of our executives' equity holdings. The companies analyzed in this engagement were the companies listed as peer companies below under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Objectives of Compensation Programs and Compensation Program Design — Peer Group." The engagement covered information on equity practices, such as equity burn rates, equity overhang, forms of equity awards and allocation of equity awards between officers and non-officers. Semler Brossy also analyzed trends, including changes in equity participation eligibility and the mix of cash and equity in total compensation.

Stockholder Communications with Directors

Stockholders and other parties interested in communicating directly with any individual director, including the chairman, the board as a whole or the non-management directors as a group may do so by writing to Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660, Attention: Secretary. Our secretary reviews all such correspondence and regularly forwards to the board a summary of all such correspondence and copies of all correspondence that, in the opinion of the secretary, deals with the functions of the board, the board committees or other such correspondence that the secretary otherwise determines requires their attention. Directors may at any time review a log of all correspondence we receive that is addressed to members of the board and may request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of our internal audit department and handled in accordance with procedures established by the audit committee with respect to such matters.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee during fiscal year 2009 was a current or former officer or employee of our company. There are no compensation committee interlocks between our company and other entities involving our executive officers and board members who serve as executive officers or board members of such other entities. No member of the committee had any relationship requiring disclosure below under the caption "Certain Relationships and Related Transactions," except for Messrs. Decker and Stead, who serve as directors of Conexant.

EXECUTIVE OFFICERS

The table below sets forth certain information concerning our executive officers as of November 30, 2009.

Name	Age	Title
Raouf Y. Halim	49	Chief Executive Officer
Bret W. Johnsen	40	Senior Vice President, Chief Financial Officer and Treasurer
Najabat H. Bajwa	32	Senior Vice President and General Manager, Lightspeed Connectivity Solutions
Kurt F. Busch	39	Senior Vice President and General Manager, High-Performance Analog
Jing Cao	50	Senior Vice President, Operations
Ron Cates	52	Senior Vice President and General Manager, Wide Area Networking
Gerald J. Hamilton	56	Senior Vice President, Worldwide Sales
Anil S. Mankar	54	Senior Vice President, VLSI Engineering
Thomas J. Medrek	53	Senior Vice President and General Manager, Multiservice Access

There are no family relationships among the individuals serving as our directors or executive officers. Set forth below are the name, office and position held with our company and principal occupations and employment during the past five years of each of our executive officers. Biographical information on Mr. Halim is discussed above under the caption "Board of Directors — Election of Director."

Mr. Johnsen has been our senior vice president, chief financial officer and treasurer since July 2008. Prior to joining us, Mr. Johnsen served in a variety of finance and accounting positions with Broadcom Corporation (wired and wireless communication semiconductor and software products) from October 1999 through June 2008, including as vice president and corporate controller (principal accounting officer) from September 2007 through June 2008, senior director of finance, wireless connectivity group, from June 2007 through September 2007, senior director of finance and operations, worldwide manufacturing, from May 2005 through June 2007, director of finance, worldwide operations, from April 2003 through May 2005, as controller for various business groups within Broadcom from June 2000 through December 2003 and as corporate accounting manager from October 1999 through June 2000.

Mr. Bajwa has been our senior vice president and general manager, lightspeed connectivity solutions, since October 2007. Mr. Bajwa previously served as our vice president of marketing and applications engineering from October 2006 to October 2007, executive director of marketing from April 2006 to October 2006 and director of marketing from August 2003 to April 2006 for our optical communications IC product line. Prior to joining us, Mr. Bajwa was the director, navigation business, of Agilent Technologies, Inc. (electronic measurement devices and services) from November 2002 to August 2003.

Mr. Busch has been our senior vice president and general manager, high-performance analog, since October 2007. Mr. Busch previously served as our vice president of marketing and applications for our switching and signal conditioning product line from November 2006 to October 2007 and our executive director of business development from January 2006 to November 2006. Prior to joining us, Mr. Busch was a business development manager of Analog Devices, Inc. (signal processing solutions) from November 2003 to December 2005 and the vice president of marketing and president of the U.S. subsidiary of TeraCross Ltd. (semiconductor manufacturer) from November 2001 to November 2003. Mr. Busch currently serves as a director for First Western Group (real estate and agricultural lending).

Mr. Cao has been our senior vice president, operations, since March 2008. Prior to joining us, Mr. Cao was the vice president, operations, of HOYA Corporation USA, formerly Xponent Photonics, Inc. (optical network component manufacturer), from August 2006 to March 2008. Mr. Cao also served as the vice president, manufacturing and technology, from March 2006 to August 2006 and the director, assembly operations, from January 2001 to March 2006 of Vitesse Semiconductor Corporation (semiconductor communications design and development).

Mr. Cates has been our senior vice president and general manager, wide area networking, since May 2007. Prior to joining us, he was the vice president of North American sales and marketing of Metalink Ltd. (broadband communications) from October 2004 to May 2007. Mr. Cates also served as the vice president of marketing of Solarflare Communications, Inc. (vendor of Ethernet products) from June 2003 to September 2004 and the vice president of sales and marketing of Peregrine Semiconductor Corp. (semiconductor manufacturer and designer) from September 2001 to June 2003.

Mr. Hamilton has been our senior vice president, worldwide sales, since July 2006. Mr. Hamilton previously served as our vice president of sales for the Asia Pacific region from June 2003 to July 2006. He served as the vice president of sales for the Asia Pacific region of Conexant from September 2001 to June 2003.

Mr. Mankar has been our senior vice president, VLSI engineering, since August 2008. Prior to joining us, Mr. Mankar provided consulting services to Conexant from May 2008 to August 2008, and was the senior vice president, worldwide core engineering, and chief development officer of Conexant from December 2006 to May 2008. He also served as vice president, VLSI hardware systems broadband media processing, and vice president, worldwide core engineering, of Conexant from January 2005 to December 2006. He was vice president, VLSI hardware systems personal computing division, of Conexant from September 1999 to December 2004, and vice president, core engineering, of Conexant from January 2004 to December 2004.

Mr. Medrek has been our senior vice president and general manager, multiservice access, since June 2004. Mr. Medrek previously served as our senior vice president and general manager, broadband internetworking systems, from June 2003 to June 2004. Mr. Medrek served as the vice president and general manager, broadband internetworking systems, of Conexant from February 2001 to June 2003 and the vice president of marketing, broadband internetworking systems, of Conexant from March 2000 to February 2001.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

The following provides a brief overview of the more detailed disclosure set forth in the Compensation Discussion and Analysis below:

- The objectives of our compensation program are to: (i) attract and retain talented executive officers; (ii) further align the financial interests of executive officers with those of our stockholders; and (iii) pay for performance.
- In making its fiscal year 2009 compensation decisions, the compensation committee consulted with a third-party compensation consultant and compared the compensation and performance of our executive officers with a peer group of 14 other semiconductor companies.
- Our executive compensation consists primarily of: (i) a base annual salary; (ii) short-term cash incentive-based compensation; and (iii) long-term incentive equity awards. We also provide certain perquisites to our executive officers and on occasion grant discretionary and retention bonuses.
- We encourage a pay-for-performance environment by linking short-term cash incentive-based compensation to the achievement of overall company and individual performance goals. Achievement of performance goals by our named executive officers (as defined in the "Summary Compensation Table" below) during fiscal year 2009 ranged from 50% to 97%.
- In fiscal year 2010, we intend to again deliver a combination of cash, stock options and restricted stock awards as part of our overall compensation program.

Objectives of Compensation Programs and Compensation Program Design

The compensation committee establishes our executive compensation philosophy and oversees our executive compensation programs. Under the compensation committee's supervision, in fiscal year 2009, we implemented compensation policies, plans and programs intended to achieve the following objectives:

- ***Attract and retain talented executive officers.*** We are engaged in a very competitive and highly cyclical industry, and our success depends upon our ability to attract and retain qualified executive officers through competitive compensation arrangements.
- ***Further align the financial interests of executive officers with those of our stockholders.*** We want and expect our executive officers to think and act in both the near-term and long-term interests of our stockholders.
- ***Pay for performance.*** We provide executive officers with incentive opportunities linked to achievement of both overall company and individual performance goals. Incentive programs are designed to reward business plan achievement.

We carry out these objectives by providing market competitive salaries, achieving an appropriate mix of cash and equity compensation, setting compensation based on individual and overall company performance and occasionally granting discretionary and retention bonuses.

Total Compensation Program Design

The compensation committee considers the total compensation, earned or potentially available, of the executive officers in establishing each component of compensation. In its review, the committee considers information regarding our general industry and direct peer group, national surveys of other U.S. semiconductor and high technology companies, reports of our third-party compensation consultants and performance judgments as to the past and expected future contributions of individual executive officers. The compensation committee also reviews tally sheets in an effort to promote internal pay equity.

Our total compensation package generally includes a base annual salary, short-term incentive awards and long-term incentive awards. We target the short-term incentives of the chief executive officer to equal 100% of his base annual salary. We target the short-term incentives of all other named executive officers to equal 55% of their respective base annual salaries. Mr. Halim's higher incentive target is a result of his higher level of responsibility and the industry standard of providing the chief executive officer with higher incentive targets. We also occasionally grant cash discretionary bonuses to recognize achievements, as well as cash retention bonuses to maintain management continuity.

The fiscal year 2009 base salaries and target incentives for our named executive officers are set forth in the table below.

Named Executive Officer	Base Annual Salary	Target Incentive(1)
Raouf Y. Halim	$ 500,000	100%
Bret W. Johnsen	300,000	55%
Gerald J. Hamilton	250,000	55%
Thomas J. Medrek(2)	320,000	55%
Ron Cates	265,000	55%

(1) Target incentive represents a target amount of base annual salary for short-term incentive awards.

(2) Salary effective as of May 9, 2009.

Role of Executive Officers and Compensation Consultants in Compensation Decisions

The compensation committee solicits compensation recommendations from our chief executive officer on our other executive officers, and then reviews and approves the total compensation for each of our executive officers. The compensation committee may request additional information from the chief executive officer and may also solicit the perspective and input of third-party compensation consultants. In fiscal year 2009, the compensation committee elected to continue its engagement with a third-party compensation consultant, Semler Brossy.

Semler Brossy was specifically engaged to consult on the competitiveness of our equity compensation practices, summaries of our equity plans and the level of overall compensation for our named executive officers. For fiscal year 2009, we provided Semler Brossy with a list of our peer companies and data from the 2009 Radford Executive Survey for U.S. Technology Companies and requested that it report on the practices of each identified peer company, as well as analyze the data from the survey. The report included information on equity practices, such as equity burn rates, equity overhang, forms of equity awards and allocation of equity awards between officers and non-officers. The report also included information on trends, including changes in equity participation eligibility and the mix of cash and equity in total compensation. Following the conclusion of fiscal year 2009, Semler Brossy began advising us regarding the amendment to our directors stock plan described below under the caption "Proposal 3 — Approval of Amended and Restated Directors Stock Plan."

Additional information on the peer companies that Semler Brossy examined is discussed below under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Objectives of Compensation Programs and Compensation Program Design — Peer Group."

Goal Setting and Performance Evaluation

Executive officer performance evaluations, including evaluations of our named executive officers, occur annually and are completed immediately following the conclusion of each fiscal year. To help achieve our strategic goals and annual objectives, we have developed an integrated performance management program, which has an overall purpose of strengthening results at the individual and organizational level. The program is designed to align individual performance with strategic business goals and annual objectives. It is intended to foster two-way communication to provide all employees, including executive officers, with the resources, information and support needed to be successful. The performance management program's primary objectives are to ensure that individual contributions and results are directed toward achieving our business plan based on our strategic and tactical goals. It also links rewards to performance and recognizes outstanding performance with corresponding compensation actions. The process begins with establishing overall company and individual performance goals for the chief executive officer and other executive officers at the beginning of the fiscal year. These goals are based on our annual operating plan, which is reviewed by the board.

The chief executive officer's performance evaluation is coordinated by the chairman of the governance committee. The chief executive officer is evaluated on performance against the annual operating plan, which is summarized in an annual scorecard. The scorecard contains a percent achievement reached for each company metric, as well as an overall weighted average achievement percentage on all company performance goals. An annual 360 degree feedback assessment is also conducted for purposes of providing additional developmental feedback to the chief executive officer. The chairman of the governance committee reviews the corporate performance scorecard and the 360 feedback results with the other independent board members, obtains their feedback on the chief executive officer's performance and completes the review. The governance committee then reports its findings to the compensation committee for use in its determination of appropriate compensation actions.

The board frequently discusses the performance of the executive officers with the chief executive officer. The chief executive officer incorporates this feedback into the evaluations of the other executive officers. The performance evaluations for our named executive officers are the same as those discussed below under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Cash Incentive Awards."

Peer Group

In setting the base annual salary, individual bonus target amounts and equity grant guidelines for executive officers, the compensation committee, with assistance from our third-party compensation consultant, reviews information relating to the executive compensation of a self-selected peer group of companies comprised of direct competitors, other local semiconductor companies and leading national semiconductor companies. In analyzing our peer group, the compensation committee distinguishes emerging peers from mature peers. We include our direct competitors and other local semiconductor companies in our emerging peer group because we compete with them for business, as well as talent. We include leading national semiconductor companies in our mature peer group because they have a large influence on industry compensation practices. This self-selected peer group has remained essentially the same for the past several years. The peer group companies for fiscal year 2009 include the following:

Emerging Peers

- Applied Micro Circuits Corporation
- PMC-Sierra, Inc.
- Vitesse Semiconductor Corporation
- Transwitch Corporation
- Conexant Systems, Inc.
- Skyworks Solutions, Inc.
- Microsemi Corporation
- NetLogic Microsystems, Inc.

Mature Peers

- Broadcom Corporation
- Qualcomm, Inc.
- Advanced Micro Devices, Inc.
- Intel Corporation
- Texas Instruments, Inc.
- Maxim Integrated Products, Inc.

The compensation committee reviews the compensation levels of our emerging peers when considering the amount of executive officer base annual salary and total compensation. For fiscal year 2009, the compensation committee believes that the base annual salary and total compensation provided to each executive officer was within the range of total compensation paid to similarly situated executive officers at emerging peer companies. The compensation committee targets our executive officers' base salaries and total compensation at the median of our emerging peers.

The compensation committee reviews the data of both our emerging and mature peers in designing our equity-compensation policies. It typically considers our emerging peers' annual equity burn rates, equity overhang and form of equity awards. Additionally, it reviews our emerging peers' policies regarding allocation of equity awards between executive officers and non-executive officers, percentage of employees receiving grants, vesting practices, hiring grant practices and other trends. It typically considers data from our mature peers with respect to types of equity awards and employee eligibility for such awards.

For fiscal year 2009, the compensation committee also used the Radford survey database, which provides data specific to high technology and semiconductor industry compensation practices. The examination of the survey and peer group compensation practices allows us to accurately follow industry norms in an effort to ensure that our compensation policies are current and competitive.

Elements of Compensation

Executive compensation consists primarily of: (i) a base annual salary; (ii) short-term cash incentive-based compensation; and (iii) long-term incentive equity awards. This mix of payments allows us to provide compensation that directly addresses our compensation goals of retention, alignment of executive and stockholder interests and linking pay with performance. We also provide our executive officers with other benefits, including perquisites, change of control agreements and a retirement savings plan. The compensation committee also grants special cash bonuses to certain named executive officers to recognize particularly strong achievement or for specific retention purposes. Information on the total compensation awarded to each named executive officer during fiscal year 2009 is set forth in our "Summary Compensation Table" below.

Base Annual Salary

The base annual salaries we provide to our executive officers are intended as compensation for each executive officer's ongoing contributions to the performance of the operational area(s) for which they are responsible. In keeping with our compensation philosophy to attract and retain individuals of high quality, executive officer base salaries have been targeted to be competitive with base salaries paid to executive officers of our emerging peers, as described above, based on data reviewed by the compensation committee. The compensation committee determines the market median by reviewing information contained in survey data, SEC filings and advice from our third-party compensation consultant. The base salaries for our executive officers also reflect input from our chief executive officer regarding individual performance, company strategy and retention factors.

The base annual salary levels of each of our executive officers are reviewed annually and adjusted from time to time to recognize individual performance, promotions, competitive compensation levels, retention requirements, internal pay equity and other qualitative factors. In addition to adjustments made for competitive and retention reasons, the compensation committee has periodically adjusted executive officer base salaries based on its assessment of each executive's performance and history with us, as well as overall budgetary considerations for salary increases.

The base annual salaries in fiscal year 2009 for all named executive officers are set forth above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Objectives of Compensation Programs and Compensation Program Design — Total Compensation Program Design."

Cash Incentive Awards

Our annual cash incentive compensation plan for the executive officers, including our chief executive officer, is based on both the overall financial performance of our company and the performance of the executive officers with respect to their individual assigned goals. In any given fiscal year, that performance is measured against the specific performance criteria adopted by the compensation committee for use in that particular fiscal year. Performance criteria typically include financial metrics, such as revenue growth, operating profitability and attainment of strategic business development goals. Annual incentive awards may also be adjusted by the board in its discretion based on individual performance factors. For all executive officers, the annual incentive award value is generally targeted at the median of corresponding awards for our peer group.

Although we have established target incentive levels, the incentive-based compensation awards to our executive officers have generally not reached such levels during the past several fiscal years. Executive officers who have achieved 100% of their incentive-based compensation performance goals for a given fiscal year have been compensated below their respective target levels. While our incentive-based compensation awards have been typically below the target levels, we retain these levels for competitive reasons and may award incentive-based compensation that reaches these levels in the future.

The compensation committee determined whether each named executive officer met his performance goals for fiscal year 2009. Management reported on the accomplishments of the officers, and the compensation committee carried out its responsibility of determining the extent to which those accomplishments met the pre-established goals. While the use of the performance goals is intended to establish a rigorous process for tracking and evaluating performance, the compensation committee's assessment of performance against particular goals involves the application of qualitative, as well as quantitative measures. The compensation committee does not apply a mechanical formula in determining achievement of the goals, but takes into account the level of performance compared to the goal, as well as other considerations such as improvement or decline compared to prior years, positioning for future success and the need to motivate and retain the current management team.

The specific company and business unit revenue, operating profit, available cash, cash generation, design win, engineering execution and budget reduction targets are based on our company's internal annual operating plan and are confidential. As an indication of the level of difficulty in achieving the overall performance objectives, the compensation committee determined that our named executive officers attained levels of achievement (including financial and non-financial goals) in the following ranges in each of the last three fiscal years:

Fiscal Year	Range of Achievement
2008	90% — 100%
2007	72% — 94%
2006	92% — 100%

The pre-established factors for fiscal year 2009 used to determine individual performance and the relative weight given to each factor for each named executive officer are set forth in the table below. The different factors and relative weights reflect differences in the job responsibilities of our named executive officers.

Named Executive Officer	Performance Factors (and Weight)
Raouf Y. Halim	• Company fiscal year operating profit, available cash and cash generation targets: 50% • Design win execution against the fiscal year plan: 20% • Engineering execution: 15% • Individual organizational development goals: 15%
Bret W. Johnsen	• Company fiscal year operating profit target: 100%
Gerald J. Hamilton	• Company fiscal year revenue target: 40% • Design win execution against the fiscal year plan: 40% • Budget reduction target for the worldwide sales department: 20%
Thomas J. Medrek	• Company fiscal year operating profit target: 33% • Business unit fiscal year revenue target: 33% • Budget reduction target for the multiservice access business unit: 33%
Ron Cates	• Company fiscal year operating profit target: 33% • Business unit fiscal year revenue target: 33% • Budget reduction target for the wide area networking business unit: 33%

Mr. Halim. Based on the performance evaluation described above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Objectives of Compensation Programs and Compensation Program and Design — Goal Setting and Performance Evaluation," the compensation committee determined that Mr. Halim achieved 67% of his financial performance goals (fiscal year operating profit, available cash and cash generation targets) for fiscal year 2009. We had a larger operating loss than planned, but we largely met our available cash targets each quarter and achieved our cash generation targets in all but one quarter.

Cash generation and operating profit are non-GAAP measures. Our calculation of operating profit excludes stock-based compensation expense, employer taxes on stock-based compensation, amortization of intangible assets, asset impairments, employee separation costs, the effects of special charges such as asset impairments and restructuring charges and employee option exchange costs. We calculate cash generation as the net increase or decrease in cash and cash equivalents. We use non-GAAP measures because these measures help us internally to evaluate our operating performance, while excluding items that are considered by management to be outside of our core operating results. The specific performance goals for fiscal year operating profit, available cash and cash generation are based on our internal annual operating plan and are confidential.

The compensation committee determined that Mr. Halim met 79% of his individual goals. We had a number of key design wins, particularly in the voice-over-Internet Protocol and high-performance analog markets. We achieved 72% of our engineering milestones on schedule in fiscal year 2009 for our key product programs. With respect to organizational development, a number of key promotions and hires were made in fiscal year 2009 and significant progress was made in improving forecast accuracy as measured by net inventory turns.

Based on the overall assessment of Mr. Halim's performance against his goals, the compensation committee determined that no cash incentive payment was earned for fiscal year 2009.

Mr. Johnsen. The compensation committee determined that Mr. Johnsen earned 50% of his sole goal, company operating profit target. Based on the overall assessment of Mr. Johnsen's performance against his goal, the compensation committee determined that no cash incentive payment was earned for fiscal year 2009.

Mr. Hamilton. The compensation committee determined that Mr. Hamilton earned the following percentages of his goals for fiscal year 2009: (i) 95.9% — achievement of a company fiscal year revenue target — (40% weighting of overall award); (ii) 94.6% — design win execution against the fiscal year plan — (40% weighting of overall award); and (iii) 102.4% — achievement of a budget reduction plan for the worldwide sales department — (20% weighting of overall award), resulting in a 96.7% overall achievement of the goals set forth for the fiscal year. Based on the overall assessment of Mr. Hamilton's performance against his goals, the compensation committee awarded Mr. Hamilton a total cash incentive award of $132,935.

Mr. Medrek. The compensation committee determined that Mr. Medrek earned the following percentages of his goals for fiscal year 2009: (i) 50% — company operating profit target — (33% weighting of overall award); (ii) 86% — business unit fiscal year revenue targets — (33% weighting of overall award); and (iii) 98% — achievement of the budget plan for the multiservice access business unit — (33% weighting of overall award), resulting in a 78.0% overall achievement of the goals set forth for the fiscal year. Based on the overall assessment of Mr. Medrek's performance against his goals, the compensation committee determined that no cash incentive payment was earned for fiscal year 2009.

Mr. Cates. The compensation committee determined that Mr. Cates earned the following percentages of his goals for fiscal year 2009: (i) 50% — company operating profit target — (33% weighting of overall award); (ii) 72% — business unit fiscal year revenue targets — (33% weighting of overall award); and (iii) 113% — achievement of the budget plan for the wide area networking business unit — (33% weighting of overall award), resulting in a 78.3% overall achievement of the goals set forth for the fiscal year. Based on the overall assessment of Mr. Cates' performance against his goals, the compensation committee determined that no cash incentive payment was earned for fiscal year 2009.

Cash Bonus Plan for Fiscal Year 2010

In December 2009, the compensation committee approved a fiscal year 2010 cash bonus plan. Pursuant to the terms of the plan, our chief executive officer, the other executive officers (excluding Mr. Hamilton) and certain of our non-executive officers will be eligible to receive a cash bonus for fiscal year 2010. The amount of cash bonuses our chief executive officer and other executive officers may earn under the cash bonus plan for fiscal year 2010 described above, if any, is limited by the amount of cash allocated to the plan. The amount of cash that may be allocated, if any, to the plan to be available for awards will be calculated as follows:

- a dollar amount equal to 100% of any favorable quarterly variance to our planned fiscal year 2010 quarterly operating expense levels; plus
- a dollar amount equal to 20% of our income from any fiscal year 2010 intellectual property sales.

Under the fiscal year 2010 cash bonus plan, the compensation committee will determine our chief executive officer's cash bonus, if any, based upon the recommendations of the governance committee. The governance committee's recommendation will be based on its assessment of our chief executive officer's achievement of his fiscal year 2010 goals previously established by the governance committee. Our chief executive officer will make recommendations to the compensation committee for its approval of cash bonuses, if any, to be awarded to the other executive officers. The fiscal year 2010 cash bonus plan also provides for a cash pool that our chief executive officer is authorized to allocate in the form of cash bonuses, if any, among non-executive officers in amounts that our chief executive officer determines are appropriate based, in part, on executive officer recommendations.

Although Mr. Hamilton will not participate in the cash bonus plan for fiscal year 2010 described above, he is eligible for a cash bonus for fiscal year 2010 under our sales incentive plan. If Mr. Hamilton achieves 100% of his performance goals for fiscal year 2010, he is eligible to receive a cash bonus in an amount equal to 55% of his base salary for fiscal year 2010. Because sales executives in our industry typically receive cash incentive awards as part of their compensation packages, for competitive reasons, we excluded Mr. Hamilton from the cash bonus plan for fiscal year 2010 described above. The amount of the cash bonus Mr. Hamilton is eligible to receive under our sales cash incentive plan for fiscal year 2010 is not limited by the amount of cash allocated to the cash bonus plan for fiscal year 2010 described above.

Long-Term Incentive Equity Awards

Our long-term compensation consists of both stock option and restricted stock awards provided under our 2003 long-term incentives plan. In determining the timing and size of our awards, we follow a policy of attempting to provide compensation that is competitive with our peers. Additionally, we consider the number and status of past long-term awards when deciding to make a new grant.

We routinely grant eligible employees equity awards at the time of hire and also provide equity awards covering a large portion of our employees annually. The vesting periods vary with respect to each individual award, but stock option awards generally vest within a three or four year period and restricted stock awards generally vest within a range of one to four years. The one year restricted stock award vestings were typically granted as part of our short term-incentive compensation with specific performance goals. The exercise price of all stock options is set at the fair market value of the company's stock on the grant date.

In April 2009, we granted stock options to our named executive officers, as well as to many of our other employees. The awards will vest as to 33.33% of the underlying award in April 2010 and 8.33% of the underlying award quarterly thereafter. In April 2009, we also granted shares of restricted stock to a limited number of executive officers, including our named executive officers. The awards will vest as to 25% of the underlying award in May 2010 and 6.25% of the underlying award quarterly thereafter. The number of stock options and shares of restricted stock awarded, as set forth in the "Grants of Plan Based Awards" table below, varied with respect to each individual due to differences in each individual's compensation targets and role within the company. The "Outstanding Equity Awards at Fiscal Year-End" table below sets forth all long-term incentive awards granted in previous years.

Our long-term compensation awards of stock options and restricted stock are consistent with our goals for compensation, particularly in further aligning the interests of our executive officers with our stockholders. The awards provide compensation in addition to salary, cash incentives and bonuses, and assist us in recruiting and retaining executive officers. The awards are useful in retention because of their vesting requirements, which provide that upon termination of employment, only options currently vested may be exercised and unvested stock options and restricted stock are forfeited. Thus, long-term compensation awards give executive officers an incentive to remain with the company through each award's entire vesting period.

Incentive Equity Awards for Fiscal Year 2010

In November 2009, we granted stock options to a large portion of our employees, including our named executive officers, and shares of restricted stock to substantially all of our employees. The stock option awards will vest as to 8.33% of the underlying award quarterly beginning in February 2010. The restricted stock awards will vest as to 25% of the underlying award quarterly beginning in February 2010. The number of stock options and shares of restricted stock awarded, as set forth in the table below, varied with respect to each individual due to differences in each individual's compensation targets and role within the company.

Named Executive Officer	Number of Stock Options	Number of Shares of Restricted Stock
Raouf Y. Halim	60,000	30,000
Bret W. Johnsen	40,000	20,000
Gerald J. Hamilton	25,000	12,500
Thomas J. Medrek	25,000	12,500
Ron Cates	25,000	12,500

Special Bonuses

Discretionary Cash Bonuses

From time to time, we grant discretionary cash bonuses, though they are not a significant part of our executive compensation. These awards are not tied to any specific performance measure and are made at the discretion of the compensation committee. Shortly after the end of fiscal year 2009, we granted a discretionary cash bonus of $75,000 to Mr. Johnsen to recognize his particularly strong achievements during the recently completed fiscal year, including his contributions to significant improvements in our balance sheet, the equity offering we completed in the fourth quarter of fiscal year 2009 and the improved management of our cash assets. Shortly after the end of fiscal year 2008, Messrs. Johnsen, Medrek and Cates also received discretionary cash bonuses of $50,000, $35,000 and $35,000, respectively for their performance during fiscal year 2008.

While discretionary cash bonuses will remain an option for us to recognize extraordinary achievement, we view them as an exception, and grant them selectively. We expect most, if not all, of our fiscal year 2010 cash incentive compensation to be paid under our cash bonus plan for fiscal year 2010 discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Cash Bonus Plan for Fiscal Year 2010."

Retention Bonuses

In addition to our standard components of compensation, we occasionally grant retention bonuses to our executive officers. We grant retention bonuses to certain individuals based on a determination that these individuals fill an essential role in our success or failure and the importance of retaining their services.

In December 2008, the compensation committee approved a special bonus of $600,000 to our chief executive officer, Mr. Halim. The special bonus was subject to a letter agreement and vested on a quarterly basis over a period of one year. The compensation committee determined the special bonus to be appropriate to ensure management continuity and recognize the importance of Mr. Halim's role as our chief executive officer in continuing progress made in fiscal year 2008, particularly with respect to our revenue and our achievement of non-GAAP operating profit, into fiscal year 2009. The compensation committee also considered the high cost of leading a search for a replacement for Mr. Halim if he were to resign as our chief executive officer, both financially and with respect to the focus and morale of our employees.

Stock Option Exchange Program

On May 15, 2009, we implemented a stock option exchange program, pursuant to which eligible employees exchanged eligible stock options for new stock options with an exercise price of $1.70, the closing price of our common stock on NASDAQ on the exchange date. The exchange ratio was determined such that the fair value of the new stock options, as determined under Accounting Standards Codification 718, Compensation — Stock Compensation, formerly FAS 123R, or ASC 718, received as part of the exchange was approximately equal to the fair value, as determined under ASC 718, of the exchanged stock options. The stock option exchange program was approved by our stockholders at the 2009 annual meeting of stockholders. Named executive officers for fiscal year 2008 and directors were not eligible to participate.

Prior to the implementation of the stock option exchange program, nearly all of the outstanding stock options were ineffective for retention and compensation purposes because they featured an exercise price significantly higher than the market price for our common stock. The stock option exchange program allowed us to provide our employees with equity compensation for which they could realize value and had the effect of reducing the number of shares of our common stock subject to outstanding equity awards.

One named executive officer for fiscal year 2009, Mr. Cates, was not a named executive officer in fiscal year 2008 and participated in the stock option exchange program. Pursuant to the terms of the program, Mr. Cates exchanged 25,000 stock options with an exercise price of $10.60 per share for 12,500 stock options with an exercise price of $1.70 per share. The new stock options vest as to 33% of the underlying award on the anniversary of the exchange date for three years.

Other Compensation Policies

Perquisites and Personal Benefits

We provide our executive officers, including our chief executive officer, with perquisites, valued at the actual cost to our company, and other personal benefits that we believe are reasonable, competitive and consistent with our peers and our overall executive compensation program. The perquisites and personal benefits that we regularly offer include retirement savings plan matching contributions, life insurance premiums, excess personal liability insurance premiums, an annual physical examination, airline club fees, club dues, health club memberships, financial planning and tax preparation services. We sometimes also offer certain benefits associated with the hiring of new executive officers, such as transportation, temporary housing and relocation costs.

In determining the appropriate level of perquisites and personal benefits, we periodically review the Ayco Executive Benefits & Perquisite survey, as well as information provided in SEC filings of our peer group. We believe that these benefits help us to hire and retain qualified executive officers and enable them to perform their job responsibilities with fewer distractions. For valuation of perquisites and other benefits provided during fiscal year 2009, see footnote 2 of our "Summary Compensation Table" below.

Timing of Grants of Equity Awards

We have generally considered grants of stock options and restricted stock to our executive officers on an annual basis, typically in our first or second fiscal quarter. We also make equity grants to new hires or in specific situations other than on an annual basis, as determined by the compensation committee. The grant date of equity awards is typically the date we obtain formal approval of the grant. We do not have, and do not intend to have, any program, plan or practice to time the grant of equity awards in coordination with the release of material non-public information. We also do not have, and do not intend to have, any program, plan or practice to time the release of material non-public information for the purpose of affecting the value of executive compensation. The exercise price for stock options we have granted equals the closing price of our common stock on the grant date.

Policy Regarding Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1 million paid to the chief executive officer and the three most highly compensated executive officers (not including the chief executive officer and the chief financial officer). However, certain compensation meeting a tax law definition of "performance-based" is generally exempt from this deduction limit. We do not currently have a policy regarding qualification of cash compensation, such as salary and bonuses, for deductibility under Section 162(m). We have included provisions in our 2003 long-term incentives plan designed to enable grants of stock options to executive officers affected by Section 162(m) to qualify as "performance-based" compensation. Such grants cannot qualify until they are made by a committee consisting of "outside directors" under Section 162(m). The compensation committee believes that in certain circumstances factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of us and our stockholders. Given our changing industry and business, as well as the competitive market for outstanding executive officers, the compensation committee believes that it is important to retain the flexibility to design compensation programs consistent with its overall executive compensation philosophy even if some executive compensation is not fully deductible. Accordingly, the compensation committee may from time to time deem it appropriate to approve elements of compensation for certain executive officers that are not fully deductible.

The performance factors for equity compensation intended to meet the tax law definition of "performance-based" compensation were most recently approved in March 2009 and must be approved by stockholders at least every five years.

Change of Control Agreements

Each of our named executive officers has entered into our standard change of control agreement, which provides, under certain circumstances, for payments upon termination of employment in connection with a change of control of the company. Payments made under the agreement are subject to a "double trigger," meaning that both a change of control and a termination are required. We believe that a change of control agreement is necessary to diminish the inevitable distraction of executive officers by virtue of the personal uncertainties and risks created by a pending or threatened change of control. The agreement intends to encourage the executive officer's full attention and dedication and to provide a compensation and benefits arrangement satisfactory to the executive officer and competitive with other companies.

For the purposes of the change of control agreement, a change of control generally means:

- the acquisition by any individual, entity or group of beneficial ownership of 35% or more of either the then outstanding shares of our common stock or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors;
- a change in the composition of a majority of the board, which is not supported by the current board;
- a major corporate transaction, such as a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, which results in a change in the majority of the board or of more than 60% of our stockholders; or
- approval by our stockholders of the complete liquidation or dissolution of our company.

An executive officer who terminates his own employment for good reason or whose employment is terminated by us for reasons other than for cause, disability or death (qualified terminations) in connection with a change of control is entitled to the following payouts and benefits:

- three times the executive officer's base annual salary for the chief executive officer and two times the base annual salary for all other executive officers;
- three times the executive officer's bonus under our annual incentive plans for the chief executive officer and two times the bonus for all other executive officers;
- accrued vacation pay to the extent that it remains unpaid;
- continued coverage under our welfare benefit plans for two years after termination, including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs to the extent applicable generally to other peer executive officers of our company and our affiliated companies;
- outplacement services, the scope and provider of which will be selected by the executive officer in his sole discretion;
- immediate vesting of all equity securities held by the executive officer;

- other benefits including those that the executive officer is eligible to receive under any plan, program, policy or practice or contract or agreement; and
- a gross-up payment, defined as the amount equal to the excise tax on any payment by us pursuant to the change of control agreement as imposed by Section 4999 of the Internal Revenue Code and all taxes associated with the payment of that excise tax, which will not be a benefit included in any change of control agreements we enter into in the future.

We believe that providing for payment under the change of control agreements upon a double trigger of a change of control and a qualified termination achieves the balanced result of focusing the executive officer and protecting our company's best interests. For more information regarding potential payments under the change of control agreements, see the "Potential Payments Upon Termination or Change-in-Control" table below.

Retirement Plans

Executive officers are eligible to participate in our retirement savings plan. Our retirement savings plan operates as a defined contribution tax-qualified plan and is open to all of our domestic salaried employees. A participant may elect to defer compensation within certain contribution limitations. We retain the discretion to contribute to each participant's plan through profit sharing and matching of contributions. Our contributions are paid in the form of cash and are invested in our common stock fund. For fiscal year 2009, we matched participants' contributions 100% of the first 4% of the participant's covered compensation. The matching contributions paid to our named executive officers under our retirement savings plan during fiscal year 2009 are listed in footnote 2 of our "Summary Compensation Table" below.

We have previously also offered our deferred compensation plan to a select group of highly compensated employees and directors of our company. Our deferred compensation plan allowed these individuals to defer compensation subject to a minimum level of contribution without a maximum level of contribution. We matched the participant's contribution under this plan in an amount equal to the match the participant would have received under our retirement savings plan but for his or her participation in our deferred compensation plan and certain limitations imposed by the tax code less the match actually credited to the participant under our retirement savings plan. In November 2008, acting pursuant to the terms of our deferred compensation plan, the compensation committee suspended future deferrals and in August 2009, the board terminated our deferred compensation plan. All balances in our deferred compensation plan will be distributed to the plan participants by September 2010. For more information about our deferred compensation plan and our named executive officers' contributions, see our "Nonqualified Deferred Compensation" table below.

Overall Analysis

During the course of fiscal year 2009, we remained committed to the core executive compensation objectives of attracting and retaining quality executive officers, aligning the interests of our executive officers and our stockholders and paying for performance.

Performance Analysis

Fiscal year 2009 was a challenging business year, with our first two quarters heavily influenced by macroeconomic conditions, including the well-publicized problems in the financial services industry that created a broad-based credit squeeze and an associated pull back in capital investment. Our revenues declined significantly in the first half of fiscal year 2009, and we missed both our revenue and operating income plans for the year.

Progress was made in turning around our business, including improving our balance sheet, improving inventory management and realizing absolute growth in our multiservice access business during what was otherwise a year of revenue decline. We exited the fiscal year on solid footing, having significantly reduced our operating expenses from the fourth fiscal quarter of 2008 and achieving substantial second half fiscal year 2009 revenue growth over first half revenues.

Fiscal Year 2009 Compensation Decisions

We offered cash incentive-based compensation in fiscal year 2009 rather than equity incentive-based compensation, as we have in previous years. However, other than to Mr. Hamilton, no cash incentive-based compensation was paid for fiscal year 2009 performance to any of our named executive officers. Based, in part, on the conclusion that we did not achieve our annual operating plan goals, which have a significant influence on the performance goals of nearly all of our executive officers, the compensation committee determined that none of the other named executive officers had achieved a sufficient level of their individual performance goals under our cash-incentive plan to warrant payment.

To recognize individual achievement outside of the company's performance as a whole, we granted a discretionary cash bonus to our chief financial officer. We also granted a retention bonus to our chief executive officer to ensure management continuity and to recognize his importance in our continued progress. These bonuses are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Special Bonuses."

We continued to grant long-term compensation awards consisting of both stock options and restricted stock in fiscal year 2009. This mix of stock options and restricted stock is consistent with our compensation goals and programs, particularly the goals of further aligning the financial interests of our executive officers with those of our stockholders and attracting and retaining executive officers. We believe that the awards were useful in retention, particularly in a fiscal year when performance goal-based cash incentives were not paid. The vesting requirements of both stock options and restricted stock provide that upon termination of employment, only options currently vested may be exercised and unvested stock options and restricted stock are forfeited. Thus, long-term compensation awards provide executive officers with an incentive, during difficult business cycles, to remain with the company through each award's entire vesting period.

Summary Compensation Table

The following table sets forth the compensation earned for services performed for our company during fiscal years 2009, 2008 and 2007 by:

- our chief executive officer;
- our chief financial officer; and
- each of our other three most highly compensated executive officers, employed by us as of the end of fiscal year 2009, whom we refer to collectively as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Raouf Y. Halim	2009	$500,000	$600,000(3)	$174,818	$191,670	—	$ 53,116(4)	$1,519,604
Chief Executive Officer	2008	500,000	250,000	268,878	119,994	—	54,371	1,193,243
	2007	500,000	—	330,953	143,855	—	56,737	1,031,545
Bret W. Johnsen	2009	300,000	75,000(3)	11,200	96,278	—	25,559	508,037
Senior Vice President, Chief Financial Office and Treasurer	2008	69,231	200,000	—	17,215	—	2,144	288,590
Gerald J. Hamilton	2009	250,000	—	56,760	52,750	$132,935	13,429	505,874
Senior Vice President,	2008	247,308	—	90,917	46,550	135,369	34,315	554,459
Worldwide Sales	2007	270,164	—	88,628	44,638	122,826	100,197	626,453
Thomas J. Medrek	2009	308,077	—	50,060	34,474	—	37,610	430,221
Senior Vice President	2008	300,000	35,000	73,705	35,541	—	35,514	479,760
and General Manager, Multiservice Access	2007	300,000	—	85,107	69,221	—	80,598	534,926
Ron Cates Senior Vice President and General Manager, Wide Area Networking	2009	265,000	—	59,863	39,858	—	18,384	383,105

(1) These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended October 2, 2009, in accordance with ASC 718, of awards pursuant to our 2003 long-term incentives plan and prior stock incentive plans no longer in effect and thus may include amounts from awards granted both in and prior to fiscal year 2009. Assumptions used in the calculation of these amounts are included in Note 10, *"Stock-Based Compensation,"* to our audited financial statements for the fiscal year ended October 2, 2009, included in our annual report on Form 10-K filed with the SEC on November 24, 2009. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. In connection with our stock option exchange program discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Stock Option Exchange Program," Mr. Cates forfeited 25,000 stock options on May 15, 2009. In addition, Mr. Cates forfeited 187 shares of restricted stock that the compensation committee determined he did not earn under our fiscal year 2008 short-term incentive compensation program.

(2) The amount shown as "All Other Compensation" includes the following perquisites and personal benefits:

Name	Retirement Savings Plan Contributions (A)	Life Insurance Premiums	Liability Insurance Premiums (B)	Airline Club Fees	Club Dues	Financial Services (C)	Property Management (D)	Health Club	Physical Exams
Raouf Y. Halim	$ 9,577	$1,546	$3,161	$750	$10,853	$10,000	—	$2,784	$1,500
Bret W. Johnsen	12,000	563	1,022	950	—	1,025	—	5,850	—
Gerald J. Hamilton	10,000	2,311	1,118	—	—	—	—	—	—
Thomas J. Medrek	11,208	1,550	1,118	—	—	10,000	$6,057	289	1,402
Ron Cates	10,600	1,266	1,118	350	—	300	—	2,962	—

(A) Represents amounts we contributed pursuant to our retirement savings plan.

(B) Represents amounts we paid for excess personal liability insurance coverage.

(C) Represents fees we paid on behalf of the executive for financial services provided by a third party, including financial counseling, tax return preparation and estate planning.

(D) Represents amount for property management fees we pay for Mr. Medrek's former residence in connection with his relocation to Southern California.

For more information about perquisites, see the discussion above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Other Compensation Policies — Perquisites and Personal Benefits."

(3) The amount disclosed for Mr. Halim represents a retention bonus, which was subject to certain forfeiture conditions. The amount disclosed for Mr. Johnsen represents a discretionary cash bonus. The amounts disclosed for Messrs. Halim and Johnsen are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Special Bonuses."

(4) The amount disclosed includes $12,946 for tax reimbursement.

Grants of Plan-Based Awards

The following table presents information on equity awards granted to our named executive officers during fiscal year 2009.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
			Threshold ($)	Target ($)	Maximum ($)				
Raouf Y. Halim	4/30/2009	4/29/2009	—	—	—	50,000(2)	—	—	$106,000
	4/30/2009	4/29/2009	—	—	—	—	180,000(2)	$2.12	203,400
	—	—	—	$500,000(3)	—	—	—	—	—
Bret W. Johnsen	4/30/2009	4/29/2009	—	—	—	50,000(2)	—	—	106,000
	4/30/2009	4/29/2009	—	—	—	—	50,000(2)	2.12	56,500
	—	—	—	165,000(3)	—	—	—	—	—
Gerald J. Hamilton	4/30/2009	4/29/2009	—	—	—	10,000(2)	—	—	21,200
	4/30/2009	4/29/2009	—	—	—		50,000(2)	2.12	56,500
	—	—	—	137,500(3)	—	—	—	—	—
Thomas J. Medrek	4/30/2009	4/29/2009	—	—	—	10,000(2)	—	—	21,200
	4/30/2009	4/29/2009	—	—	—	—	65,000(2)	2.12	73,450
	—	—	—	165,000(3)	—	—	—	—	—
Ron Cates	4/30/2009	4/29/2009	—	—	—	—	35,000(2)	2.12	39,550
	5/15/2009	4/29/2009	—	—	—	—	12,500(4)	1.70	2,625(4)
	—	—	—	145,750(3)	—	—	—	—	—

(1) The grant date fair value for equity awards has been calculated in accordance with ASC 718. In contrast to how we present amounts in the "Summary Compensation Table" above, we report the amounts in this column without apportioning the amount over the applicable service or vesting period.

(2) The material terms of this award are discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Long-Term Incentive Equity Awards."

(3) The target payout represents 100% of Mr. Halim's base annual salary and 55% of each other named executive officer's base annual salary. The non-equity incentive plan does not provide for a threshold or maximum payout. For more information about the material terms of this plan, see the discussion above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Elements of Compensation — Cash Incentive Awards."

(4) In connection with our stock option exchange program, these stock options were granted in exchange for an earlier grant of 25,000 stock options awarded on May 17, 2007. The grant date fair value of this stock option award represents the incremental costs associated with these stock options over the stock options tendered under the stock option exchange program. The stock option exchange program is discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Stock Option Exchange Program."

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the equity awards we have made to our named executive officers which were outstanding as of the end of fiscal year 2009.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Raouf Y. Halim	10/27/2000	1,715	—	$22.0295	10/27/2010	—	—
	3/30/2001	191,185	—	9.001	3/30/2011	—	—
	4/3/2002	64	—	11.793	4/2/2012	—	—
	4/3/2002	32,121	—	11.793	4/3/2012	—	—
	8/15/2003	60,000	—	13.25	8/15/2011	—	—
	7/30/2004	30,000	—	17.765	7/30/2012	—	—
	1/28/2005	36,000	—	11.40	1/28/2013	—	—
	2/2/2007	37,500	12,500	10.95	2/2/2015	—	—
	7/24/2008	37,500	112,500	3.87	7/24/2016	—	—
	4/30/2009	—	180,000	2.12	4/30/2017	—	—
	1/31/2006	—	—	—	—	2,834	$ 8,644
	3/7/2008	—	—	—	—	8,750	26,688
	4/30/2009	—	—	—	—	50,000	152,500
Bret W. Johnsen	7/24/2008	58,333	141,667	3.87	7/24/2016	—	—
	4/30/2009	—	50,000	2.12	4/30/2017	—	—
	4/30/2009	—	—	—	—	50,000	52,500
Gerald J. Hamilton . . .	4/3/2002	774	—	11.793	4/3/2010	—	—
	11/5/2002	2,146	—	5.015	11/5/2010	—	—
	8/15/2003	6,667	—	13.25	8/15/2011	—	—
	7/30/2004	3,500	—	16.15	7/30/2012	—	—
	1/28/2005	4,860	—	11.40	1/28/2013	—	—
	8/4/2006	15,000	5,000	7.45	8/4/2014	—	—
	2/2/2007	9,374	3,126	10.95	2/2/2015	—	—
	4/30/2009	—	50,000	2.12	4/30/2017	—	—
	1/31/2006	—	—	—	—	375	1,144
	8/4/2006	—	—	—	—	3,000	9,150
	3/7/2008	—	—	—	—	2,500	7,625
	4/30/2009	—	—	—	—	10,000	30,500
Thomas J. Medrek . . .	10/27/2000	416	—	22.0295	10/27/2010	—	—
	3/30/2001	4,302	—	9.001	3/29/2011	—	—
	4/3/2002	7,240	—	11.793	4/3/2010	—	—
	4/26/2002	5,362	—	10.2115	4/26/2010	—	—
	11/5/2002	6,149	—	5.015	11/5/2010	—	—
	8/15/2003	20,000	—	13.25	8/15/2011	—	—
	7/16/2004	15,000	—	15.50	7/16/2012	—	—
	7/30/2004	10,999	—	17.765	7/30/2012	—	—
	1/28/2005	12,000	—	11.40	1/28/2013	—	—
	2/2/2007	9,374	3,126	10.95	2/2/2015	—	—
	4/30/2009	—	65,000	2.12	4/30/2017	—	—
	1/31/2006	—	—	—	—	1,000	3,050
	3/7/2008	—	—	—	—	1,800	5,490
	4/30/2009	—	—	—	—	10,000	30,500
Ron Cates	4/30/2009	—	35,000	2.12	4/30/2017	—	—
	5/15/2009	—	12,500	1.70	5/17/2015	—	—
	5/15/2007	—	—	—	—	6,563	20,018
	3/7/2008	—	—	—	—	2,500	7,625

(1) The market value noted in this column was determined by multiplying the number of unvested shares by $3.05, the closing price of our common stock on the last business day of fiscal year 2009.

Stock Option Award Vesting Schedule

The vesting schedule for stock option awards is set forth below.

Grant Date	Vesting
10/27/2000	Options vested as to 50% of the underlying award on each anniversary of the grant date for two years.
3/30/2001	Options vested as to 50% of the underlying award on the first anniversary of the grant date and as to 25% of the underlying award on each anniversary of the grant date for two years thereafter.
4/3/2002	The options listed under this grant date were repriced options from earlier grants. Each repriced grant retained its original vesting schedule, but we note the original grant date below. Mr. Halim received a grant of 16,092 options on February 10, 2000, and a grant of 16,093 options on July 24, 2000. Mr. Hamilton received a grant of 715 options on July 24, 2000, and a grant of 1,251 options on September 26, 2001. Mr. Medrek received a grant of 1,520 options on October 19, 1999, a grant of 2,860 options on March 13, 2000, and a grant of 2,860 options on July 24, 2000. The vesting schedule for each of these grants provided for 25% of the underlying award to vest on each anniversary of the grant date for four years, except the vesting schedule for Mr. Medrek's award granted on October 19, 1999. This award was made under a plan of a company that we acquired, and we have no detailed information about its original vesting schedule. This award was fully vested as of December 31, 2004.
4/26/2002 . . . . . . 11/5/2002 8/15/2003 7/16/2004	Options vested as to 25% of the underlying award on each anniversary of the grant date for four years.
7/30/2004	Options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 2.083% of the underlying award each month for three years thereafter.
1/28/2005	Options vested as to 50% of the underlying award on the six month anniversary of the grant date and as to 50% of the underlying award on the one year anniversary of the grant date.
8/4/2006	Options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 6.25% of the underlying award each three months for three years thereafter.
2/2/2007	Options vested as to 12.5% of the underlying award on the first anniversary of the grant date and as to 12.5% of the underlying award each three months for two years thereafter.
7/24/2008	Options will vest as to 25% of the underlying award on the first anniversary of the grant date and as to 2.083% of the underlying award each month for three years thereafter.
4/30/2009	Options will vest as to 33% of the underlying award on the first anniversary of the grant date and as to 8.33% of the underlying award each three months for two years thereafter.
5/15/2009	In connection with our stock option exchange program, these stock options were granted in exchange for an earlier grant of 25,000 options awarded on May 17, 2007. The options will vest as to 33% of the underlying award on the first anniversary of the new grant date and as to 33% of the underlying award each year for two years thereafter. The stock option exchange program is discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Stock Option Exchange Program."

Restricted Stock Award Vesting Schedule

The vesting schedule for restricted stock awards is set forth below.

Grant Date	Vesting
1/31/2006 . . . . . . 8/4/2006 5/15/2007	The shares of restricted stock vested as to 25% of the underlying award on the first anniversary of the grant date and will continue to vest as to 6.25% of the underlying award each quarter for three years thereafter.
3/7/2008	The shares of restricted stock vested as to 12.5% of the underlying award April 30, 2008 and will continue to vest as to 12.5% of the underlying award each quarter for seven quarters thereafter.
4/30/2009	The shares of restricted stock will vest as to 25% of the underlying award on May 6, 2010 and will continue to vest as to 6.25% of the underlying award each quarter for three years thereafter.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of restricted stock awards for each of our named executive officers during fiscal year 2009. There were no options exercised by our named executive officers during fiscal year 2009.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Raouf Y. Halim	48,167	$60,027
Bret W. Johnsen	—	—
Gerald J. Hamilton	15,000	20,107
Thomas J. Medrek	11,850	14,663
Ron Cates	14,813	18,720

(1) We computed the dollar amount realized upon vesting by multiplying the number of shares by the market price of the underlying securities on the vesting date.

Nonqualified Deferred Compensation

In November 2008, acting pursuant to the terms of our deferred compensation plan, the compensation committee suspended future deferrals to the plan. In August 2009, the compensation committee terminated our deferred compensation plan, and all balances in the plan will be distributed by September 2010. A summary of our deferred compensation plan, as it existed prior to its termination, is set forth below.

Our deferred compensation plan provided that a select group of highly compensated employees and directors could defer up to 100% of their respective base annual salaries, annual bonuses and director fees, subject to a minimum of $2,000 per source of deferral. A participant could have also elected to defer 100% of restricted stock grants and qualifying gains with respect to the exercise of eligible stock options. We previously provided a limited matching amount to the contributions of each participant.

The following table sets forth the aggregate earnings during fiscal year 2009 and the aggregate balances at the end of fiscal year 2009 under our deferred compensation plan for our named executive officers. No contributions were made under the plan by any of our named executive officers in fiscal year 2009.

Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Raouf Y. Halim	—	—	—	—	—
Bret W. Johnsen	—	—	—	—	—
Gerald J. Hamilton	—	—	—	—	—
Thomas J. Medrek	—	—	$(8,636)	—	$105,433
Ron Cates	—	—	—	—	—

(1) This amount is not included in the "Summary Compensation Table" above because the earnings are not preferential or above-market.

Potential Payments upon Termination or Change-in-Control

Under the terms of our standard change of control agreement, deferred compensation plan and 2003 long-term incentives plan, our named executive officers may be entitled to certain payments upon termination of their employment. The following description of the agreement and plans is qualified by reference to the complete text of the agreement and plans, which have been filed with the SEC.

The following table sets forth estimated payments that would be made to each of our named executive officers upon termination of employment under various circumstances, including: (i) death; (ii) in connection with a change of control; (iii) other than for personal performance; and (iv) for any other reason. The information set forth in the table assumes:

- the termination event occurred on the last day of fiscal year 2009;
- all payments are made in a lump sum on the date of termination;
- we are current on all obligations owed the executive through the date of termination (including salary and bonus, but excluding accrued vacation); and
- the executive does not find new employment with another employer within two years.

The actual amounts to be paid can only be determined at the time of the executive's termination of employment and may differ materially from the amounts set forth in the table below. The amounts set forth in the table below do not reflect the withholding of applicable state and federal taxes. Following the table is a description of the plans and agreements that affect potential payments upon death, termination or change of control.

Name	Death	Qualified Termination in Connection with a Change of Control	Termination for Reason Other than Personal Performance	Termination for Any Other Reason
Raouf Y. Halim				
Accrued Vacation	$ 58,130	$ 58,130	$ 58,130	$ 58,130
Deferred Compensation Plan	—	—	—	—
2003 Long-Term Incentives Plan	355,231	—	—	—
Change of Control Agreement				
Multiplied Salary(1)	—	1,500,000	—	—
Multiplied Annual Bonus(2)	—	1,500,000	—	—
Welfare Benefits(3)	—	31,768	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	355,231	—	—
Gross-up Payment	—	—	—	—
Retention Bonus(6)	—	150,000	—	—
Total	**$ 413,361**	**$ 3,607,129**	**$ 58,130**	**$ 58,130**
Bret W. Johnsen				
Accrued Vacation	$ 2,899	$ 2,899	$ 2,899	$ 2,899
Deferred Compensation Plan	—	—	—	—
2003 Long-Term Incentives Plan	199,000	—	—	—
Change of Control Agreement				
Multiplied Salary(1)	—	600,000	—	—
Multiplied Annual Bonus(2)	—	330,000	—	—
Welfare Benefits(3)	—	31,768	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	199,000	—	—
Gross-up Payment	—	—	—	—
Total	**$ 201,899**	**$ 1,175,667**	**$ 2,899**	**$ 2,899**

Name	Death	Qualified Termination in Connection with a Change of Control	Termination for Reason Other than Personal Performance	Termination for Any Other Reason
Gerald J. Hamilton				
Accrued Vacation	$ 26,005	$ 26,005	$ 26,005	$ 26,005
Deferred Compensation Plan	—	—	—	—
2003 Long-Term Incentives Plan	94,919	—	—	—
Change of Control Agreement				
Multiplied Salary(1)	—	500,000	—	—
Multiplied Annual Bonus(2)	—	275,000	—	—
Welfare Benefits(3)	—	31,768	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	94,919	—	—
Gross-up Payment	—	—	—	—
Total	**$ 120,923**	**$ 939,691**	**$ 26,005**	**$ 26,005**
Thomas J. Medrek				
Accrued Vacation	$ 11,331	$ 11,331	$ 11,331	$ 11,331
Deferred Compensation Plan	102,433	102,433	102,433	102,433
2003 Long-Term Incentives Plan	94,490	—	—	—
Change of Control Agreement				
Multiplied Salary(1)	—	640,000	—	—
Multiplied Annual Bonus(2)	—	352,000	—	—
Welfare Benefits(3)	—	31,768	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	99,490	—	—
Gross-up Payment	—	456,112	—	—
Total	**$ 213,254**	**$ 1,705,133**	**$113,764**	**$113,764**
Ron Cates				
Accrued Vacation	$ 22,159	$ 22,159	$ 22,159	$ 22,159
Deferred Compensation Plan	—	—	—	—
2003 Long-Term Incentives Plan	77,067	—	—	—
Change of Control Agreement				
Multiplied Salary(1)	—	530,000	—	—
Multiplied Annual Bonus(2)	—	291,500	—	—
Welfare Benefits(3)	—	31,768	—	—
Outplacement Services(4)	—	12,000	—	—
Acceleration of Equity Awards(5)	—	77,067	—	—
Gross-up Payment	—	—	—	—
Total	**$ 99,226**	**$ 964,494**	**$ 22,159**	**$ 22,159**

(1) The multiple used for the multiplied salary for Mr. Halim as our chief executive officer is three. The multiple used for all other named executive officers is two. The multiplied salary amount is based on the named executive officer's base annual salary as of the end of fiscal year 2009.

(2) The multiple used for the multiplied bonus for Mr. Halim as our chief executive officer is three. The multiple used for each other named executive officers is two. The annual bonus amount used is based on individual target incentive amounts for each named executive officer as established by the compensation committee for fiscal year 2009.

(3) Welfare benefits include the following benefits:

Benefits (Insurance Premiums)	Annual Value
Medical	$ 12,920
Dental	1,594
Vision	170
Basic Life and Accidental Death and Disability	750
Long-Term Disability	450

(4) The value of outplacement services is estimated based on industry standards.

(5) The value of accelerated option awards is calculated by multiplying the number of outstanding but unvested options by the difference between the exercise price of the option and $3.05, the closing price of our common stock on the last business day of fiscal year 2009. The value of accelerated restricted stock awards is calculated by multiplying the number of outstanding but unvested shares of restricted stock by $3.05, the closing price of our common stock on the last business day of fiscal year 2009.

(6) The terms of the retention bonus granted to Mr. Halim in December 2008 provide that any unvested portion of the retention bonus would vest in the event of a change of control. As of the last day of fiscal year 2009, the unvested portion of Mr. Halim's retention bonus was $150,000. The retention bonus is discussed in more detail under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Special Bonuses — Retention Bonuses."

Plans and Agreements Affecting Potential Payments upon Termination or Change-in-Control

Deferred Compensation Plan

Under the terms of our deferred compensation plan, a participating executive is entitled to receive the balance of his account upon termination of his employment. A participant or the beneficiary may pre-elect to receive benefits under the plan pursuant to an annual installment method of two, five, 10, 15 or 20 years or in a lump sum after retirement. Benefits from death or other termination will be payable in a single lump sum. Of our named executive officers, only Mr. Medrek had an outstanding balance under our deferred compensation plan as of the end of fiscal year 2009.

As discussed above under the caption "Executive Officer and Director Compensation — Nonqualified Deferred Compensation," the board terminated our deferred compensation plan in August 2009 and all balances under the plan will be distributed by September 2010.

Accrued Vacation

Our named executive officers are entitled to payments for their accrued vacation time regardless of the reason for the termination of their employment. The amounts of these payments vary with respect to each individual officer.

2003 Long-Term Incentives Plan

Under the terms of our 2003 long-term incentives plan, the estate or beneficiaries of a deceased employee are entitled to exercise all outstanding options for up to three years following the employee's death. The estate or beneficiaries may exercise these options regardless of whether the options had vested prior to the employee's death. Any unvested shares of restricted stock held by a deceased employee are deemed to have been earned upon death. The table accounts for this benefit by multiplying the number of outstanding but unvested options by the difference between the exercise price of the option and $3.05, the closing price of our common stock on the last business day of fiscal year 2009. An employee terminated for reasons other than cause or death may exercise only the options vested and exercisable as of the termination date for a period of three months following termination. An employee terminated for cause forfeits all options. No other financial benefit from restricted stock awards is derived upon termination of employment for reasons other than cause or death.

Because of the spread between the exercise prices of the options held by our named executive officers and the closing price of our common stock on the last business day of the fiscal year, none of our named executive officers would have derived financial benefit from the acceleration of options for the purposes of this table.

The acceleration of outstanding but unvested equity awards in the event of a change of control is discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Other Compensation Policies — Change of Control Agreements."

Change of Control Agreements

Each of our named executive officers has entered into our standard change of control agreement, which provides under certain circumstances for payments upon termination of employment in connection with a change of control of our company. Additional information regarding the change of control agreements is discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Other Compensation Policies — Change of Control Agreements."

Director Compensation

The following table sets forth the compensation earned for services performed for us as a director by each member of the board, other than any director who is also a named executive officer, during fiscal year 2009.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Total ($)
Dwight W. Decker	$109,375	$ 2,790	$17,770	$129,935
Donald H. Gips(5)	10,000	(15,090)	—	10,000
Michael T. Hayashi	80,625	2,790	18,714	101,185
Ming Louie	73,750	2,790	17,770	94,310
Thomas A. Madden	93,750	2,790	17,770	114,310
Jerre L. Stead	83,125	2,790	17,770	103,685

(1) Mr. Halim serves as a member of the board and also as one of our executive officers. Mr. Halim did not receive any compensation for serving as a member of the board, but is compensated for serving as our chief executive officer.

(2) Represents the amount of cash compensation earned during fiscal year 2009 for service on the board and committees of the board, as applicable. For more information on how the directors were compensated, please see the explanation set forth below.

(3) These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended October 2, 2009, in accordance with ASC 718, of awards pursuant to our directors stock plan. Assumptions used in the calculation of these amounts are included in Note 10, *"Stock-Based Compensation,"* to our audited financial statements for the fiscal year ended October 2, 2009 included in our annual report on Form 10-K filed with the SEC on November 24, 2009. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. On March 10, 2009, we awarded each non-employee director 3,000 restricted stock units. These awards were granted pursuant to our directors stock plan. The grant date fair value of each stock award, as computed in accordance with ASC 718, is $2,790 for each director.

As of the end of fiscal year 2009, each of the following directors held awards of restricted stock in the aggregate amounts set forth in the table below, subject to the terms of their award agreements:

Name	Aggregate Number of Shares of Restricted Stock (#)
Dwight W. Decker	5,000
Donald H. Gips	—
Michael T. Hayashi	5,000
Ming Louie	5,000
Thomas A. Madden	5,000
Jerre L. Stead	5,000

As of the end of fiscal year 2009, each of the following directors held awards of restricted stock units in the aggregate amounts set forth in the table below, subject to the terms of their award agreements:

Name	Aggregate Number of Restricted Stock Units (#)
Dwight W. Decker	6,000
Donald H. Gips	—
Michael T. Hayashi	6,000
Ming Louie	6,000
Thomas A. Madden	6,000
Jerre L. Stead	6,000

(4) These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended October 2, 2009, in accordance with ASC 718, of awards pursuant to our directors stock plan. Assumptions used in the calculation of these amounts are included in Note 10, *"Stock-Based Compensation,"* to our audited financial statements for the fiscal year ended October 2, 2009 included in our annual report on Form 10-K filed with the SEC on November 24, 2009. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. On March 10, 2009, we awarded each non-employee director 4,000 stock options. These awards were granted pursuant to our directors stock plan. The grant date fair value of each option award, as computed in accordance with ASC 718, is $2,160 for each director.

As of the end of fiscal year 2009, each of the following directors held awards of stock options to purchase shares of our common stock in the aggregate amounts set forth in the table below, subject to the terms of their award agreements:

Name	Aggregate Number of Stock Options (#)
Dwight W. Decker	198,455
Donald H. Gips	—
Michael T. Hayashi	24,000
Ming Louie	32,000
Thomas A. Madden	32,000
Jerre L. Stead	43,439

(5) Mr. Gips' director fees have been deferred pursuant to our deferred compensation plan. Mr. Gips resigned from the board effective January 15, 2009. In connection with Mr. Gips' retirement, the board and the compensation committee approved the acceleration of all restricted stock and unearned restricted stock units held by Mr. Gips as of January 25, 2009 in accordance with our directors stock plan.

How are directors compensated?

For board participation during fiscal year 2009, we paid each of our non-employee directors an annual base compensation of $30,000 and our non-employee chairman of the board an annual base compensation of $50,000. Beginning on January 1, 2009, they each also received committee participation compensation equal to $5,000 annually for service on the compensation committee and/or the governance committee ($10,000 if serving as chairman of such committee) and $7,500 annually for service on the audit committee ($15,000 if serving as chairman of such committee). Each non-employee director received $1,250 per meeting for each board and committee meeting attended in person or by telephone. Directors who are our employees are not paid any additional compensation for their service on the board.

The board may from time to time appoint additional standing or ad hoc committees, and may compensate directors who serve on them differently than we currently compensate members of our standing committees. During fiscal year 2009, we paid members of the financing committee $1,250 per committee meeting. We reimburse each of our directors for reasonable out-of-pocket expenses that they incur in connection with their service on the board.

Prior to January 1, 2009, annual compensation for service on the compensation committee and the governance committee was $2,500, and annual compensation for service as chairman of those committees was $7,500. Annual compensation for service on the audit committee was $5,000, and annual compensation for service as chairman of the audit committee was $10,000.

Our non-employee directors are eligible to participate in our directors stock plan, which is administered by the compensation committee under authority delegated by the board. The directors stock plan provides that upon initial election to the board, each non-employee director is granted an option to purchase 8,000 shares of our common stock at an exercise price per share equal to its fair market value on the date of grant. The options become exercisable in four equal installments on each of the first, second, third and fourth anniversaries of the date the options are granted. In addition, each non-employee director is granted an option to purchase 4,000 shares of our common stock following each annual meeting of stockholders.

Our directors stock plan also provides that, following each annual meeting of stockholders, each non-employee director is granted restricted stock units in an amount equal to the lesser of: (i) 3,000 restricted stock units; or (ii) the number of restricted stock units (rounded to nearest whole unit) equal to $45,000 divided by the closing price of our common stock on the date of grant. One share of our common stock is issuable upon settlement for each restricted stock unit awarded. Other than the right to receive dividends, the recipients of restricted stock units will not have the rights of a stockholder, such as the right to vote, until the restricted stock units are settled by the issuance of shares of our common stock. The restricted stock units will not be settled for shares of our common stock until ten days after: (i) the recipient retires from the board after attaining age 55 and completing at least five years of service as a director; or (ii) the recipient resigns from the board or ceases to be a director by reason of antitrust laws, compliance with our conflict of interest policies, death, disability or other circumstances, and the board has not determined (prior to the expiration of such ten day period) that such resignation or cessation of service as a director is adverse to the best interests of our company. In addition to the annual equity grants, each director has the option to receive all or a portion of cash compensation due in the form of shares of our common stock or restricted stock units valued at the closing price of our common stock on the date each payment would otherwise be made. Our directors stock plan is discussed in more detail under the caption "Proposal 3 – Approval of Amended and Restated Directors Stock Plan."

Under the terms of our now terminated deferred compensation plan, a director could have elected to defer all or part of his cash compensation and certain equity awards. As discussed above under the caption "Executive Officer and Director Compensation — Nonqualified Deferred Compensation," the board terminated the plan in August 2009.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of the end of fiscal year 2009 about shares of our common stock that may be issued upon the exercise of options, warrants and rights granted under all of our existing equity compensation plans, including our 2003 long-term incentives plan, 2003 stock option plan and directors stock plan.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders			
2003 long-term incentives plan(1)	1,952,907	$ 4.94	2,120,834
2003 stock option plan(2)	798,691	9.20	—
Directors stock plan(3)	176,000	14.25	37,371
Equity compensation plans not approved by stockholders(4)	200,000	3.87	—
Total(5)	3,127,598	6.48	2,158,205

(1) As of November 30, 2009, under our 2003 long-term incentives plan, there were: (i) 2,351,252 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $4.83 and a weighted-average term to expiration of 6.25 years; (ii) 510,579 shares of restricted stock outstanding; and (iii) 1,462,332 securities remaining available for future issuance.

(2) As of November 30, 2009, under our 2003 stock option plan, there were: (i) 771,224 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $9.33 and a weighted-average term to expiration of 1.35 years; and (ii) zero securities remaining available for future issuance.

(3) As of November 30, 2009, under our directors stock plan, there were: (i) 176,000 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $14.25 and a weighted-average term to expiration of 5.72 years; (ii) 25,000 shares of restricted stock outstanding; (iii) 30,000 shares of restricted stock units outstanding; and (iv) 37,371 securities remaining available for future issuance.

(4) As of November 30, 2009, there were 200,000 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $3.87 and a weighted-average term to expiration of 6.65 years. These securities relate to an inducement grant to Mr. Johnsen.

(5) As of November 30, 2009, under all plans combined, there were: (i) 3,498,476 securities to be issued upon exercise of outstanding options, warrants and rights, having a weighted-average exercise price of $6.24 and a weighted-average term to expiration of 5.17 years; (ii) 535,579 shares of restricted stock outstanding; (iii) 30,000 restricted stock units outstanding; and (iv) 1,499,703 securities remaining available for future issuance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Change of Control Agreements

We have entered into change of control agreements with each of our current executive officers. The change of control agreements provide for certain payments upon a qualified termination in connection with a change of control. Additional information regarding the change of control agreements is discussed above under the caption "Executive Officer and Director Compensation — Compensation Discussion and Analysis — Other Compensation Policies — Change of Control Agreements."

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and Mr. Johnsen. Each indemnification agreement provides that we will indemnify the director or executive officer from and against any expenses incurred by them as provided in Article III, Section 14 of our bylaws (subject to the procedural provisions specified in our bylaws) and, to the extent the laws of Delaware are amended to increase the scope of permissible indemnification, to the fullest extent of Delaware law.

Severance Agreements

On August 21, 2009, we entered into a severance and general release agreement with Thomas O. Morton in connection with his resignation as our senior vice president, human resources. The material terms of the agreement provide that we will: (i) pay Mr. Morton severance at a rate of $4,230.769 (equal to his then existing salary rate) per week beginning August 22, 2009 and ending August 21, 2010; (ii) continue paying Mr. Morton's medical, dental, vision, life insurance, executive physical, health and airline club memberships and financial counseling benefits until August 21, 2011; and (iii) provide Mr. Morton with outplacement assistance. The agreement also provides that Mr. Morton will be placed on unpaid leave from August 21, 2010 through August 21, 2011, during which time all unvested stock options and restricted stock awards will continue to vest and after which time all unvested stock options and restricted stock awards will expire. Any vested stock options as of August 21, 2011, will be exercisable for the period of time specified in the terms of the applicable stock option award agreement and will expire and will not be exercisable at the end of such period if they have not been exercised. The agreement also contains: (i) Mr. Morton's release of all claims against us; and (ii) a promise not to solicit our employees for a period ending August 20, 2012. The total approximate dollar value of Mr. Morton's interest in the agreement is $359,282.

On April 3, 2009, we entered into a severance and general release agreement with Preetinder S. Virk in connection with his resignation as our senior vice president and general manager, customer premise equipment. The material terms of the agreement provide that we will: (i) pay Mr. Virk severance at a rate of $4,807.69 (equal to his then existing salary rate) per week beginning April 4, 2009 and ending September 11, 2009; (ii) continue paying Mr. Virk's health and airline club memberships and financial counseling benefits until September 11, 2009; and (iii) continue paying Mr. Virk's medical, dental and vision insurance benefits until April 30, 2009. The agreement also provides that Mr. Virk will repay the unearned amount of a special bonus received on April 8, 2008. The agreement provides that all unvested stock options and restricted stock awards will continue to vest until September 11, 2009, after which time all unvested stock options and restricted stock awards will expire. Any vested stock options as of September 11, 2009, will be exercisable for the period of time specified in the terms of the applicable stock option award agreement and will expire and will not be exercisable at the end of such period if they have not been exercised. The agreement also contains: (i) Mr. Virk's release of all claims against us; (ii) a promise not to solicit our employees for a period ending September 10, 2010; and (iii) a promise not to perform services for a division or unit of certain competitor companies as specifically set forth in the agreement for a period ending September 10, 2010. The total approximate dollar value of Mr. Virk' interest in the agreement is $223,389.

On October 10, 2008, we entered into a severance and general release agreement with Thomas A. Stites in connection with his resignation as our senior vice president, communications. The material terms of the agreement provide that we will: (i) pay Mr. Stites at a rate of $2,403.85 (equal to half of his then existing salary rate) per week for the period beginning October 11, 2008 through November 14, 2008 in exchange for his assistance in the transition; (ii) pay Mr. Stites severance at a rate of $4,807.69 (equal to his then existing salary rate) per week beginning November 15, 2008 and ending November 13, 2009; (iii) continue paying Mr. Stites' medical, dental, vision, life insurance, executive physical, health club and financial counseling benefits until February 12, 2010; and (iv) provide Mr. Stites with outplacement assistance. The agreement also provides that Mr. Stites will be placed on unpaid leave from November 13, 2009 through February 12, 2010, during which time all unvested stock options and restricted stock awards will continue to vest and after which time all unvested stock options and restricted stock awards will expire. Any vested stock options as of February 12, 2010, will be exercisable for a period of three months thereafter. The agreement also contains: (i) Mr. Stites' release of all claims against us; and (ii) a promise not to solicit our employees for a period ending February 12, 2011. The total approximate dollar value of Mr. Stites' interest in the agreement is $385,277.

On November 19, 2007, we entered into a severance and general release agreement with Jay E. Cormier in connection with his resignation as our senior vice president and general manager, high-performance analog. The material terms of the agreement provide that we will: (i) pay Mr. Cormier severance at a rate equal to his then existing salary rate of $5,000 per week beginning December 1, 2007 and ending August 29, 2008; (ii) continue paying Mr. Cormier's medical, dental, vision, life insurance, executive physical, health club and financial counseling benefits until November 28, 2008; and (iii) provide Mr. Cormier with outplacement assistance. The agreement also provides that Mr. Cormier will be placed on unpaid leave from August 30, 2008 through November 28, 2008, during which time all unvested stock options and restricted stock awards will continue to vest and after which time all unvested stock options and restricted stock awards will expire. Any vested stock options as of November 28, 2008, will become exercisable for a period of three months thereafter. The agreement also contains: (i) a limited non-competition provision (through the period of unpaid leave); (ii) Mr. Cormier's release of all claims against us; and (iii) a promise not to solicit our employees for a period ending November 28, 2009. The total approximate dollar value of Mr. Cormier's interest in the agreement is $358,000.

Spin-off from Conexant

Warrant

In June 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of our common stock. In connection with the spin-off, we issued to Conexant a warrant to purchase 6 million shares of our common stock at a price of $17.04 per share, exercisable for a period beginning one year and ending 10 years after the spin-off. Pursuant to a registration rights agreement between us and Conexant, we have registered with the SEC the sale or resale of the warrants and the underlying shares of our common stock. In conjunction with the equity offering we completed in the fourth quarter of fiscal 2009, the warrant was adjusted to represent the right to purchase approximately 6.1 million shares of our common stock at a price of $16.74 per share.

Common Directors

Messrs. Decker and Stead are directors of Conexant.

Sublease

In connection with the spin-off, we entered into a sublease with Conexant for our headquarters. In March 2005, we entered into an amended and restated sublease with Conexant, which we later extended in June 2007. Rent payable under the amended and restated sublease is approximately $3.4 million annually, subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. In addition, each year we may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs. We paid Conexant $5.2 million in rent and related operating expenses during fiscal year 2009. The amended and restated sublease with Conexant is scheduled to expire in June 2010.

Other Agreements

In connection with the spin-off, we entered into the following additional agreements with Conexant: (i) transition services agreement relating to services to be provided by Conexant to us and by us to Conexant following the spin-off; (ii) patent license agreement relating to the allocation of certain rights relating to certain patents distributed to us in connection with the spin-off; (iii) distribution agreement regarding the transfer from Conexant to us of the assets and liabilities of Conexant's Internet infrastructure business; (iv) tax allocation agreement regarding the allocation of liabilities and obligations with respect to taxes; and (v) employee matters agreement regarding employee benefit plans and compensation arrangements. During fiscal year 2009, no payments were made pursuant to these agreements.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to the audit committee charter, which can be found at *www.mindspeed.com*, the audit committee is responsible for the review and approval of related person transactions, unless the transaction is approved by another independent body of the board. A related person is a director, executive officer, nominee for director or certain stockholders of our company since the beginning of the last fiscal year and their respective immediate family members. A related person transaction is a transaction involving: (i) our company and any related person when the amount involved exceeds the lesser of (A) $120,000 and (B) one percent of the average of our total assets at year end for the last two completed fiscal years; and (ii) the related person has a material direct or indirect interest. For fiscal years 2008 and 2009, the average of one percent of our total assets at year end was approximately $815,820.

We identify transactions for review and approval through our code of business conduct and ethics which can be found at *www.mindspeed.com*. This code requires our employees to disclose any potential or actual conflicts of interest to our legal department or our human resources department. Directors must disclose potential or actual conflicts of interests to the chairman of the board, audit committee or compensation committee. This disclosure also applies to potential conflicts involving immediate family members of the employees and directors. Each year we require our directors and executive officers to complete a questionnaire intended to identify any transactions or potential transactions that must be reported according to SEC rules and regulations. This questionnaire also requires our directors and executive officers to promptly notify us of any changes during the course of the year.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, the Compensation Committee Report and the Audit Committee Report which follow do not constitute soliciting material and shall not be deemed filed or incorporated by reference into any such filings, except to the extent that we specifically incorporate any such information into any such future filings.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the board of directors that it be included in the company's annual report on Form 10-K for the fiscal year ended October 2, 2009 and in this proxy statement.

Compensation and Management Development Committee

Jerre L. Stead, Chairman
Michael T. Hayashi
Thomas A. Madden

AUDIT COMMITTEE REPORT

The audit committee has furnished the following report on audit committee matters:

The audit committee assists the board in overseeing the accounting and financial reporting processes of the company and the audits of the financial statements of the company. The audit committee operates in accordance with a written charter which was adopted by the board; a copy of which is available on the company's website at *www.mindspeed.com*. Management is responsible for the preparation, presentation and integrity of the company's financial statements. Management is also responsible for establishing and maintaining adequate internal control over financial reporting and evaluating the effectiveness of the company's internal control over financial reporting. The independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of the company's financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States.

In this context, we met and held discussions throughout the year with management and Deloitte & Touche regarding the company's financial statements, including the company's audited financial statements. Management and Deloitte & Touche represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. We also discussed with Deloitte & Touche matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended (AICPA, *Professional Standards*, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

We have received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche's communications with the audit committee concerning independence, and have discussed with Deloitte & Touche its independence.

We discussed with the company's internal auditors and Deloitte & Touche the overall scope and plans for their respective audits. We met with the internal auditors and Deloitte & Touche to discuss the results of their examinations, the evaluations of the company's internal controls, disclosure controls and procedures and the overall quality and integrity of the company's financial reporting.

Based on the reviews and discussions referred to above, we have recommended to the board that the audited financial statements be included in the company's annual report on Form 10-K for the fiscal year ended October 2, 2009, and retained Deloitte & Touche as the independent registered public accounting firm for the fiscal year ending October 1, 2010.

Audit Committee

Thomas A. Madden, *Chairman*
Michael T. Hayashi
Ming Louie
Jerre L. Stead

PRINCIPAL ACCOUNTING FEES AND SERVICES

The table below sets forth the aggregate fees billed by Deloitte & Touche for professional services for fiscal year 2009 and fiscal year 2008.

Type of Fees	2009	2008
Audit fees(1)	$638,394	$927,336
Audit-related fees(2)	—	9,200
Tax fees(3)	20,104	13,114
All other fees	—	—
Total	$658,498	$949,650

(1) Audit fees consisted of fees for professional services rendered for the audit of our annual financial statements, review of our quarterly financial statements, services normally provided in connection with statutory and regulatory filings and, for fiscal year 2008 only, audit of our internal control over financial reporting and attestation of management's report on the effectiveness of internal control over financial reporting.

(2) Audit-related fees consisted of fees for professional services rendered in connection with business development-related activities.

(3) Tax fees consisted of fees for professional services rendered for tax compliance, tax advice and tax planning.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The audit committee's audit and non-audit services pre-approval policy provides for pre-approval of audit, audit-related, tax and all other services specifically described by the committee and that individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy delegates to the chairman of the audit committee the authority to pre-approve non-audit services permitted by the Sarbanes-Oxley Act of 2002 up to a maximum for any one non-audit service of $75,000, provided that the chairman will report any decisions to pre-approve such non-audit services to the full audit committee at its next regular meeting. All audit-related, tax and other fees for fiscal years 2009 and 2008 were pre-approved.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Did all directors, executive officers and beneficial owners of more than ten percent of our common stock comply with Section 16(a) reporting requirements?

Based solely upon a review of filings with the SEC and written representations that no other reports were required, we believe that each of our directors and executive officers complied during fiscal year 2009 with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended. Based solely upon a review of filings with the SEC, we believe that each beneficial owner of more than ten percent of our common stock complied during fiscal year 2009 with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, except Polar Securities, Inc., which failed to file two Forms 4 on a timely basis relating to five transactions. No beneficial owner of more than ten percent of our common stock filed a Form 5 with respect to fiscal year 2009.

Stockholder Proposals

How may stockholders make proposals or director nominations for the 2011 annual meeting?

Stockholders interested in submitting a proposal for inclusion in the proxy statement for the 2011 annual meeting may do so by submitting the proposal in writing to Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660, Attention: Secretary. To be eligible for inclusion in our proxy statement, stockholder proposals must be received no later than October 1, 2010 and must comply with all applicable SEC requirements. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

Our bylaws also establish an advance notice procedure with regard to nominations of persons for election to the board and stockholder proposals to be brought before an annual meeting. Stockholder proposals and nominations may not be brought before the 2011 annual meeting unless, among other things, the stockholder's submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in our bylaws, and the stockholder's submission is received by us no earlier than the close of business on November 10, 2010, and no later than December 10, 2010. However, if the date of our 2011 annual meeting is more than 30 days before or more than 60 days after the anniversary of our 2010 annual meeting, this information must be delivered not earlier than the close of business on the 120th day prior to the 2011 annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which we first publicly announce the date of the 2011 annual meeting. Proposals or nominations not meeting these requirements will not be entertained at the 2011 annual meeting. Stockholders recommending candidates for consideration by the governance committee must provide the candidate's name, biographical data and qualifications. Any such recommendation should be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. These requirements are separate from, and in addition to, the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in the proxy statement. A copy of the full text of these bylaw provisions may be obtained on our website at *www.mindspeed.com* or by writing to our secretary at the address above.

Proxy Solicitation Costs and Potential Savings

Who pays for the proxy solicitation costs?

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names, which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. One or more of telephone, email, facsimile or personal solicitation by our directors, officers or regular employees may supplement solicitation of proxies by mail. No additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be material.

What is "householding" of proxy materials and can it save the company money?

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to our secretary at the address above or by calling (949) 579-3111.

Annual Report on Form 10-K and Financial Statements

How will I receive the annual report?

The SEC has adopted rules permitting companies to provide its stockholders with proxy materials electronically by posting the proxy materials on the Internet and providing its stockholders with a notice of availability. Pursuant to these rules, we are mailing a notice of Internet availability of proxy materials to stockholders of record and beneficial owners of our common stock as of the record date. The notice contains instructions on how to access and view the notice of the annual meeting, the chief executive officer's letter to stockholders, this proxy statement and our 2009 annual report on Form 10-K electronically via the Internet. Unless we mailed you this proxy statement, you will not receive a printed copy of these materials unless you request a printed copy by following the instructions contained in the notice. The notice also instructs you on how you may submit your vote by telephone or via the Internet.

We will furnish our 2009 annual report on Form 10-K, including the financial statements and financial schedules, free of charge upon written request. The exhibits to the 2009 annual report on Form 10-K not included in the proxy materials are available electronically at *www.sec.gov.* We will furnish desired exhibits upon written request and payment of a fee of 10 cents per page covering our duplication costs. Written requests should be directed to our secretary at the address above. This proxy statement and our 2009 annual report to stockholders are available at *http://investors.mindspeed.com/proxy.* Our 2009 annual report on Form 10-K (including exhibits thereto) is also available on our website at *www.mindspeed.com.*

Code of Ethics

Does the company have a code of ethics and how may I obtain a copy?

We have adopted a code of ethics entitled "Code of Business Conduct and Ethics," that applies to all employees, including our executive officers and directors. A copy of the code of ethics is posted on our website at *www.mindspeed.com*. In addition, we will provide to any person without charge a copy of the code upon written request to our secretary at the address above. We intend to disclose future amendments to certain provisions of the code, or waivers of such provisions granted to executive officers and directors, on our website within four business days following the date of such amendment or waivers.

Other Business

Will there be any other business conducted at the annual meeting?

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to in this proxy statement. If any other matter is properly brought before the meeting for action by stockholders, proxies will be voted as deemed advisable by the proxy holders.

PROPOSAL 1 — ELECTION OF DIRECTOR

As discussed above under the caption "Board of Directors — Election of Director," the board has nominated Mr. Stead for election to the board, for a three year term expiring at our annual meeting in 2013. If such nominee for the office of director is unwilling or unable to serve as a nominee for the office of director at the time of the annual meeting, the proxies may be voted either for a substitute nominee designated by the proxy holders or by the board to fill such vacancy. The board has no reason to believe that the nominee will be unwilling or unable to serve if elected as a director.

Recommendation of the Board of Directors

The board recommends that stockholders vote "FOR" approval of proposal 1 — the election of Mr. Stead as our director for a term expiring at our annual meeting in 2013.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2010. Services provided to our company and its subsidiaries by Deloitte & Touche in fiscal year 2009 are described above under the caption "Principal Accounting Fees and Services." Additional information regarding our independent registered public accounting firm is provided in the report of the audit committee above. Representatives of Deloitte & Touche will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

Recommendation of the Board of Directors

The board recommends that stockholders vote "FOR" approval of proposal 2 — ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2010.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the audit committee and the board, but not resubmitted for approval by our stockholders.

PROPOSAL 3 — APPROVAL OF AMENDED AND RESTATED DIRECTORS STOCK PLAN

We are seeking stockholder approval for our amended and restated directors stock plan, which, among other things, will: (i) increase the number of shares of common stock reserved for issuance under the plan by an additional 150,000 shares; and (ii) place a limit on the number of shares of common stock which may be used for grants of restricted stock and restricted stock units from and after March 10, 2010. The amended and restated plan was approved by the board in January 2010.

Approval of this proposal 3 requires the affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy and entitled to vote on this proposal 3 at our annual meeting. Shares held by stockholders abstaining from voting on this proposal 3 will be counted for purposes of determining a quorum and determining the total number of shares necessary for approval of this proposal 3, but will not be voted. An abstention will have the effect of a negative vote. Broker non-votes will not be considered as present or voting and as such will have no effect on the vote for this proposal 3.

Increase in Shares Reserved for Issuance under our Directors Stock Plan

The amended and restated directors stock plan provides for an increase in the number of shares of common stock reserved for issuance under the plan from 288,000 shares to 438,000 shares, an increase of 150,000 shares. As of November 30, 2009, a total of 203,217 shares were subject to stock options, 27,217 shares of restricted stock were outstanding, 30,000 restricted stock units were outstanding and 37,371 shares remained available for issuance. Our directors stock plan is instrumental in recruiting and retaining qualified directors, and the amended and restated plan is necessary to ensure that we can continue to provide equity awards to supplement our cash compensation. The compensation committee determined that the increase of 150,000 shares was appropriate after consultations with

Semler Brossy and a review of awards we plan to grant under our directors stock plan through our 2013 annual meeting of stockholders.

Limit on Number of Shares Which May be Used for Grants of Restricted Stock and Restricted Stock Units

The amended and restated directors stock plan also places a limit of 100,000 shares of common stock which may be used for grants of all awards other than stock options (specifically restricted stock and restricted stock units) from and after March 10, 2010. This limit is subject to the aggregate number of shares reserved for issuance under the plan and does not apply to shares or restricted stock units received by a director pursuant to an election to receive such shares or restricted stock units in lieu of cash compensation for service as a member of the board. Previously, there was no limit on the number of shares which could be used for grants of restricted stock or restricted stock units.

New Plan Benefits

Except with respect to the annual grant of options and restricted stock units under our directors stock plan described above, the number of additional awards, if any, that any director may receive under the plan is at the discretion of the board or the compensation committee and therefore cannot be determined in advance. Our current non-employee directors, as a group, are expected to receive the following awards under the plan in fiscal year 2010:

	Number of Stock Options(1)	Number of Restricted Stock Units(2)
All current directors who are not executive officers, as a group (5 persons)	20,000	15,000

(1) Pursuant to the terms of our directors stock plan, the number of options to be granted annually to each director is 4,000.

(2) Pursuant to the terms of our directors stock plan, the number of restricted stock units to be granted annually to each director is the lesser of: (i) 3,000 restricted stock units; and (ii) the number of restricted stock units (rounded to the nearest whole share) equal to $45,000 divided by the closing price of our common stock on the date of grant.

The table and footnotes under the caption "Executive Officer and Director Compensation – Director Compensation" set forth the equity awards granted under our directors stock plan during fiscal year 2009.

General Description of our Proposed Amended and Restated Directors Stock Plan

A general description of the material terms of our proposed amended and restated directors stock plan is set forth below and is qualified in its entirety by reference to our proposed amended and restated directors stock plan, a copy of which is attached to this proxy statement as Appendix A, and which is incorporated herein by reference.

Purpose

The purpose of our directors stock plan is to link the compensation of our non-employee directors directly with the interests of our stockholders.

Shares Reserved for Issuance

An aggregate total of 438,000 shares of common stock are reserved for issuance under our directors stock plan. From and after March 10, 2010, up to 100,000 shares may be granted as restricted stock or restricted stock units (excluding shares or restricted stock units granted in lieu of cash compensation). Shares delivered under the plan may be authorized but unissued, held in treasury or a combination thereof. Shares subject to awards that are forfeited or otherwise terminated are available for subsequent grants under the plan.

Participation

Participation in our directors stock plan is limited to our non-employee directors.

Administration

Our directors stock plan is administered by the compensation committee, subject to the right of the board to exercise or authorize another independent committee to exercise some or all of the responsibilities, powers and authority of the compensation committee. The compensation committee has the authority to interpret the plan, to prescribe, amend and rescind rules and regulations relating to the administration of the plan, and all such interpretations, rules and regulations will be conclusive and binding.

Transferability

Our directors stock plan provides that awards may not be transferred other than: (i) by will or by the laws of descent and distribution; or (ii) by gift to members of the participant's immediate family or to a trust established for the benefit of one or more of the director's immediate family members or to a family charitable trust established by the director or a member of the director's immediate family. The term immediate family refers to the participant's spouse and natural, adopted or step-children or grandchildren.

Dividends

Dividends and dividend equivalents will be automatically deferred and held subject to the vesting of the underlying restricted stock or the settlement of the underlying restricted stock units. No dividends or dividend equivalents will be paid for awards of stock options.

Adjustments

In the event of a change affecting our common stock on account of a merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination or other distribution, the board may make or take such amendments, adjustments and actions with respect to our directors stock plan as it deems appropriate.

Repricings

Except in connection with a corporate transaction (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or cancel outstanding stock options in exchange for cash, other awards or stock options with an exercise price that is less than the exercise price of the original stock options without stockholder approval.

Amendment and Termination of our Directors Stock Plan

Our directors stock plan may be amended by the board in any respect, provided that, without stockholder approval, no amendment will: (i) materially increase the maximum number of shares available for delivery under our directors stock plan; (ii) materially increase the benefits accruing to participants under our directors stock plan; or (iii) materially modify the requirements as to eligibility for participation in the plan. The plan may be terminated at any time by the board.

Certain Federal Tax Consequences

Non-Qualified Stock Options

The grant of non-qualified stock options under our directors stock plan does not result in any federal income tax consequences to the participant or to us. Upon exercise of non-qualified stock options, the participant is subject to income taxes at the rate applicable to ordinary income on the difference between the option exercise price and the fair market value of the shares underlying the stock option on the date of exercise. This income is not subject to withholding for federal income and employment tax purposes. Any gain or loss on the participant's subsequent disposition of the shares of common stock will receive long or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise. We are not entitled to a tax deduction for any such gain.

Restricted Stock

A participant does not generally recognize income upon the grant of restricted stock. Participants normally recognize ordinary income on the date that the restrictions lapse in an amount equal to the difference between the amount paid for such restricted stock and the fair market value of the shares on such date. This income is not subject to withholding for federal income and employment tax purposes. Any gain or loss on the recipient's subsequent disposition of the shares will receive long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. We are not entitled to a tax deduction for any such gain.

Restricted Stock Units

A participant does not generally recognize income upon the grant of restricted stock units. Upon the issuance of shares when the restricted stock units vest, participants normally recognize ordinary income in the year of receipt equal to the fair market value of the shares that are received. This income is not subject to withholding for federal income and employment tax purposes. Any gain or loss on the recipient's subsequent disposition of the shares will be taxed as capital gain or loss depending on whether the shares were held for more than one year. We are not entitled to a tax deduction for any such gain.

Tax Deductions

We are generally entitled to a tax deduction in the amount recognized as ordinary income by participants, so long as each participant's total compensation is deemed reasonable in amount.

Recommendation of the Board of Directors

The board recommends that stockholders vote "FOR" approval of proposal 3 — approval of amended and restated directors stock plan.

PROPOSAL 4 — APPROVAL OF AN EMPLOYEE STOCK PURCHASE PROGRAM

General

We are seeking stockholder approval of an employee stock purchase plan and the reservation of 500,000 shares for issuance under the plan. The purpose of the employee stock purchase plan is to provide eligible employees with the opportunity to purchase shares of our common stock through payroll deductions at a discount from the then current market price. Under the plan, eligible employees may authorize payroll deductions of up to 10% of eligible compensation for the purchase of common stock during each semi-annual purchase period. The employee stock purchase plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. The plan was approved by the board in January 2010.

Approval of this proposal 4 requires the affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy and entitled to vote on this proposal 4 at our annual meeting. Shares held by stockholders abstaining from voting on this proposal 4 will be counted for purposes of determining a quorum and determining the total number of shares necessary for approval of this proposal 4, but will not be voted. An abstention will have the effect of a negative vote. Broker non-votes will not be considered as present or voting and as such will have no effect on the vote for this proposal 4.

General Description of our Proposed Employee Stock Purchase Plan

A general description of the employee stock purchase plan is set forth below and is qualified in its entirety by reference to the employee stock purchase plan, a copy of which is attached to this proxy statement as Appendix B, and which is incorporated herein by reference.

Administration

The employee stock purchase plan may be administered by the board or the compensation committee. We anticipate that the compensation committee will serve as the plan administrator. The compensation committee, as plan administrator, will have full authority to adopt such rules and procedures as it may deem necessary for the proper plan administration and to interpret the provisions of the plan.

Shares Reserved for Issuance

A total of 500,000 shares of common stock are authorized for purchase over the term of the employee stock purchase plan, subject to adjustment in the event of a stock split, stock dividend, combination or reclassification or similar event.

Offering Periods

The employee stock purchase plan is intended to be implemented by one offering period during each six month period. The plan administrator may alter the duration of future offering periods in advance without stockholder approval. Each participant is granted a separate purchase right to purchase shares of common stock for each offering period in which he or she participates. Purchase rights under the plan are granted on the start date of each offering period in which the participant participates and are automatically exercised on the last day of the offering period. Each purchase right entitles the participant to purchase the whole number of shares of common stock obtained by dividing the participant's payroll deductions for the offering period by the purchase price in effect for such offering period.

Eligibility

Each of our employees (or those of our designated parents or subsidiaries) who is regularly expected to work for more than 20 hours per week for more than five months per calendar year is eligible to participate in one or more offering periods. An eligible employee may only join an offering period on the start date of that period and must have been employed since the beginning of the enrollment period preceding that offering period. A designated parent and subsidiary includes those parents and subsidiaries, whether now existing or hereafter organized, which elect, with the approval of the plan administrator, to extend the benefits of the employee stock purchase plan to their eligible employees.

As of November 30, 2009, nine executive officers and approximately 256 other employees were expected to be eligible to participate in the employee stock purchase plan.

Purchase Provisions

Each participant in the employee stock purchase plan may authorize periodic payroll deductions that may not exceed the lesser of: (i) 10% of his or her compensation, which is defined in the employee stock purchase plan to include the regular straight time gross salary in effect at the beginning of the offering period, exclusive of any payments for overtime, shift premium, bonuses, commissions, incentive compensation, incentive payments; and (ii) such amount determined by the plan administrator per offering period. A participant may reduce or increase his or her rate of payroll deductions during an offering period.

On the last day of each offering period, the accumulated payroll deductions of each participant are automatically applied to the purchase of shares of common stock at the purchase price in effect for that period.

Purchase Price

The purchase price per share at which common stock is purchased on the participant's behalf for each offering period is equal to the lower of: (i) 85% of the fair market value per share of common stock on the date of commencement of such offering period; and (ii) 85% of the fair market value per share of common stock on the last day of such offering period.

Valuation

The fair market value per share of common stock on a given date is the last sale price per share of common stock on the NASDAQ Global Market as of such date. On November 30, 2009, the last sale price per share of common stock on the NASDAQ Global Market was $4.07.

Special Limitations

The employee stock purchase plan imposes certain limitations upon a participant's right to acquire common stock, including the following limitations:

- no purchase right may be granted to any individual who owns stock (including stock purchasable under any outstanding options or purchase rights) possessing 5% or more of the total combined voting power or value of all classes of our stock, or that of any of our subsidiaries;
- no purchase right granted to a participant may permit such individual to purchase common stock at a rate greater than $25,000 worth of such common stock (valued at the time such purchase right is granted) for each calendar year;
- a participant may purchase no more than the number of shares determined by dividing $12,500 by the fair market value per share of common stock on the date the offering period begins in any one six month offering period; and
- no more than 250,000 shares of common stock may be purchased in a single offering period, subject to the plan administrator's authority to change this limitation.

Termination of Purchase Rights

A participant's purchase right under the employee stock purchase plan immediately terminates upon such participant's loss of eligible employee status, and his or her accumulated payroll deductions for the offering period in which the purchase right terminates will be refunded. A participant may withdraw from an offering period by giving advance notice prior to the end of that period, and his or her accumulated payroll for the offering period in which withdrawal occurs will be refunded.

Assignability

No purchase right under the employee stock purchase plan will be assignable or transferable (other than by will or the laws of descent and distribution) and will be exercisable only by the participant.

Corporate Transaction

In the event of a proposed dissolution or liquidation of our company, the employee stock purchase plan offering period will terminate immediately prior to the consummation of such dissolution or liquidation, unless otherwise provided by the plan administrator. In the event of a corporate transaction, which includes a proposed sale of all or substantially all of our assets or a merger with or into another corporation during an offering period, all outstanding purchase rights will be assumed by the successor corporation (or a parent or subsidiary thereof), unless the plan administrator determines, in its sole discretion, to shorten the offering period then in effect by setting a new purchase date. If the plan administrator shortens the offering period then in progress by setting a new purchase date, the plan administrator will provide notice to each participant that: (i) his or her purchase right will be automatically exercised on the new purchase date; or (ii) we will pay to him or her, on the new purchase date, cash, cash equivalents or property as determined by the plan administrator that is equal to the difference in the fair market value of the shares of common stock covered by his or her purchase right and the purchase price due had the purchase right been automatically exercised on the new purchase date.

Changes in Capitalization

In the event any change is made to the outstanding shares of common stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change in corporate structure effected without receipt of consideration, appropriate adjustments will be made to: (i) the maximum number of securities issuable under the employee stock purchase plan, including the maximum number of securities issuable per participant on any one purchase date; and (ii) the number of securities subject to each outstanding purchase right and the purchase price payable per share thereunder.

Amendment and Termination

The employee stock purchase plan will terminate upon the earlier to occur of: (i) 20 years following the date of its original adoption; and (ii) the date on which all purchase rights are exercised in connection with a corporate transaction.

The plan administrator may, at any time, terminate, amend or restate the employee stock purchase plan. To the extent necessary to comply with Section 423 of the Internal Revenue Code (or any successor rule or provision or any other applicable law), we will obtain stockholder approval in such a manner and to such a degree as required.

Amended Plan Benefits

Because the number of shares of common stock issued under the employee stock purchase plan depends on the level of participation by its participants, we cannot determine the number of shares that may be awarded in the future to eligible employees.

Federal Income Tax Consequences

The employee stock purchase plan is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Under a plan which so qualifies, no taxable income will be recognized by a participant, and we will not be allowed any deductions in connection with the grant or exercise of an outstanding purchase right.

Taxable income will not be recognized until there is a sale or other disposition of the shares acquired under the employee stock purchase plan or in the event the participant should die while still owning the purchased shares.

If the participant sells or otherwise disposes of the purchased shares within two years after the start date of the offering period in which such shares were acquired or within one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of such sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and we will be entitled to an income tax deduction, for the taxable year in which such sale or disposition occurs, equal in amount to such excess.

If the participant sells or disposes of the purchased shares more than two years after the start date of the offering period in which such shares were acquired and more than one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of such sale or disposition equal to the lesser of: (i) the amount by which the fair market value of the shares on the sale or disposition date exceeds the purchase price paid for those shares; and (ii) 15% of the fair market value of the shares on the start date of the offering period, and any additional gain upon the disposition will be taxed as long-term capital gain. We will not be entitled to any income tax deduction with respect to such sale or disposition.

If the participant still owns the purchased shares at the time of his or her death, the lesser of (i) the amount by which the fair market value of the shares on the date of death exceeds the purchase price or (ii) 15% of the fair market value of the shares on his or her enrollment date into the offering period in which those shares were acquired will constitute ordinary income in the year of death.

Recommendation of the Board of Directors

The board recommends a vote "FOR" approval of proposal 4 — approval of an employee stock purchase plan.

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APPENDIX A

MINDSPEED TECHNOLOGIES, INC.

DIRECTORS STOCK PLAN

AS AMENDED AND RESTATED

AS OF JANUARY 21, 2010

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1. *PURPOSE OF THE PLAN.*

The purpose of the Directors Stock Plan (as amended and restated, the Plan) is to link the compensation of non-employee directors of Mindspeed Technologies, Inc. (Mindspeed) directly with the interests of the Mindspeed shareholders.

2. *PARTICIPANTS.*

Participants in the Plan shall consist of directors of Mindspeed who are not employees of Mindspeed or any of its subsidiaries (Non-Employee Director). The term "subsidiary" as used in the Plan means a corporation more than 50% of the voting stock of which, or an unincorporated business entity more than 50% of the equity interest in which, shall at the time be owned directly or indirectly by Mindspeed.

3. *SHARES RESERVED UNDER THE PLAN.*

Subject to the provisions of Section 11 of the Plan, there shall be reserved for delivery under the Plan, from the date of inception of the Plan, an aggregate of 438,000 shares of common stock, par value $.01 per share, of Mindspeed (Shares). Subject to the provisions of Section 11 of the Plan, and subject to the maximum number of Shares available under the Plan, from and after March 10, 2010, no more than 100,000 Shares shall be available for all grants other than options (specifically Restricted Stock and Restricted Stock Units, each as defined below), other than grants made pursuant to Section 8 of Shares or Restricted Stock Units in lieu of cash compensation. Shares to be delivered under the Plan may be authorized and unissued Shares, Shares held in treasury or any combination thereof. Shares delivered under the Plan which are forfeited or otherwise terminated shall be available for subsequent grant under the Plan.

4. *ADMINISTRATION OF THE PLAN.*

The Plan shall be administered by the Compensation and Management Development Committee (the Committee) of the Board, subject to the right of the Board, in its sole discretion, to exercise or authorize another "independent committee" to exercise some or all of the responsibilities, powers and authority vested in the Committee under the Plan. The Committee (or the Board or any other independent committee authorized by the Board) shall have authority to interpret the Plan, and to prescribe, amend and rescind rules and regulations relating to the administration of the Plan, and all such interpretations, rules and regulations shall be conclusive and binding on all persons. For purposes of the Plan, "independent committee" shall mean a committee of the Board consisting only of directors who are: (i) an "independent director" under applicable NASDAQ rules, (ii) a "non-employee director" as defined under Rule 16b-3 under the Securities Exchange Act of 1934 and (iii) an "outside director" under Section 162(m) of the Internal Revenue Code of 1986.

5. *EFFECTIVE DATE OF THE PLAN.*

The Plan was approved by the Board and by Conexant Systems, Inc. (Conexant), the sole shareholder of Mindspeed, and became effective on the date on which Conexant completed the pro rata distribution of all outstanding Shares to Conexant's shareowners (the Distribution).

6. *STOCK OPTIONS.*

Each Non-Employee Director shall be granted an option to purchase 8,000 Shares at the meeting of the Board at which, or following the Annual Meeting of Shareholders at which, the Non-Employee Director is first elected a director of Mindspeed. Following the Annual Meeting of Shareholders held in the year 2010 and each Annual Meeting of Shareholders thereafter, each Non-Employee Director who is re-elected a director at, or who was previously elected and continues as a director after, that Annual Meeting shall be granted an option to purchase 4,000 Shares, provided that the Board may, by action taken on or before the day following the date of any such Annual Meeting, defer the option grants in respect of such Annual Meeting for up to 60 days following such Annual Meeting to a date coinciding with the date of grant of options or other incentive compensation by Mindspeed to some or all of the officers of Mindspeed.

The exercise price per share for each option granted under the Plan shall be the closing price per share (the Fair Market Value) of Shares on the date of grant as reported on the Nasdaq Stock Market or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading (or on the next preceding day such stock was traded if it was not traded on the date of grant). The purchase price of the Shares with respect to which an option or portion thereof is exercised shall be payable in full in cash, Shares valued at their Fair Market Value on the date of exercise, or a combination thereof. Each option may be exercised in whole or in part at any time after it becomes exercisable; and each option shall become exercisable in four approximately equal installments on each of the first, second, third and fourth anniversaries of the date the option is granted. No option shall be exercisable prior to one year nor after ten years from the date of the grant thereof; provided, however, that if the holder of an option dies, the option may be exercised from and after the date of the optionee's death for a period of three years (or until the expiration date specified in the option if earlier) even if it was not exercisable at the date of death. Moreover, if an optionee retires after attaining age 55 and completing at least five years service as a director, all options then held by such optionee shall be exercisable even if they were not exercisable at such retirement date; provided, however, that each such option shall expire at the earlier of five years from the date of the optionee's retirement or the expiration date specified in the option.

Options granted under the Plan are not transferable other than (i) by will or by the laws of descent and distribution; or (ii) by gift to the grantee's spouse or natural, adopted or step-children or grandchildren (Immediate Family Members) or to a trust for the benefit of one or more of the grantee's Immediate Family Members or to a family charitable trust established by the grantee or one of the grantee's Immediate Family Members. If an optionee ceases to be a director while holding unexercised options, such options are then void, except in the case of (i) death, (ii) disability, (iii) retirement after attaining age 55 and completing at least five years service as a director, or (iv) resignation from the Board for reasons of the antitrust laws, compliance with Mindspeed's conflict of interest policies or other circumstances that the Committee may determine as serving the best interests of Mindspeed. Dividends or dividend equivalents will not be paid on Options granted under the Plan.

7. *RESTRICTED STOCK UNITS.*

Following the Annual Meeting of Shareholders held in the year 2010 and each Annual Meeting of Shareholders thereafter, each Non-Employee Director who is elected a director at, or who was previously elected and continues as a director after, that Annual Meeting shall be granted restricted stock units (Restricted Stock Units) in an amount equal to the lesser of (a) 3,000 Restricted Stock Units or (b) the number of Restricted Stock Units (rounded to the nearest whole unit) equaling $45,000 divided by the closing price of Shares on the date of grant as reported on the Nasdaq Stock Market or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading (or on the next preceding day such stock was traded if it was not traded on the date of grant). For the purpose of the calculation in the previous sentence, one Restricted Stock Unit shall equal one Share.

The recipient shall not have the rights of a shareholder until such time as the Shares underlying the Restricted Stock Units are settled by the issuance of such Shares to the Non-Employee Director. Upon receipt of the Shares underlying the Restricted Stock Units, the recipient shall have the right to vote the Shares. One Share shall be issuable for each Restricted Stock Unit awarded.

Restricted Stock Units issued under this Section 7 shall not be settled, and such Shares shall not be issued, until ten days after (i) the recipient retires from the Board after attaining age 55 and completing at least five years service as a director or (ii) the recipient resigns from the Board or ceases to be a director by reason of the antitrust laws, compliance with Mindspeed's conflict of interest policies, death, disability or other circumstances, and the Board has not determined (prior to the expiration of such ten day period) that such resignation or cessation of service as a director is adverse to the best interests of Mindspeed.

The settlement of the Restricted Stock Units as described above shall be delayed in the event Mindspeed reasonably determines that the issuance of the Shares would constitute a violation of federal securities laws or other applicable law. If the settlement of the Restricted Stock Units is delayed by the provisions of this paragraph, the settlement of the Restricted Stock Units shall occur at the earliest date at which Mindspeed reasonably determines that issuing the Shares will not cause a violation of federal securities laws or other applicable law. For purposes of this paragraph, the issuance of Shares that would cause inclusion in gross income or the application of any penalty provision or other provision of the Internal Revenue Code of 1986, as amended (the Code), is not considered a violation of applicable law.

Grants of Restricted Stock Units under the Plan are not transferable other than (i) by will or by the laws of descent and distribution; or (ii) by gift to the grantee's Immediate Family Members or to a trust established for the benefit of one or more of the grantee's Immediate Family Members or to a family charitable trust established by the grantee or one of the grantee's Immediate Family Members.

8. *SHARES OR RESTRICTED STOCK UNITS IN LIEU OF CASH COMPENSATION.*

Each Non-Employee Director may elect each year, not later than December 31 of the year preceding the year as to which an election is to be applicable, to receive all or any portion of the cash retainer to be paid for board, committee or other service in the following calendar year through the issuance or transfer of Shares, valued at the closing price as reported on the Nasdaq Stock Market or such other national securities exchange or automated inter-dealer quotation system on which the Shares have been duly listed and approved for quotation and trading, on the date when each payment of such retainer amount would otherwise be made in cash (or on the next preceding day such stock was traded if it was not traded on that date). Each Non-Employee Director making such an election may also elect at the same time to receive the value of those Shares in the form of Restricted Stock Units. The recipient shall not have the rights of a shareholder until such time as the Shares underlying the Restricted Stock Units are settled by the issuance of such Shares to the Non-Employee Director. Upon receipt of the Shares underlying the Restricted Stock Units, the recipient shall have the right to vote the Shares. One Share shall be issuable for each Restricted Stock Unit awarded.

Restricted Stock Units issued under this Section 8 shall not be settled, and such Shares shall not be issued, until ten days after (i) the recipient retires from the Board after attaining age 55 and completing at least five years service as a director or (ii) the recipient resigns from the Board or ceases to be a director by reason of the antitrust laws, compliance with Mindspeed's conflict of interest policies, death, disability or other circumstances, and the Board has not determined (prior to the expiration of such ten day period) that such resignation or cessation of service as a director is adverse to the best interests of Mindspeed.

The settlement of the Restricted Stock Units as described above shall be delayed in the event Mindspeed reasonably determines that the issuance of the Shares would constitute a violation of federal securities laws or other applicable law. If the settlement of the Restricted Stock Units is delayed by the provisions of this paragraph, the settlement of the Restricted Stock Units shall occur at the earliest date at which Mindspeed reasonably determines that issuing the Shares will not cause a violation of federal securities laws or other applicable law. For purposes of this paragraph, the issuance of Shares that would cause inclusion in gross income or the application of any penalty provision or other provision of the Code is not considered a violation of applicable law.

9. *RESTRICTED STOCK.*

The Board or the Committee may, from time to time, as and when either thereof deems it appropriate, provide one or more Non-Employee Directors with a grant of Restricted Stock, subject to the terms, conditions and restrictions established by the Board or the Committee at the time of grant. The recipient will receive dividends in respect of the Shares underlying the Restricted Stock, which will be reinvested in Shares, and paid if and when such Restricted Stock vests.

Grants of Restricted Stock under the Plan are not transferable other than (i) by will or by the laws of descent and distribution; or (ii) by gift to the grantee's Immediate Family Members or to a trust established for the benefit of one or more of the grantee's Immediate Family Members or to a family charitable trust established by the grantee or one of the grantee's Immediate Family Members.

10. *ADDITIONAL COMPENSATION.*

The Board or the Committee may, from time to time, as and when either thereof deems it appropriate, provide one or more Non-Employee Directors with additional compensation under the Plan. Such additional compensation may be in the form of a grant of Shares, Restricted Stock, Restricted Stock Units, options to purchase Shares or a combination thereof, subject to the terms, conditions and restrictions established by the Board or the Committee at the time of grant.

11. *ADJUSTMENTS UPON CHANGES IN CAPITALIZATION.*

If there shall be any change in or affecting Shares on account of any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination, or other distribution to holders of Shares (other than a cash dividend), there shall be made or taken such amendments to the Plan and such adjustments and actions thereunder as the Board may deem appropriate under the circumstances.

12. *GOVERNMENT AND OTHER REGULATIONS.*

The obligations of Mindspeed to deliver Shares upon exercise of options granted under Section 6 of the Plan, upon vesting and settlement of Restricted Stock Units pursuant to Section 7 or an election made under Section 8 or the delivery of Shares pursuant to an election made under Section 8 of the Plan or grants made under Section 9 or Section 10 of the Plan, shall be subject to (i) all applicable laws, rules and regulations and such approvals by any governmental agencies as may be required, including, without limitation, compliance with the Securities Act of 1933, as amended, and (ii) the condition that such Shares shall have been duly listed and approved for quotation and trading on the Nasdaq Stock Market, or such other national securities exchange or automated inter-dealer quotation system as shall be approved by the Board.

13. *AMENDMENT AND TERMINATION OF THE PLAN.*

The Plan may be amended by the Board in any respect, provided that, without shareholder approval, no amendment shall (i) materially increase the maximum number of Shares available for delivery under the Plan (other than adjustments pursuant to Section 11 hereof), (ii) materially increase the benefits accruing to participants under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan. The Plan may also be terminated at any time by the Board.

The Plan was amended and restated effective July 1, 2008 to adjust (in accordance with Section 11 of the Plan) the number of Shares available for issuance under the Plan, as well as the number of Shares subject to automatic stock option and Restricted Stock Unit grants after giving effect to a 1-for-5 reverse stock split of the Company's common stock, which became effective at 11:59 p.m. EDT on June 30, 2008. Such amendment and restatement was not subject to the approval of the Company's shareholders.

14. *REPRICINGS.*

Except in connection with a corporate transaction involving Mindspeed (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding options may not be amended to reduce the exercise price of outstanding options or cancel outstanding options in exchange for cash, other grants or options with an exercise price that is less than the exercise price of the original options without shareholder approval.

15. *MISCELLANEOUS.*

(a) A change of control (Change of Control) shall mean any of the following occurring after the Distribution:

(1) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a Person) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding Shares or (ii) the combined voting power of the then outstanding voting securities of Mindspeed entitled to vote generally in the election of directors (Outstanding Voting Shares); provided however, that for purposes of this subparagraph (1) the following acquisitions shall not constitute a Change of Control: (v) any acquisition directly from Mindspeed, (w) any acquisition by Mindspeed, (x) any acquisition by Conexant, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Mindspeed, Conexant or any corporation controlled by Mindspeed or Conexant or (z) any acquisition pursuant to a transaction which complies with (i), (ii) and (iii) of subsection (3) of this Section 14(a); or

(2) Individuals who, as of the date of the Distribution constitute the Board (the Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however that any individual becoming a director subsequent to that date whose election, or nomination for election by Mindspeed's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(3) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Mindspeed or the acquisition of assets of another entity (a Corporate Transaction), in each case, unless, following such Corporate Transaction, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Shares and Outstanding Voting Shares immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns Mindspeed or all or substantially all of Mindspeed's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the outstanding Shares and Outstanding Voting Shares, as the case may be, (ii) no Person (excluding Conexant, any employee benefit plan (or related trust) of Mindspeed, of Conexant or of such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(4) Approval by Mindspeed's shareholders of a complete liquidation or dissolution of Mindspeed.

(b) If a Change of Control shall occur, all options then outstanding pursuant to the Plan shall forthwith become fully exercisable whether or not then exercisable, all Restricted Stock Units shall become fully vested and settled by the issuance of Shares, and the restrictions on all Shares granted as Restricted Stock under the Plan shall forthwith lapse; provided, however, that each such option shall expire at the earlier of five years from the date of the Change of Control or the expiration date specified in the option; provided, also, that if the event constituting a Change of Control is not also a "change in the ownership or effective control" of Mindspeed, or a "change in the ownership of a substantial portion of the assets" of Mindspeed, as those terms are defined under Code Section 409A, then Restricted Stock Units shall be settled upon the Non-Employee Director's "separation from service" within the meaning under Code Section 409A coincident with or subsequent to such Change of Control.

(c) Nothing contained in the Plan shall be deemed to confer upon any person any right to continue as a director of or to be associated in any other way with Mindspeed.

(d) To the extent that Federal laws do not otherwise control, the Plan and all determinations made and actions taken pursuant hereto shall be governed by the law of the State of Delaware.

APPENDIX B

MINDSPEED TECHNOLOGIES, INC.

EMPLOYEE STOCK PURCHASE PLAN

The following constitute the provisions of the Employee Stock Purchase Plan of Mindspeed Technologies, Inc.

1. Purpose. The purpose of the Plan (as defined below) is to provide Employees (as defined below) of the Company (as defined below) and its Designated Parents (as defined below) or Subsidiaries (as defined below) with an opportunity to purchase Common Stock (as defined below) of the Company through accumulated payroll deductions. It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code (as defined below) and the applicable regulations thereunder. The provisions of the Plan, accordingly, shall be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means either the Board or a committee of the Board that is responsible for the administration of the Plan as is designated from time to time by resolution of the Board.

(b) "Applicable Laws" means the legal requirements relating to the administration of employee stock purchase plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code and the applicable regulations thereunder, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to participation in the Plan by residents therein.

(c) "Board" means the Board of Directors of the Company.

(d) "Code" means the Internal Revenue Code of 1986, as amended.

(e) "Common Stock" means the common stock of the Company.

(f) "Company" means Mindspeed Technologies, Inc, a Delaware corporation.

(g) "Compensation" means an Employee's base salary from the Company or one or more Designated Parents or Subsidiaries, including such amounts of base salary as are deferred by the Employee: (i) under a qualified cash or deferred arrangement described in Section 401(k) of the Code; or (ii) to a plan qualified under Section 125 of the Code. "Compensation" does not include overtime, bonuses, annual awards, other incentive payments, reimbursements or other expense allowances, fringe benefits (cash or non-cash), moving expenses, deferred compensation, contributions (other than contributions described in the first sentence) made on the Employee's behalf by the Company or one or more Designated Parents or Subsidiaries under any employee benefit or welfare plan now or hereafter established, and any other payments not specifically referenced in the first sentence.

(h) "Corporate Transaction" means any of the following transactions:

(i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations);

(iii) the complete liquidation or dissolution of the Company;

(iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger; or

(v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(i) "Designated Parents or Subsidiaries" means the Parents or Subsidiaries, which have been designated by the Administrator from time to time as eligible to participate in the Plan.

(j) "Effective Date" means the date of the approval of the Plan by the Company's stockholders. However, should any Parent or Subsidiary become a Designated Parent or Subsidiary after such date, then the Administrator, in its discretion, shall designate a separate Effective Date with respect to the employee-participants of such Designated Parent or Subsidiary.

(k) "Employee" means any individual, including an officer or director, who is an employee of the Company or a Designated Parent or Subsidiary for purposes of Section 423 of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the individual's employer. Where the period of leave exceeds ninety (90) days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated on the ninety-first (91st) day of such leave, for purposes of determining eligibility to participate in the Plan.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(m) "Exercise Date" means the last day of each Purchase Period.

(n) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on one or more established stock exchanges, including without limitation, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market of The Nasdaq Stock Market LLC, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, its Fair Market Value shall be determined by the Administrator in good faith.

(o) "New Exercise Date" has the meaning set forth in Section 18(b).

(p) "Offer Period" means an Offer Period established pursuant to Section 4.

(q) "Offering Date" means the first day of each Offer Period.

(r) "Parent" means a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(s) "Participant" means an Employee of the Company or Designated Parent or Subsidiary who has enrolled in the Plan as set forth in Section 5(a).

(t) "Plan" means this Employee Stock Purchase Plan.

(u) "Purchase Period" means a period specified as such pursuant to Section 4(b).

(v) "Purchase Price" means an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Offering Date or on the Exercise Date, whichever is lower.

(w) "Reserves" means, as of any date, the sum of : (1) the number of shares of Common Stock covered by each then outstanding option under the Plan which has not yet been exercised; and (2) the number of shares of Common Stock which have been authorized for issuance under the Plan, but not then subject to an outstanding option.

(x) "Subsidiary" means a "subsidiary corporation" of the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Eligibility.

(a) General. Subject to the further limitations in Sections 3(b) and 3(c), any individual who is an Employee on a given Offering Date shall be eligible to participate in the Plan for the Offer Period commencing with such Offering Date. No individual who is not an Employee shall be eligible to participate in the Plan.

(b) Limitations on Grant and Accrual. Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan: (i) if, immediately after the grant, such Employee (taking into account stock owned by any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own stock and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Parent or Subsidiary; or (ii) which permits the Employee's rights to purchase stock under all employee stock purchase plans of the Company and its Parents or Subsidiaries to accrue at a rate which exceeds Twenty-Five Thousand Dollars (US$25,000) worth of stock (determined at the Fair Market Value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time. The determination of the accrual of the right to purchase stock shall be made in accordance with Section 423(b)(8) of the Code and the regulations thereunder. No more than Two Hundred Fifty Thousand (250,000) shares of Common Stock may be purchased during any Offer Period.

(c) Other Limits on Eligibility. Notwithstanding Subsection (a), above, the following Employees shall not be eligible to participate in the Plan for any relevant Offer Period: (i) Employees whose customary employment is 20 *or fewer* hours per week; (ii) Employees whose customary employment is for not more than 5 months in any calendar year; (iii) Employees who have not been employed since the first day of the enrollment period preceding an Offer Period (such enrollment period not to exceed two months); and (iv) Employees who are subject to rules or laws of a foreign jurisdiction that prohibit or make the participation of such Employees in the Plan violative of other applicable laws.

4. Offer Periods.

(a) The Plan shall be implemented through overlapping or consecutive Offer Periods until such time as: (i) the maximum number of shares of Common Stock available for issuance under the Plan shall have been purchased; or (ii) the Plan shall have been sooner terminated in accordance with Section 19. The maximum duration of an Offer Period shall be twenty-seven (27) months. Initially, the Plan shall be implemented through consecutive Offer Periods of six (6) months' duration commencing each June 1 and December 1 following the Effective Date.

(b) A Participant shall be granted a separate option for each Offer Period in which he or she participates. The option shall be granted on the Offering Date and shall be automatically exercised on the last day of the Offer Period. However, with respect to any Offer Period, the Administrator may specify shorter Purchase Periods within an Offer Period, such that the option granted on the Offering Date shall be automatically exercised in successive installments on the last day of each Purchase Period ending within the Offer Period.

(c) If on the first day of any Purchase Period in an Offer Period in which an Employee is a Participant, the Fair Market Value of the Common Stock is less than the Fair Market Value of the Common Stock on the Offering Date of the Offer Period (after taking into account any adjustment during the Offer Period pursuant to Section 18(a)), the Offer Period shall be terminated automatically and the Participant shall be enrolled automatically in the new Offer Period which has its first Purchase Period commencing on that date, provided the Employee is eligible to participate in the Plan on that date and has not elected to terminate participation in the Plan.

(d) Except as specifically provided herein, the acquisition of Common Stock through participation in the Plan for any Offer Period shall neither limit nor require the acquisition of Common Stock by a Participant in any subsequent Offer Period.

5. Participation.

(a) An eligible Employee may become a Participant in the Plan by submitting an authorization of payroll deduction (using such form or method (including electronic forms) as the Administrator may designate from time to time) as of a date in advance of the Offering Date for the Offer Period in which such participation will commence, as required by the Administrator for all eligible Employees with respect to a given Offer Period.

(b) Payroll deductions for a Participant shall commence with the first partial or full payroll period beginning on the Offering Date and shall end on the last complete payroll period during the Offer Period, unless sooner terminated by the Participant as provided in Section 10.

6. Payroll Deductions.

(a) At the time a Participant enrolls in the Plan, the Participant shall elect to have payroll deductions made during the Offer Period in amounts between one percent (1%) and not exceeding ten percent (10%) of the Compensation which the Participant receives during the Offer Period.

(b) All payroll deductions made for a Participant shall be credited to the Participant's account under the Plan and will be withheld in whole percentages only. A Participant may not make any additional payments into such account.

(c) A Participant may discontinue participation in the Plan as provided in Section 10, or may increase or decrease the rate of payroll deductions during the Offer Period by submitting notice of a change of status (using such form or method (including electronic forms) as the Administrator may designate from time to time) authorizing an increase or decrease in the payroll deduction rate. Any increase or decrease in the rate of a Participant's payroll deductions shall be effective as soon as administratively practicable following the date of the request. A Participant's payroll deduction authorization (as modified by any change of status notice) shall remain in effect for successive Offer Periods unless terminated as provided in Section 10. The Administrator shall be authorized to limit the number of payroll deduction rate changes during any Offer Period.

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) herein, a Participant's payroll deductions shall be decreased to 0%. Payroll deductions shall recommence at the rate provided in such Participant's payroll deduction authorization, as amended, when permitted under Section 423(b)(8) of the Code and Section 3(b), unless such participation is sooner terminated by the Participant as provided in Section 10.

7. Grant of Option. On the Offering Date, each Participant shall be granted an option to purchase (at the applicable Purchase Price) shares of Common Stock; provided: (i) that such option shall be subject to the limitations set forth in Sections 3(b), 6 and 12; and (ii) the maximum number of shares of Common Stock a Participant shall be permitted to purchase in any Offer Period shall be the number of shares determined by dividing $12,500 by the Fair Market Value of a share of Common Stock on the Offering Date, subject to adjustment as provided in Section 18. Exercise of the option shall occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10, and the option, to the extent not exercised, shall expire on the last day of the Offer Period with respect to which such option was granted. Notwithstanding the foregoing, shares subject to the option may only be purchased with accumulated payroll deductions credited to a Participant's account in accordance with Section 6. In addition, to the extent an option is not exercised on an Exercise Date, the option shall lapse and thereafter cease to be exercisable.

8. Exercise of Option. Unless a Participant withdraws from the Plan as provided in Section 10, the Participant's option for the purchase of shares of Common Stock will be exercised automatically on each Exercise Date, by applying the accumulated payroll deductions in the Participant's account to purchase the number of full

shares subject to the option by dividing such Participant's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's account as of the Exercise Date by the applicable Purchase Price. No fractional shares will be purchased; any payroll deductions accumulated in a Participant's account which are not sufficient to purchase a full share shall be returned to the Participant as soon as administratively practicable, without interest. In addition, any amount remaining in a Participant's account following the purchase of shares on the Exercise Date due to the application of Section 423(b)(8) of the Code or Section 7, shall be returned to the Participant and shall not be carried over to the next Offer Period or Purchase Period. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by the Participant.

9. Delivery. Upon receipt of a request from a Participant after each Exercise Date on which a purchase of shares occurs, the Company shall arrange for the delivery to such Participant, as soon as administratively practicable, of the shares purchased upon exercise of the Participant's option. The Company may arrange for delivery of such shares to an account for the benefit of a Participant established with a third party designated by the Company.

10. Withdrawal; Termination of Employment.

(a) A Participant may either: (i) withdraw all but not less than all the payroll deductions credited to the Participant's account and not yet used to exercise the Participant's option under the Plan; or (ii) terminate future payroll deductions, but allow accumulated payroll deductions to be used to exercise the Participant's option under the Plan at any time by giving notice to the Company (using such form or method (including electronic forms) as the Administrator may designate from time to time). If the Participant elects withdrawal alternative (i) described above, all of the Participant's payroll deductions credited to the Participant's account will be paid to such Participant as soon as administratively practicable after receipt of notice of withdrawal, such Participant's option for the Offer Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made during the Offer Period. If the Participant elects withdrawal alternative (ii) described above, no further payroll deductions for the purchase of shares will be made during the Offer Period, all of the Participant's payroll deductions credited to the Participant's account will be applied to the exercise of the Participant's option on the next Exercise Date (subject to Sections 3(b), 6, 7 and 12), and after such Exercise Date, such Participant's option for the Offer Period will be automatically terminated and all remaining accumulated payroll deduction amounts shall be returned to the Participant. If a Participant withdraws from an Offer Period, payroll deductions will not resume at the beginning of the succeeding Offer Period unless the Participant enrolls in such succeeding Offer Period.

(b) Upon termination of a Participant's employment relationship (as described in Section 2(k)) prior to the next scheduled Exercise Date, the payroll deductions credited to such Participant's account during the Offer Period but not yet used to exercise the option will be returned to such Participant or, in the case of his/her death, to the person or persons entitled thereto under Section 14, and such Participant's option will be automatically terminated without exercise of any portion of such option.

11. Interest. No interest shall accrue on the payroll deductions credited to a Participant's account under the Plan.

12. Stock.

(a) The maximum number of shares of Common Stock which shall be made available for sale under the Plan shall be Five Hundred Thousand (500,000) shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 18. With respect to any amendment to increase the total number of shares of Common Stock under the Plan, the Administrator shall have discretion to disallow the purchase of any increased shares of Common Stock for Offer Periods in existence prior to such increase. If the Administrator determines that on a given Exercise Date the number of shares with respect to which options are to be exercised may exceed (x) the number of shares then available for sale under the Plan or (y) the number of shares available for sale under the Plan on the Offering Date(s) of one or more of the Offer Periods in which such Exercise Date is to occur, the Administrator may make a pro rata allocation of the shares remaining available for purchase on such Offering Dates or Exercise Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine to be equitable, and shall either continue all Offer Periods then in effect or terminate any one or more Offer Periods then in effect pursuant to Section 19. Any amount remaining in a Participant's payroll account following such pro rata allocation shall be returned to the Participant and shall not be carried over to any future Purchase Period or Offer Period, as determined by the Administrator.

(b) A Participant will have no interest or voting right in shares covered by the Participant's option until such shares are actually purchased on the Participant's behalf in accordance with the applicable provisions of the Plan. No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

(c) Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant.

13. Administration. The Plan shall be administered by the Administrator, which shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Administrator shall, to the full extent permitted by Applicable Law, be final and binding upon all persons.

14. Designation of Beneficiary.

(a) Each Participant will file a designation (using such form or method (including electronic forms) as the Administrator may designate from time to time) of a beneficiary who is to receive any shares and cash, if any, from the Participant's account under the Plan in the event of such Participant's death. If a Participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the Participant (and the Participant's spouse, if any) at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living (or in existence) at the time of such Participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Administrator), the Administrator shall deliver such shares and/or cash to the spouse (or domestic partner, as determined by the Administrator) of the Participant, or if no spouse (or domestic partner) is known to the Administrator, then to the issue of the Participant, such distribution to be made per stirpes (by right of representation), or if no issue are known to the Administrator, then to the heirs at law of the Participant determined in accordance with Section 27.

15. Transferability. No payroll deductions credited to a Participant's account, options granted hereunder, or any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 14) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Administrator may, in its sole discretion, treat such act as an election to withdraw funds from an Offer Period in accordance with Section 10.

16. Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions or hold them exclusively for the benefit of Participants. All payroll deductions received or held by the Company may be subject to the claims of the Company's general creditors. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Designated Parent or Subsidiary and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of the Company or a Designated Parent or Subsidiary. The Participants shall have no claim against the Company or any Designated Parent or Subsidiary for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

17. Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to Participants at least annually, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

18. Adjustments Upon Changes in Capitalization; Corporate Transactions.

(a) Adjustments Upon Changes in Capitalization. Subject to any required action by the stockholders of the Company, the Reserves, the Purchase Price, the maximum number of shares that may be purchased in any Offer Period or Purchase Period, as well as any other terms that the Administrator determines require adjustment may be proportionately adjusted for: (i) any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock; (ii) any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Common Stock, including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment, if any, shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the Reserves and the Purchase Price.

(b) Corporate Transactions. In the event of a proposed Corporate Transaction, each option under the Plan shall be assumed by such successor corporation or a parent or subsidiary of such successor corporation, unless the Administrator, in the exercise of its sole discretion and in lieu of such assumption, determines to shorten the Offer Period then in progress by setting a new Exercise Date (the "New Exercise Date"). If the Administrator shortens the Offer Period then in progress in lieu of assumption in the event of a Corporate Transaction, the Administrator shall notify each Participant in writing at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that either:

(i) the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offer Period as provided in Section 10; or

(ii) the Company shall pay to the Participant on the New Exercise Date an amount in cash, cash equivalents, or property as determined by the Administrator that is equal to the excess, if any, of (x) the Fair Market Value of the shares subject to the option over (y) the Purchase Price due had the Participant's option been exercised automatically under Subsection (b)(i) above. In addition, all remaining accumulated payroll deduction amounts shall be returned to the Participant.

(c) For purposes of Section 18(b), an option granted under the Plan shall be deemed to be assumed if, in connection with the Corporate Transaction, the option is replaced with a comparable option with respect to shares of capital stock of the successor corporation or Parent thereof. The determination of option comparability shall be made by the Administrator prior to the Corporate Transaction and its determination shall be final, binding and conclusive on all persons.

19. Amendment or Termination.

(a) The Administrator may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18, no such termination can adversely affect options previously granted, provided that the Plan or any one or more Offer Periods may be terminated by the Administrator on any Exercise Date or by the Administrator establishing a new Exercise Date with respect to any Offer Period and/or any Purchase Period then in progress if the Administrator determines that the termination of the Plan or such one or more Offer Periods is in the best interests of the Company and its stockholders. Except as provided in Section 18 and this Section 19, no amendment may make any change in any option theretofore granted which adversely affects the rights of any Participant without the consent of affected Participants. To the extent necessary to comply with Section 423 of the

Code (or any successor rule or provision or any other Applicable Law), the Company shall obtain stockholder approval of any amendment in such a manner and to such a degree as required.

(b) Without stockholder consent and without regard to whether any Participant rights may be considered to have been "adversely affected," the Administrator shall be entitled to limit the frequency and/or number of changes in the amount withheld during Offer Periods, change the length of Purchase Periods within any Offer Period, determine the length of any future Offer Period, determine whether future Offer Periods shall be consecutive or overlapping, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, establish or change Plan or per Participant limits on share purchases, establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable and which are consistent with the Plan, in each case to the extent consistent with the requirements of Code Section 423 and other Applicable Laws.

20. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Administrator at the location, or by the person, designated by the Administrator for the receipt thereof.

21. Conditions Upon Issuance of Shares. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an option, the Company may require the Participant to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned Applicable Laws or is otherwise advisable. In addition, no options shall be exercised or shares issued hereunder before the Plan has been approved by stockholders of the Company as provided in Section 23.

22. Term of Plan. The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the stockholders of the Company. It shall continue in effect for a term of twenty (20) years unless sooner terminated under Section 19.

23. Stockholder Approval. Continuance of the Plan shall be subject to approval by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted. Such stockholder approval shall be obtained in the degree and manner required under Applicable Laws.

24. No Employment Rights. The Plan does not, directly or indirectly, create any right for the benefit of any employee or class of employees to purchase any shares under the Plan, or create in any employee or class of employees any right with respect to continuation of employment by the Company or a Designated Parent or Subsidiary, and it shall not be deemed to interfere in any way with such employer's right to terminate, or otherwise modify, an employee's employment at any time.

25. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Designated Parent or Subsidiary, participation in the Plan shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Designated Parent or Subsidiary, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

26. Effect of Plan. The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of, all successors of each Participant, including, without limitation, such Participant's estate and

the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of such Participant.

27. Governing Law. The Plan is to be construed in accordance with and governed by the internal laws of the State of California (as permitted by Section 1646.5 of the California Civil Code, or any similar successor provision) without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties, except to the extent the internal laws of the State of California are superseded by the laws of the United States. Should any provision of the Plan be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

28. Dispute Resolution. The provisions of this Section 28 shall be the exclusive means of resolving disputes arising out of or relating to the Plan. The Company and the Participant, or their respective successors (the "parties"), shall attempt in good faith to resolve any disputes arising out of or relating to the Plan by negotiation between individuals who have authority to settle the controversy. Negotiations shall be commenced by either party by notice of a written statement of the party's position and the name and title of the individual who will represent the party. Within thirty (30) days of the written notification, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to resolve the dispute. If the dispute has not been resolved by negotiation, the parties agree that any suit, action, or proceeding arising out of or relating to the Plan shall be brought in the United States District Court for the Central District of California (or should such court lack jurisdiction to hear such action, suit or proceeding, in a California state court in the County of Orange) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. If any one or more provisions of this Section 28 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 2, 2009

Commission file number: 001-31650

MINDSPEED TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware *(State of incorporation)*	**01-0616769** *(I.R.S. Employer Identification No.)*
4000 MacArthur Boulevard, East Tower **Newport Beach, California** *(Address of principal executive offices)*	**92660-3095** *(Zip code)*

Registrant's telephone number, including area code:
(949) 579-3000

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
Common Stock $0.01 par value per share (including associated Preferred Share Purchase Rights)	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Registrant's voting and non-voting stock held by non-affiliates of the Registrant as of the end of its most recently completed second fiscal quarter was approximately $36 million. Shares held by each officer and director and each person owning more than 10% of the outstanding voting and non-voting stock have been excluded from this calculation because such persons may be deemed to be affiliates of the Registrant. This determination of potential affiliate status is not necessarily a conclusive determination for other purposes. Shares held include shares of which certain of such persons disclaim beneficial ownership.

The number of outstanding shares of the Registrant's Common Stock as of October 30, 2009 was 28,773,947.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for the 2010 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A within 120 days after the end of the 2009 fiscal year, are incorporated by reference into Part III of this Form 10-K.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements relating to Mindspeed Technologies, Inc. (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and are subject to the "safe harbor" created by those sections. All statements included in this Annual Report on Form 10-K, other than those that are purely historical, are forward-looking statements. Words such as "expect," "believe," "anticipate," "outlook," "could," "target," "project," "intend," "plan," "seek," "estimate," "should," "may," "assume" and "continue," as well as variations of such words and similar expressions, also identify forward-looking statements. Forward-looking statements in this Annual Report on Form 10-K include, without limitation, statements regarding:

- the ability of our relationships with network infrastructure original equipment manufacturers to facilitate early adoption of our products, enhance our ability to obtain design wins and encourage adoption of our technology in the industry;
- the growth prospects for the network infrastructure equipment and communications semiconductors markets, including increased demand for network capacity, the continued upgrade and expansion of legacy networks, and the build-out of networks in developing countries;
- our expectation that OEMs will outsource more of their semiconductor component requirements to semiconductor suppliers;
- our plans to make substantial investments in research and development and participate in the formulation of industry standards;
- our belief that we can maximize our return on our research and development spending by focusing our investment in what we believe are key high-growth markets;
- our ability to achieve design wins and convert wins into revenue;
- the continuation of intense price and product competition, and the resulting declining average selling prices for our products;
- the impact of changes in customer purchasing activities, inventory levels and inventory management practices;
- the importance of attracting and retaining highly skilled, dedicated personnel;
- the challenges of shifting any operations or labor offshore, including the likelihood of competition in offshore markets for qualified personnel;
- our ability to achieve revenue growth and sustain profitability or to sustain positive cash flows from operations;
- our plans to reduce operating expenses, the amount and timing of any such expense reductions, and its effects on cash flow;
- our anticipation that we will not pay a dividend in the foreseeable future;
- our expectations regarding the growth in China's telecommunications industry;
- the dependence of our operating results on our ability to develop and introduce new products and enhancements to existing products on a timely basis;
- the continuation of a trend toward industry consolidation and the effect it could have on our operating results;
- our belief that we are benefiting from the increased deployment of internet protocol-based networks both in new network buildouts worldwide and the replacement of circuit-switched networks;

- the sufficiency of our existing sources of liquidity and expected sources of cash to repay the remaining $10.5 million in senior convertible debt and fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for the next 12 months;
- the circumstances under which we may need to seek additional financing, our ability to obtain any such financing and any consideration of acquisition opportunities;
- our expectation that our provision for income taxes for fiscal 2010 will principally consist of income taxes related to our foreign operations;
- our expectations with respect to our recognition of income tax benefits in the future;
- our restructuring plans, including expected workforce reductions, the expected cost savings under our restructuring plans and the uses of those savings, the timing and amount of payments to complete the actions, the source of funds for such payments, the impact on our liquidity and the resulting decreases in our research and development and selling, general and administrative expenses, and the amounts of future charges to complete our restructuring plans;
- our beliefs regarding the effect of the disposition of pending or asserted legal matters and the possibility of future legal matters;
- our acquisition strategy, the means of financing such a strategy, and the impact of any past or future acquisitions, including the impact on revenue, margin and profitability;
- our plans relating to our use of stock-based compensation, the effectiveness of our incentive compensation programs and the expected amounts of stock-based compensation expense in future periods;
- our belief that the financial stability of suppliers is an important consideration in our customers' purchasing decisions;
- the effects of a downturn in the semiconductor industry and the general economy at large, including the impact of slower economic activity, an increase in bankruptcy filings, concerns about inflation and deflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the wired and wireless communications markets, recent international conflicts and terrorist and military activity and the impact of natural disasters and public health emergencies on our revenue and results of operation;
- the impact of reductions, delays and cancellation of orders from key customers given our dependence on a relatively small number of end customers and distributors for a significant portion of our revenue and our lack of long term purchase commitments;
- the impact of volatility in the stock market on the market price of our common stock;
- the impact on our business if we fail to comply with the minimum listing requirements for continued quotation on the Nasdaq Global Market;
- the effect of changes in the amount of research coverage of our common stock, changes in earnings estimates or buy/sell recommendations by analysts and changes in investor perception of us and the industry in which we operate;
- the effect of shifts in our product mix and the effect of maturing products;
- the continued availability and costs of products from our suppliers;
- the value of our intellectual property, our ability to continue recognizing patent-related revenues from the sale or licensing of our intellectual property and our plans to pursue our current intellectual property strategy;
- our belief that the loss of any single patent, license, trade secret, know-how, trademark or copyright would not materially affect our business or financial condition;
- market demand for our new and existing products and our ability to increase our revenues;

- our intentions with respect to inventories that were previously written down and the effects on future demand and market conditions on inventory write-downs;
- our beliefs regarding the end-markets for sales of products to original equipment manufacturers and third-party manufacturing service providers in the Asia-Pacific region;
- our intention to continue to expand our international business activities, including possible expansion or establishment of design and operations centers abroad;
- our expectations regarding fluctuations in our growth patterns;
- competition and the principal competitive factors for semiconductor suppliers, including time to market, product quality, reliability and performance, customer support, price and total system cost, new product innovation and compliance with industry standards; and
- the impact of recent accounting pronouncements and the adoption of new accounting standards.

Our expectations, beliefs, anticipations, objectives, intentions, plans and strategies regarding the future are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from results contemplated by the forward-looking statement. These risks and uncertainties include, but are not limited to:

- cash requirements and terms and availability of financing;
- future operating losses;
- worldwide political and economic uncertainties and specific conditions in the markets we address;
- fluctuations in the price of our common stock and our operating results;
- loss of or diminished demand from one or more key customers or distributors;
- our ability to attract and retain qualified personnel;
- constraints in the supply of wafers and other product components from our third-party manufacturers;
- pricing pressures and other competitive factors;
- successful development and introduction of new products;
- doing business internationally and our ability to successfully and cost effectively establish and manage operations in foreign jurisdictions;
- industry consolidation;
- order and shipment uncertainty;
- our ability to obtain design wins and develop revenues from them;
- lengthy sales cycles;
- the expense of and our ability to defend our intellectual property against infringement claims by others;
- product defects and bugs;
- business acquisitions and investments; and
- our ability to utilize our net operating loss carryforwards and certain other tax attributes.

The forward-looking statements in this report are subject to additional risks and uncertainties, including those set forth in Item 1A — "Risk Factors" and those detailed from time to time in our other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof and, except as required by law, we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Mindspeed®, Mindspeed Technologies® and Comcerto® are registered trademarks of Mindspeed Technologies, Inc. Other brands, names and trademarks contained in this report are the property of their respective owners.

PART I

Item 1. *Business*

Mindspeed Technologies, Inc. (we or Mindspeed) designs, develops and sells semiconductor solutions for communications applications in the wireline and wireless network infrastructure, which includes today's separate but interrelated and converging enterprise, broadband access, metropolitan and wide area networks. Our products are classified into three focused product families: multiservice access, high-performance analog and wide area networking communications.

- *Multiservice Access* products include low-power multi-core digital signal processor (DSP) system-on-a-chip (SoC) products for carrier-class triple-play edge gateways, metro trunking gateways and other Voice-over-IP (VoIP) and multi-play service platforms in the carrier infrastructure. Our products are also used in broadband customer-premises equipment (CPE) gateways and other equipment that carriers are deploying in order to deliver voice, data and video services to residential subscribers.
- *High-Performance Analog* products include high-density crosspoint switches, optical drivers and other devices, plus timing, equalization and signal-conditioning solutions for next-generation fiber access networks including ethernet passive optical networking (EPON) equipment. Our high-performance analog technology also helps address switching, timing and signal-conditioning challenges in enterprise storage equipment, and is being used in the broadcast-video network transition to 3G high-definition (HD) transmission.
- *Wide Area Networking (WAN) Communications* products include a broad portfolio for legacy requirements in the existing circuit-switched network, as well as emerging 3G wireless backhaul applications.

Our products are sold to original equipment manufacturers (OEMs) for use in a variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, digital loop carrier equipment, IP private branch exchanges (PBXs), optical modules, broadcast video systems and wireless base station equipment. Service providers use this equipment for:

- packet processing in high-speed multi-service access applications including advanced VoIP and triple-play (voice, data and video) service delivery;
- high-speed analog transmission and switching for next-generation optical networking, enterprise storage and broadcast video transmission applications with difficult switching, timing and synchronization requirements; and
- WAN communications over the public switched telephone network (PSTN), which furnishes much of the Internet's underlying long-distance infrastructure.

Our customers include Alcatel-Lucent, Cisco Systems, Inc., Huawei Technologies Co. Ltd., LM Ericsson Telephone Company, Nokia Siemens Networks, Nortel Networks, Inc. and Zhongxing Telecom Equipment Corp. (ZTE).

We believe the breadth of our product portfolio, combined with more than three decades of experience in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage. We have proven expertise in signal, packet and transmission processing technologies, which are critical core competencies for successfully defining, designing and implementing advanced semiconductor products for next-generation network infrastructure equipment. We have cultivated and continue to initiate and foster close relationships with leading network infrastructure OEMs to understand emerging markets, technologies and standards. We focus our research and development (R&D) efforts on applications in the segments of the telecommunications network which we believe offer the most attractive growth prospects. Our business is fabless, which means we outsource all of our manufacturing needs, and we do not own or operate any semiconductor manufacturing facilities. We believe being fabless allows us to minimize operating infrastructure and capital expenditures, maintain operational flexibility and focus our resources on the design, development and marketing of our products — the highest value-creation elements of our business model.

Spin-off from Conexant Systems, Inc.

Mindspeed was originally incorporated in Delaware in 2001 as a wholly owned subsidiary of Conexant Systems, Inc. On June 27, 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of common stock of Mindspeed. Prior to the distribution, Conexant transferred to us the assets and liabilities of its Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to us under the distribution agreement entered into between us and Conexant. Also prior to the distribution, Conexant contributed to us cash in an amount such that at the time of the distribution our cash balance was $100.0 million. We issued to Conexant a warrant to purchase approximately 6.1 million shares of our common stock at a price of $16.74 per share (adjusted to reflect a change in the number of shares and exercise price, which resulted from the offering of common stock that we completed in the fourth quarter of fiscal 2009), exercisable for a period of ten years after the distribution. Following the distribution, we began operations as an independent, publicly held company. Our common stock trades on the Nasdaq Global Market under the ticker symbol "MSPD."

Industry Overview

Communications semiconductor products are a critical part of network infrastructure equipment. Network infrastructure OEMs require advanced communications semiconductor products — such as digital signal processors, transceivers, framers, packet and cell processors, plus switching and signal timing and conditioning solutions — that are highly optimized for the equipment employed by their customers. We seek to provide semiconductor products that enable network infrastructure OEMs to meet the needs of their service provider and enterprise customers in terms of system performance, functionality and time-to-market.

Addressed Markets

Our semiconductor products are primarily focused on network infrastructure equipment applications in three areas of the broadly defined communications network: enterprise networks, broadband access service areas including wireless and wireline infrastructure networks and metropolitan and wide area networks. The type and complexity of network infrastructure equipment used in these network segments continues to expand, driven by the need for the processing, transmission and switching of digital voice, data and video traffic over multiple communication media, at numerous transmission data rates and employing different protocols.

Enterprise networks include equipment that enables voice and data communications and access to outside networks, and is deployed primarily in the offices of commercial enterprises, including specialized commercial segments, such as broadcast video production, which have demanding network requirements. An enterprise network may be comprised of many local area networks, as well as client workstations, centralized database management systems, storage area networks (SANs) and other components. In enterprise networks, communications semiconductors facilitate the processing and transmission of voice, data and video traffic in converged IP (internet protocol) networks that are replacing the traditional separate telephone, data and video conferencing networks. Typical network infrastructure equipment found in enterprise networks that use our products include voice gateways, IP private branch exchanges (PBXs), SAN routers, director class switches and emerging wireless base station systems for enhanced mobile enterprise service delivery. In addition, a major trend in the broadcast video segment of the enterprise networking market is the switch from analog to digital television transmission and the conversion from standard-definition television services to high-definition television (HDTV) services featuring more detailed images and digital surround sound. We offer a family of broadcast-video products optimized for high-speed HDTV routing and production switcher applications.

Broadband Access service areas of the telecommunications network refer to the "last mile" of a telecommunications or cable service provider's physical network (including copper, fiber optic or wireless transmission) and the network infrastructure equipment that connects end-users, typically located at a business or residence, with metropolitan and wide area networks. For this portion of the network, infrastructure equipment requires semiconductors that enable reliable, high-speed connectivity capable of aggregating or disaggregating and transporting multiple forms of voice, data and video traffic. In addition, communications semiconductors must accommodate multiple transmission standards and communications protocols to provide a bridge between dissimilar access networks; for example, connecting wireless base station equipment to a wireline network, and enabling the computationally complex processing that is required in order for carriers to meet cellular data service demands with limited available spectrum. Typical network infrastructure equipment found at the edge of the broadband access service area that use our products include optical node units, optical line terminals, remote access concentrators, digital subscriber line (DSL) access multiplexers, mixed-media gateways, wireless base stations, digital loop carrier equipment and media converters.

Metropolitan and Wide Area Networks, or metro and WAN, service areas of the telecommunications network refer to the portion of a service provider's physical network that enables high-speed communications within a city or a larger regional area, including inexpensive mobile backhaul services for wireless communications carriers. In addition, it provides the communications link between broadband access service areas and the fiber optic-based, wide-area network. For metro equipment applications, communications semiconductors provide transmission and processing capabilities, as well as information segmentation and classification, and routing and switching functionality, to support high-speed traffic from multiple sources employing different transmission standards and communications protocols. These functions require signal conversion, signal processing and packet processing expertise to support the design and development of highly integrated mixed-signal devices combining analog and digital functions with communications protocols and application software. Typical network infrastructure equipment found in metro service areas that use our products include add-drop multiplexers, switches, high-speed routers, digital cross-connect systems, optical edge devices and multiservice provisioning platforms.

The telecommunications network, including the Internet, has evolved into a complex, hybrid series of converging digital and optical networks that connect individuals and businesses globally. These new higher-bandwidth, data-centric networks integrate voice, data and video traffic, operate over both wired and wireless media, link existing voice and data networks and cross traditional enterprise, broadband access, metro and long haul service area boundaries. Network infrastructure OEMs are designing faster, more intelligent and more complex equipment to satisfy the needs of the service providers as they continue to expand their network coverage and service offerings while upgrading and connecting or integrating existing networks of disparate types. In this demanding environment, we believe network infrastructure OEMs select as their strategic partners communications semiconductor suppliers who can deliver advanced products that provide increased functionality, lower total system cost and support for a variety of communications media, operating speeds and protocols.

The Mindspeed Approach

We believe the breadth of our product portfolio, combined with our expertise in low-power semiconductor hardware and software and communications systems engineering, provide us with a competitive advantage in designing and selling our products to leading network infrastructure OEMs.

We have proven expertise in signal, packet and transmission processing technologies. Signal processing involves both signal conversion and digital signal processing techniques that convert and compress voice, data and video between analog and digital representations. Packet processing involves bundling or segmenting information traffic using standard protocols such as IP or asynchronous transfer mode (ATM) and enables sharing of transmission bandwidth across a given communication medium. Transmission processing involves the transport and receipt of voice, data and video traffic across copper wire and optical fiber communications media.

These core technology competencies are critical for developing semiconductor networking solutions that enable the processing, transmission and switching of high-speed voice, data and video traffic, employing multiple communications protocols, across disparate communications networks. Our core technology competencies are the foundation for developing our:

- low-power semiconductor device architectures, including mixed-signal devices and application-specific multi-core SoC solutions that combine core central processing units, digital signal processors and programmable hardware-accelerated protocol engines plus analog signal processing capabilities;
- highly optimized signal processing algorithms and communications protocols, which we implement in semiconductor devices, including echo-cancellation, wideband voice and advanced video technologies;

- critical software drivers and application software to perform signal, packet and transmission processing tasks, plus programming tools, which customers can use to add their own proprietary value to designs based on our SoCs;
- specialized analog semiconductor products, which solve difficult system challenges in synchronous optical network (SONET) and dense wavelength division multiplexing (DWDM) telecommunications equipment, broadcast video systems, and enterprise applications including PCI Express, Serial-Attached SCSI (SAS)/ Serial ATA (SATA) and Ethernet blade servers plus 10G Ethernet local area network switching;
- traditional transmission components for the PSTN which continues to provide the underlying long-distance backbone for today's Internet infrastructure.

Increasing Demand for Communications Semiconductors

We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects for several reasons:

- We anticipate that demand for network capacity will continue to increase, driven by:
  - Internet user growth;
  - higher network utilization rates as carriers seek to maximize the return on the capital and operational investments in their network infrastructure; and
  - growing consumer and business demand for VoIP and other bandwidth-intensive services and applications, such as wireless data transfer and video/multimedia content delivery.
- We believe that incumbent telecommunications carriers, integrated communication service providers and cable multiple service operators worldwide will continue to upgrade and expand legacy portions of their networks to accommodate new service offerings and to reduce operating costs. This upgrade and expansion cycle, along with the development of new, next-generation networks, requires the development of a variety of new equipment created from advanced semiconductor solutions.
- In certain countries, we expect that service providers will continue the build-out of telecommunication networks, many of which were previously government owned and are now often taking the lead on new technology deployment, ahead of more established regions in terms of creating high-growth market opportunities for the latest advances.
- We also believe that many technologies developed to solve high-speed optical networking challenges also apply to challenges in other portions of the network infrastructure. For instance, high-speed backplanes for DWDM equipment have sophisticated timing and signal-conditioning requirements that are similar to those required in enterprise storage and broadcast video transmission applications. In both cases, advanced silicon is a critical enabler for system designs.

Moreover, we expect that network infrastructure OEMs will outsource more of their semiconductor component requirements to semiconductor suppliers, allowing the OEMs to reduce their operating cost structure by shifting their focus and investment from internal application specific integrated circuit semiconductor design and development to more strategic systems development.

Strategy

Our objective is to grow our business and to become the leading supplier of semiconductor networking solutions to leading global network infrastructure OEMs in key enterprise, broadband access and metro service area market segments. To achieve this objective, we are pursuing the following strategies:

Focus on Increasing Share in Growth Applications

We have established strong market positions for our products in the enterprise, broadband access and metro service areas of the telecommunications network. We believe the markets for semiconductor products that address these applications will grow at faster rates than the markets for network infrastructure equipment, in general. This key attribute is expected to make the enterprise, broadband access and metro service areas the most attractive markets for the foreseeable future. We believe that our three core technology competencies, coupled with focused investments in product development, will position us to increase our share in those target areas.

Expand Strategic Relationships with Industry-Leading Global Network Infrastructure OEMs and Maximize Design Win Share

We identify and selectively establish strategic relationships with market leaders in the network infrastructure equipment industry to develop next-generation products and, in some cases, customized solutions for their specific needs. We have an extensive history of working closely with our customers' research and development groups and marketing teams to understand emerging markets, technologies and standards, and we invest our product development resources in those areas. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our semiconductor products during development of their system-level products, enhance our ability to obtain design wins from those customers and encourage adoption of our technology throughout the industry.

In North America, we have cultivated close relationships with leading network infrastructure OEMs, including Cisco Systems, Inc. and Nortel Networks, Inc. Abroad, we have established close relationships with market leaders such as Huawei Technologies Co., Ltd., and Zhongxing Telecom Equipment Corp in the Asia-Pacific region and Alcatel-Lucent, Nokia Siemens Networks and LM Ericsson Telephone Company in Europe.

Capitalize on the Breadth of Our Product and Intellectual Property Portfolio

We build on the breadth of our product portfolio of physical-layer devices, together with our signal and packet processing devices and communications software expertise, to increase our share of the silicon content in our customers' products. We offer a range of complementary products that are optimized to work with each other and provide our customers with complete information receipt, processing and transmission functions. These complementary products allow infrastructure OEMs to source components that provide proven interoperability from a single semiconductor supplier, rather than requiring OEMs to combine and coordinate individual components from multiple vendors.

In addition, we offer highly integrated products such as our family of Comcerto packet processors that provide our customers with a complete hardware and software solution in a single device. These integrated products perform functions typically requiring multiple discrete components and software, and combine the programmability of alternative general-purpose DSP solutions with the superior performance and power efficiency of a multi-processor solution with selected application-specific fixed-function acceleration. Our multi-core SoC expertise is also becoming increasingly important as network infrastructure equipment requires more and more computational complexity to solve difficult multi-layered signal processing challenges. To enable the integration of more and more processing cores into SoC devices, we have developed proprietary intellectual property for managing large arrays of DSPs, including task-scheduling technology that has been field-proven and steadily enhanced through several generations of triple-play edge gateways used for complex packet-processing applications.

We believe that this strategy of offering both complementary and integrated products increases product performance, speeds time-to-market and lowers the total system cost for our customers. The breadth of our product portfolio also provides a competitive advantage for serving network convergence applications such as multiprotocol wireless-to-wireline connectivity. These applications generally require a combination of processing, transmission or switching functionality to move high-speed voice and data traffic using multiple communications protocols across disparate communications networks.

Through our efforts in building a large product portfolio, we have developed and we maintain a broad intellectual property portfolio consisting of sophisticated algorithms and other specialized technology, such as the advanced echo-cancellation techniques that have been used in voice ports of carrier telecommunications equipment that our products have enabled. We periodically enter into strategic arrangements to leverage our portfolio by licensing or selling our intellectual property.

Additionally, we have aligned with key strategic partners to collaborate on advanced multi-core SoC architectures that we believe are critical for next-generation, ultra-low-power communications processing solutions. For instance, our work with ARM Holdings plc has resulted in 12 generations of power-efficiency advances, initially for carrier-class convergence processors and more recently for triple-play home-gateway platforms. Power efficiency is becoming increasingly important as our customers adopt a variety of energy-efficiency initiatives, including the European Union energy-consumption guidelines for broadband equipment.

Provide Outstanding Technical Support and Customer Service

We provide broad-based technical and product design support to our customers through three dedicated teams: field application engineers, product application engineers and technical marketing personnel. We believe that comprehensive service and support are critical to shortening our customers' design cycles and maintaining a long-term competitive position within the network infrastructure equipment market. Outstanding customer service and support are important competitive factors for semiconductor component suppliers like us seeking to be the preferred suppliers to leading network infrastructure OEMs.

Products

We provide network infrastructure OEMs with a broad portfolio of advanced semiconductor networking solutions, ranging from physical-layer transceivers and framers to higher-layer network processors. Our products can be classified into three focused product families: multiservice access DSP products, high-performance analog products and WAN communications products. These three product families are found in a variety of networking equipment designed to process, transmit and switch voice, data and video traffic between, and within, the different segments of the communications network.

Multiservice Access DSP Products

Our software-configurable multiservice access DSP products serve as bridges for transporting voice, fax and modem transmissions between circuit-switched networks and packet-based networks. Our multiservice access DSP device architecture combines the performance of a digital-signal processor core with the flexibility of a micro-controller core to support our extensive suite of voice compression techniques, echo cancellers and communications protocols. These products process and translate voice and data and perform various management and reporting functions. They compress the signals to minimize bandwidth consumption and modify or add communications protocols to accommodate transport of the signals across a variety of different networks. Supported services include VoIP, Voice-over-ATM (VoATM) and Voice-over-DSL services, as well as wireline-to-wireless connectivity.

Our Comcerto family of packet processors includes a full range of software-compatible solutions that enable OEMs to provide scalable systems with customized features for carrier, enterprise and customer premise applications. The high-density members of this family, the Comcerto 600, Comcerto 700 and Comcerto 900 series processors and related software, provide a complete system-on-a-chip solution for carrier-class VoIP and VoATM applications. The Comcerto 600 is capable of handling more than 256 channels of both VoIP and VoATM traffic, while the Comcerto 700 supports more than 400 channels, and the Comcerto 900 supports more than 600 channels. All are targeted for use in media gateways designed to bridge wireless, wireline and enterprise networks.

The Comcerto 500 and 800 series solutions are designed for enterprise voice and data processing applications. The Comcerto 500 series is a silicon "PBX-on-a-chip" which supports all required voice processing functionality for up to 64 channels, including encryption and is also used in access gateway applications. The Comcerto 800 series enables a new class of "office-in-a-box" systems by combining a high-quality Voice-over-packet (VoP) subsystem with a high-performance routing and virtual private network (VPN) engine. The Comcerto 800 series integrates voice processing, packet processing and encryption functionality into a single device for the rapidly growing market for VoP enterprise networks. This product is targeted for use in enterprise voice gateways, PBXs and integrated access devices.

The Comcerto 100 series broadband services processor, is designed to support secure triple-play (voice, video and data) networks for residential and small office/home office markets. The Comcerto 100 series processor integrates high-performance security processing, packet processing and quality of service (QoS) capabilities for next-generation broadband customer-premises equipment enabling service providers to deliver sophisticated multimedia content to their subscribers.

The Comcerto 1000 series of low-power embedded packet processers address a wide variety of applications ranging from high-end VoIP enabled home gateways, small-to-midsized business high performance security appliances to Ethernet powered 802.11n enterprise access points. The Comcerto 1000 series of processors delivers scalability, high-performance packet handling capabilities, increased VPN and SSL throughput and industry leading quality of service hardware features.

High-Performance Analog Products

Our high-performance analog transmission devices and switching products support storage area network, fiber-to-the-premise and broadcast video, as well as mainstream synchronous optical network (SONET)/synchronous digital hierarchy and packet-over-SONET applications, typically operating at data transmission rates between 155 megabits per second (Mbps) and 10 gigabits per second (Gbps). Our transmission products include laser drivers, transimpedance amplifiers, post amplifiers, clock and data recovery circuits, serializers/deserializers, video reclockers, cable drivers and line equalizers. These products serve as the connection between a fiber optic or coaxial cable component interface and the remainder of the electrical subsystem in various network equipment and perform a variety of functions, including:

- converting incoming optical signals from fiber optic cables to electrical signals for processing and transport over a wireline medium and vice-versa;
- conditioning the signal to remove unwanted noise or errors;
- combining lower speed signals from multiple parallel paths into higher speed serial paths, and vice-versa, for bandwidth economy; and
- amplifying and equalizing weaker signals as they pass through a particular system's equipment, media or network.

Our switching products include a family of high-speed crosspoint switches capable of switching traffic beyond 4.25 Gpbs within various types of network switching equipment. These crosspoint switches direct, or transfer, a large number of high-speed data input streams, regardless of traffic type, to different connection trunks for rerouting the information to new destination points in the network. Crosspoint switches are often used to provide redundant traffic paths in networking equipment to protect against the loss of critical data from spurious network outages or failures that may occur from time-to-time. Target equipment applications for our switching products include add-drop multiplexers, high-density IP switches, storage-area routers and optical cross-connect systems. In addition, we offer crosspoint switches optimized for standard and high-definition broadcast video routing and production switching applications at rates up to 3 Gbps.

WAN Communications Products

Our WAN communications products include transmission solutions and high-performance ATM/multi-protocol label switching (MPLS) network processors that facilitate the aggregation, processing and transport of voice and data traffic over copper wire or fiber optic cable to access metropolitan and long-haul networks.

Our T1/E1, T3/E3 and SONET carrier devices incorporate high-speed analog, digital and mixed-signal circuit technologies and include multi-port framers and line interface units (LIUs) or transceivers for 1.5 Mbps to 155 Mbps data transmission. Framers format data for transmission and extract data at reception, while LIUs condition signals for transmission and reception over multiple media. Our link-layer products include multi-channel, high-level data link channel (HDLC) communications controllers and multi-channel, inverse multiplexing over ATM (IMA) traffic controllers. The IMA protocol enables the aggregation of multiple T1 or DSL lines to deliver higher data rates using existing ATM infrastructure while the HDLC protocol is used for the packetization of data and the transfer of messaging and signaling information across the network. We also offer a family of symmetric DSL transceivers which enable service providers to deliver Internet access at data transmission rates of

1.5 Mbps to 5.7 Mbps in both directions over copper wire, supporting telecommuting and branch office functions worldwide.

Our high-performance ATM/MPLS network processors are designed to offer advanced protocol translation and traffic management capabilities. Protocol translation occurs where different types of networks and protocols interconnect. Traffic management describes a collection of functions which are used to optimally allocate network bandwidth and allow service providers to provide differentiated services over their networks. Our software-programmable devices operate at data transmission rates from 1.5 Mbps to 2.5 Gbps. Our network processor devices address internetworking applications, including ATM segmentation and reassembly, and a variety of traffic management functions, including traffic shaping, traffic policing and queue management, required by these applications.

Our carrier Ethernet products include Ethernet media access controllers and oversubscription aggregators which have applications in both enterprise switches and telecom edge switches. These carrier Ethernet products add traffic shaping and quality of service prioritization mechanisms in order to provide the higher degree of traffic control needed in wide area networks that base their data transmission on the Ethernet protocol prevalent in local area networks. In late fiscal 2008 we also introduced a carrier Ethernet switch component that can be used to aggregate up to ten 1 Gbps Ethernet streams to a single 10 Gbps Ethernet stream.

Our wide-area networking communications products are designed for use in a variety of equipment including digital loop carriers, DSL access multiplexers, add-drop multiplexers, switches, high-speed routers, digital cross-connect systems, optical edge devices, multiservice provisioning platforms, voice gateways, wireless backhaul and wireless base station controllers.

Customers

We market and sell our semiconductor networking solutions directly to leading network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, which manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 46% of our revenues for fiscal 2009. For fiscal 2009, distributors Avnet, Inc. and Alltek Technology Corporation accounted for 16% and 14%, respectively, of our net revenues.

Our top five direct OEM customers for fiscal year 2009 were Alcatel-Lucent, Cisco Systems Inc., Huawei Technologies Co. Ltd., Samsung Electronics Co. and Zhongxing Telecom Equipment Corp. Huawei Technologies Co. Ltd. and Zhongxing Telecom Equipment Corp. accounted for 13% and 12%, respectively, of our net revenues. While our direct sales to the remaining top five direct OEM customers accounted for a total of approximately 4% of our fiscal 2009 net revenues, we believe indirect sales to these same customers represent a significant additional portion of our net revenues. We believe that our significant indirect network infrastructure OEM customers for fiscal year 2009 also included Nortel Networks, Inc. and Nokia Siemens Networks.

Our customer base is widely dispersed geographically. Revenues derived from customers located in the Americas, Europe and the Asia-Pacific region were 29%, 10% and 61%, respectively, of our total revenues for fiscal 2009. We believe a portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region is ultimately shipped to end-markets in the Americas and Europe. See Item 8 "Financial Statements and Supplementary Data," including Note 2 and Note 17 of Notes to Consolidated Financial Statements for additional information on customers and geographic areas.

Sales, Marketing and Technical Support

We have a worldwide sales, marketing and technical support organization comprised of 98 employees as of October 31, 2009, located in three domestic and seven international sales locations. Our marketing, sales and field applications engineering teams, augmented by 13 electronic component distributors and four sales representative organizations, focus on marketing and selling semiconductor networking solutions to worldwide network infrastructure OEMs.

We maintain close working relationships with our customers throughout their lengthy product development cycle. Our customers may need six months or longer to test and evaluate our products and an additional six months or longer to begin volume production of network infrastructure equipment that incorporates our products. During this process, we provide broad-based technical and product design support to our customers through our field application engineers, product application engineers and technical marketing personnel. We believe that providing comprehensive product service and support is critical to shortening our customers' design cycles and maintaining a competitive position in the network infrastructure equipment market.

Operations and Manufacturing

We are a fabless company, which means we do not own or operate foundries for wafer fabrication or facilities for device assembly and final test of our products. Instead, we outsource wafer fabrication, assembly and testing of our semiconductor products to independent, third-party contractors. We use mainstream digital complementary metal-oxide semiconductor (CMOS) process technology for the majority of our products; we rely on specialty processes for the remainder of our products. Taiwan Semiconductor Manufacturing Co., Ltd. (TSMC) is our principal foundry supplier of CMOS wafers and die. We have recently begun using TSMC for many of our specialty process products. We use several other suppliers for wafers used in older products. We believe that the raw materials, parts and supplies required by our foundry suppliers are generally available at present and will be available in the foreseeable future.

Semiconductor wafers are usually shipped to third-party contractors for device assembly and packaging where the wafers are cut into individual die, packaged and tested before final shipment to customers. We use Amkor Technology, Inc., Advanced Semiconductor Engineering, Inc. (ASE) and other third-party contractors, located in the Asia-Pacific region, Europe and California, to satisfy a variety of assembly and packaging technology and product testing requirements associated with the back-end portion of the manufacturing process.

We qualify each of our foundry and back-end process providers. This qualification process consists of a detailed technical review of process performance, design rules, process models, tools and support, as well as analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical and parametric data from our wafer foundry and back-end providers. We closely monitor wafer foundry production for overall quality, reliability and yield levels.

Competition

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of United States (U.S.) and international suppliers that are both larger and smaller than us in terms of resources and market share. We expect intense competition to continue.

Our principal competitors are Applied Micro Circuits Corporation, Cavium Networks Inc., Exar Corporation, Freescale Semiconductor, Inc., Gennum Corporation, Infineon Technologies A.G., Maxim Integrated Products, Inc., PMC-Sierra, Inc., Texas Instruments Inc., Transwitch Corporation and Vitesse Semiconductor Corporation.

We believe that the principal competitive factors for semiconductor suppliers in each of our served markets are:

- time-to-market;
- product quality, reliability and performance;
- customer support;
- price and total system cost;
- new product innovation;
- compliance with industry standards;

- design wins;
- market acceptance of our, or our competitors' products;
- production efficiencies; and
- general economic conditions.

While we believe that we compete favorably with respect to each of these factors, many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer, or stronger, presence in key markets;
- greater name recognition;
- more secure supply chain;
- lower cost alternatives to our products;
- access to larger customer bases; and
- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products than we can. Our competitors may also be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be more able to respond to the cyclical fluctuations or downturns that affect the semiconductor industry from time to time. Moreover, we have incurred substantial operating losses and we may incur future losses. If we are not successful in assuring our customers of our financial stability, our OEM customers may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity, which may materially adversely affect our business.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products. Because industry practice allows customers to cancel orders with limited advance notice to us prior to shipment, we believe that backlog as of any particular date is not a reliable indicator of our future revenue levels.

Research and Development

We have significant research, development, engineering and product design capabilities. As of October 31, 2009, we had 303 employees engaged in research and development activities. We perform research and product development activities at our headquarters in Newport Beach, California and at 10 design centers. In order to enhance the cost-effectiveness of our operations, we have increasingly sought to shift portions of our research and development operations to jurisdictions with lower cost structures than that available in the United States. Our design centers are strategically located to take advantage of key technical and engineering talent. Our success depends to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made and plan to make substantial investments in research and development and to participate in the formulation of industry standards. In addition, we actively collaborate with technology leaders to define and develop next-generation technologies.

We spent approximately $50.7 million, $56.2 million and $57.4 million on research and development activities in fiscal years 2009, 2008 and 2007, respectively. The decreases in our research and development expenses reflect the workforce reductions and other cost reduction actions have implemented.

Intellectual Property

Our success and future revenue growth depend, in part, on the intellectual property that we own and develop, including patents, licenses, trade secrets, know-how, trademarks and copyrights, and on our ability to protect our intellectual property. We continuously review our patent portfolio to maximize its value to us, abandoning or selling inapplicable or less useful patents and filing new patents important to our product roadmap. Our patent portfolio may be used to avoid, defend or settle any potential litigation with respect to various technologies contained in our products. The portfolio may also provide negotiating leverage in attempts to cross-license patents or technologies with third parties. We may also seek to leverage our patent portfolio by licensing or selling our patents or other intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods to protect our proprietary technologies and processes. In connection with our participation in the development of various industry standards, we may be required to reasonably license certain of our patents to other parties, including competitors that develop products based upon the adopted industry standards. We have also entered into agreements with certain of our customers and granted these customers the right to use our proprietary technology in the event that we file for bankruptcy protection or take other equivalent actions. While in the aggregate our intellectual property is considered important to our operations, we do not believe that any single patent, license, trade secret, know-how, trademark or copyright is considered of such importance that its loss or termination would materially affect our business or financial condition.

Employees

As of October 31, 2009, we had 486 full-time employees, approximately 331 of whom were engineers. Our employees are not covered by any collective bargaining agreements and we have not experienced a work stoppage in the past six years. We believe our future success will depend in large part on our ability to continue to attract, motivate, develop and retain highly skilled and dedicated technical, marketing and management personnel.

Cyclicality

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular.

In addition, our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, such as demand for network infrastructure equipment, the timing of receipt, reduction or cancellation of significant orders, fluctuations in the levels of component inventories held by our customers, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to develop, introduce and market new products and technologies on a timely basis, the availability and cost of products from our suppliers, new product and technology introductions by competitors, intellectual property disputes, and the timing and extent of product development costs.

Available Information

We maintain an Internet website at http://www.mindspeed.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and other information related to our company, are available free of charge on this site as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission (SEC). Our Code of Business Conduct and Ethics, Guidelines on Corporate Governance and Board Committee Charters are also available on our website. We will provide reasonable quantities of paper copies of filings free of charge upon request. In addition, we will provide a copy of the Board Committee Charters to stockholders upon request. No portion of our Internet website or the information contained in or connected to the website is incorporated into this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

Our business, financial condition and operating results can be affected by a number of factors, including those listed below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Any of these risks could also materially and adversely affect our business, financial condition or the price of our common stock or other securities.

We have substantial cash requirements to fund our operations, research and development efforts and capital expenditures. Our capital resources are limited and capital needed for our business may not be available when we need it.

In fiscal 2009, we used $5.4 million cash in operating activities. Although in fiscal 2008 we generated $26.7 million in cash from operating activities, our operating activities used cash in fiscal 2009, as well as in periods prior to 2008. Our principal sources of liquidity are our existing cash balances and cash generated from product sales and sales and licensing of intellectual property. As of October 2, 2009, our cash and cash equivalents totaled $20.9 million. In November 2009, we repaid the $10.5 million outstanding balance of our 3.75% convertible senior notes, and have no other principal payments on debt due in the next 12 months. We believe that our existing sources of liquidity, along with cash expected to be generated from product sales and the sale and licensing of intellectual property and our existing line of credit with Silicon Valley Bank, will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next 12 months. However, this may not be the case. If we incur operating losses and negative cash flows in the future, we may need to further reduce our operating costs or obtain alternate sources of financing, or both. We have completed transactions that involved the issuance of equity and the issuance or incurrence of indebtedness, including credit facilities. Even after completing these transactions, we may need additional capital in the future and may not have access to additional sources of capital on favorable terms or at all. If we raise additional funds through the issuance of equity, equity-based or debt securities, such securities may have rights, preferences or privileges senior to those of our common stock and our stockholders may experience dilution of their ownership interests. In addition, there can be no assurance that we will continue to benefit from the sale or licensing of intellectual property as we have in previous periods.

We have incurred operating losses in the past and we may incur losses in future periods.

We incurred a net loss of $22.0 million in fiscal 2009. Although we generated net income of $7.2 million in fiscal 2008, we incurred losses in periods prior to fiscal 2008, we have incurred losses in fiscal 2009, and we may continue to incur losses and negative cash flows in future periods.

In order to regain and sustain profitability and positive cash flows from operations, we must further reduce operating expenses and/or increase our revenues. We have completed a series of cost reduction actions which have improved our operating cost structure, and we will continue to perform additional actions, when necessary. In the first quarter of fiscal 2010, we announced a restructuring plan. These expense reductions alone may not allow us to return to profitability, or to sustain the profitability we achieved in the fourth quarter of fiscal 2008. Our ability to achieve the necessary revenue growth to return to profitability will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises, the level of which may decrease due to general economic conditions, and uncertainty, over which we have no control. We may not be successful in achieving the necessary revenue growth or the expected expense reductions. Moreover, we may be unable to sustain past or expected future expense reductions in subsequent periods. We may not be able to regain profitability or sustain the profitability we achieved in prior periods.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address, including the cyclical nature of and volatility in the semiconductor industry. As a result, the market price of our common stock may decline.

We operate primarily in the semiconductor industry, which is cyclical and subject to rapid change and evolving industry standards. From time to time, the semiconductor industry has experienced significant downturns, such as the current downturn. These downturns are characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. These factors could cause substantial fluctuations in our revenue and in our results of operations. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of the industry or wired and wireless communications markets to fully recover from downturns could seriously impact our revenue and harm our business, financial condition and results of operations. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor industry, which could cause large fluctuations in our stock price.

Additionally, recently general worldwide economic conditions have experienced a deterioration due to credit conditions resulting from the current financial crisis affecting the banking system and financial markets and other factors, slower economic activity, concerns about inflation and deflation, volatility in energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the wired and wireless communications markets, recent international conflicts and terrorist and military activity, and the impact of natural disasters and public health emergencies. These conditions make it extremely difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they could cause U.S. and foreign businesses to further slow spending on our products and services, which would delay and lengthen sales cycles. Furthermore, during challenging economic times, our customers may face issues gaining timely access to sufficient credit or could even need to file for bankruptcy. Either of these circumstances could result in an impairment of their ability to make timely payments to us. If these circumstances were to occur, we may be required to increase our allowance for doubtful accounts and our days sales outstanding would be negatively impacted. Additionally, in periods of high volatility, semiconductor companies, being several steps removed from the end consumer in the supply chain, traditionally experience growth patterns different from those experienced by end customers. This can manifest itself in periods of growth in excess of their customers' followed by periods of under-shipment before the volatility settles down. However, given recent economic conditions, it is possible that any correlation will continue to be less predictable and will result in increased volatility in our operating results and stock price. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery worldwide, in the semiconductor industry or in the wired and wireless communications markets. If the economy or markets in which we operate do not continue at their present levels or continue to deteriorate, we may record additional charges related to restructuring costs and our business, financial condition and results of operations will likely be materially and adversely affected. Additionally, the combination of our lengthy sales cycle coupled with challenging macroeconomic conditions could have a synergistic negative impact on the results of our operations.

The price of our common stock may fluctuate significantly.

The price of our common stock is volatile and may fluctuate significantly. There can be no assurance as to the prices at which our common stock will trade or that an active trading market in our common stock will be sustained in the future. The market price at which our common stock trades may be influenced by many factors, including:

- our operating and financial performance and prospects, including our ability to regain and sustain the profitability we achieved in the fourth quarter of fiscal 2008;
- the depth and liquidity of the market for our common stock which can impact, among other things, the volatility of our stock price and the availability of market participants to borrow shares;
- investor perception of us and the industry in which we operate;
- the level of research coverage of our common stock;
- changes in earnings estimates or buy/sell recommendations by analysts;
- the issuance and sale of additional shares of common stock;
- general financial and other market conditions; and
- domestic and international economic conditions.

In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. If our common stock trades below $1.00 for 30 consecutive trading days, or if we otherwise do not meet the requirements for continued quotation on the Nasdaq Global Market (NASDAQ), our common stock could be delisted which would adversely affect the ability of investors to sell shares of our common stock and could otherwise adversely affect our business.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our revenues and operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;
- the effects of competitive pricing pressures, including decreases in average selling prices of our products;
- the gain or loss of significant customers;
- market acceptance of our products and our customers' products;
- our ability to develop, introduce, market and support new products and technologies on a timely basis;
- intellectual property disputes;
- the timing of receipt, reduction or cancellation of significant orders by customers;
- fluctuations in the levels of component inventories held by our customers and changes in our customers' inventory management practices;
- shifts in our product mix and the effect of maturing products;
- availability and cost of products from our suppliers;
- the timing and extent of product development costs;
- new product and technology introductions by us or our competitors;
- fluctuations in manufacturing yields; and
- significant warranty claims, including those not covered by our suppliers.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly or annual operating results.

The loss of one or more key customers or distributors, or the diminished demand for our products from a key customer could significantly reduce our revenues and profits.

A relatively small number of end customers and distributors have accounted for a significant portion of our revenues in any particular period. We have no long-term volume purchase commitments from our key customers. One or more of our key customers or distributors may discontinue operations as a result of consolidation, financial instability, liquidation or otherwise. Reductions, delays and cancellation of orders from our key customers or the loss of one or more key customers could significantly reduce our revenues and profits. We cannot assure you that our current customers will continue to place orders with us, that orders by existing customers will continue at current or historical levels or that we will be able to obtain orders from new customers.

We may not be able to attract and retain qualified personnel necessary for the design, development, sale and support of our products. Our success could be negatively affected if key personnel leave.

Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management, technical and support personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. We may not be able to attract and retain qualified management and other personnel necessary for the design, development, sale and support of our products.

In periods of poor operating performance, we have experienced, and may experience in the future, particular difficulty attracting and retaining key personnel. If we are not successful in assuring our employees of our financial stability and our prospects for success, our employees may seek other employment, which may materially and adversely affect our business. Moreover, our recent expense reduction and restructuring initiatives, including a series of worldwide workforce reductions, have reduced the number of our technical employees. We intend to continue to expand our international business activities including expansion of design and operations centers abroad and may have difficulty attracting and maintaining international employees. The loss of the services of one or more of our key employees, including Raouf Y. Halim, our chief executive officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

Many of our engineers are foreign nationals working in the U.S. under work visas. The visas permit qualified foreign nationals working in specialty occupations, such as certain categories of engineers, to reside in the U.S. during their employment. The number of new visas approved each year may be limited and may restrict our ability to hire additional qualified technical employees. In addition, immigration policies are subject to change, and these policies have generally become more stringent since the events of September 11, 2001. Any additional significant changes in immigration laws, rules or regulations may further restrict our ability to retain or hire technical personnel.

We are entirely dependent upon third parties for the manufacture of our products and are vulnerable to their capacity constraints during times of increasing demand for semiconductor products.

We are entirely dependent upon outside wafer fabrication facilities, known as foundries, for wafer fabrication services. Our principal suppliers of wafer fabrication services are TSMC and Jazz. We are also dependent upon third parties, including Amkor and ASE, for the assembly and testing of all of our products. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. Periods of upturns in the semiconductor industry may be characterized by rapid increases in demand and a shortage of capacity for wafer fabrication and assembly and test services.

The risks associated with our reliance on third parties for manufacturing services include:

- the lack of assured supply, potential shortages and higher prices;
- the effects of disputes or litigation involving our third-party foundries;
- increased lead times;
- limited control over delivery schedules, manufacturing yields, production costs and product quality; and
- the unavailability of, or delays in obtaining, products or access to key process technologies.

Our standard lead time, or the time required to manufacture our products (including wafer fabrication, assembly and testing) is typically 12 to 16 weeks. During periods of manufacturing capacity shortages, the foundries and other suppliers on whom we rely may devote their limited capacity to fulfill the production requirements of other clients that are larger or better financed than we are, or who have superior contractual rights to enforce the manufacture of their products, including to the exclusion of producing our products.

Additionally, if we are required to seek alternative foundries or assembly and test service providers, we would be subject to longer lead times, indeterminate delivery schedules and increased manufacturing costs, including costs to find and qualify acceptable suppliers. For example, if we choose to use a new foundry, the qualification process may take as long as six months over the standard lead time before we can begin shipping products from the new foundry. Such delays could negatively affect our relationships with our customers.

Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a "last-time buy" program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of a wafer fabrication process on which we rely may adversely affect our revenues and our customer relationships.

The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including deteriorations in general economic conditions, labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers' manufacturing facilities are located near major earthquake fault lines in the Asia-Pacific region and in California. In the event of a disruption of the operations of one or more of our suppliers, we may not have an alternate source immediately available. Such an event could cause significant delays in shipments until we are able to shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate manufacturing capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers' requirements and have a material adverse effect on our operating results.

In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience, from time to time, lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers' demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

We are subject to the risks of doing business internationally.

A significant part of our strategy involves our continued pursuit of growth opportunities in a number of international markets. We market, sell, design and service our products internationally. Products shipped to international destinations, primarily in the Asia-Pacific region and Europe, were approximately 76% of our net revenues for fiscal 2009 and 68% of our net revenues for fiscal 2008. China is a particularly important international market for us, as more than 41% of our fiscal 2009 revenue came from customers in China. In addition, we have design centers, customer support centers, and rely on suppliers, located outside the U.S., including foundries and assembly and test service providers located in the Asia-Pacific region. We intend to continue to expand our international business activities and may open other design centers and customer support centers abroad. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad which could adversely impact our international sales and could make our international operations more expensive. These include, but are not limited to, risks regarding:

- currency exchange rate fluctuations;
- local economic and political conditions;
- disruptions of capital and trading markets;
- accounts receivable collection and longer payment cycles;
- wage inflation;
- difficulties in staffing and managing foreign operations;
- potential hostilities and changes in diplomatic and trade relationships;
- restrictive governmental actions (such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);
- changes in legal or regulatory requirements;
- difficulty in obtaining distribution and support;
- the laws and policies of the U.S. and other countries affecting trade, foreign investment and loans and import or export licensing requirements;

- environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the contents of our products, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety;
- tax laws;
- limitations on our ability under local laws to protect our intellectual property;
- cultural differences in the conduct of business; and
- natural disasters, acts of terrorism and war.

Because most of our international sales are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. As we continue to shift a portion of our operations offshore, more of our expenses are incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies, such as the Euro, Japanese yen, Ukrainian hryvnia and Indian rupee, against the U.S. dollar could increase costs of our offshore operations by increasing labor and other costs that are denominated in local currencies.

From time to time we may enter into foreign currency forward exchange contracts to mitigate the risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be adversely affected by currency fluctuations.

We are subject to intense competition.

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international semiconductor manufacturers that are both larger and smaller than we are in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted, and is expected to continue to result, in declining average selling prices for our products.

Many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer, or stronger, presence in key markets;
- greater name recognition;
- more secure supply chain;
- lower cost alternatives to our products;
- access to larger customer bases; and
- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can. Moreover, we have incurred substantial operating losses and we may continue to incur losses in future periods. We believe that financial stability of suppliers is an important consideration in our customers' purchasing decisions. If our OEM customers perceive that we lack adequate financial stability, they may choose semiconductor suppliers that they believe have a stronger financial position or liquidity.

Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We may not be able to compete successfully against current and potential competitors.

Our success depends on our ability to develop competitive new products in a timely manner and keep abreast of the rapid technological changes in our market.

Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis as well as our ability to keep abreast of rapid technological changes in our markets. Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. The introduction of new technology representing a substantial advance over current technology could adversely affect demand for our existing products. Currently accepted industry standards are also subject to change, which may also contribute to the obsolescence of our products. If we are unable to develop and introduce new or enhanced products in a timely manner, our business may be adversely affected.

Successful product development and introduction depends on numerous factors, including, among others:

- our ability to anticipate customer and market requirements and changes in technology and industry standards;
- our ability to accurately define new products;
- our ability to complete development of new products, and bring our products to market, on a timely basis;
- our ability to differentiate our products from offerings of our competitors; and
- overall market acceptance of our products.

We may not have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products, particularly if we are required to take further cost reduction actions. Furthermore, we are required to evaluate expenditures for planned product development continually and to choose among alternative technologies based on our expectations of future market growth. We may be unable to develop and introduce new or enhanced products in a timely manner, our products may not satisfy customer requirements or achieve market acceptance, or we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors.

Research and development projects may experience unanticipated delays related to our internal design efforts. New product development also requires the production of photomask sets and the production and testing of sample devices. In the event we experience delays in obtaining these services from the wafer fabrication and assembly and test vendors on whom we rely, our product introductions may be delayed and our revenues and results of operations may be adversely affected.

Industry consolidation may harm our operating results.

There has been an increasing trend toward industry consolidation in our markets in recent years, particularly among major network equipment and telecommunications companies. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. While we cannot predict how consolidation in our industry will affect our customers or competitors, rapid consolidation will lead to fewer customers, with the effect that the loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants. Increased consolidation and competition for fewer customers may result in pricing pressures or a loss in market share, each of which could materially impact our business.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a substantial portion of our products through distributors, some of whom have a right to return unsold products to us. Sales to distributors accounted for approximately 46% of our revenues for fiscal 2009 and 52% of our revenues for fiscal 2008.

Because of the significant lead times for wafer fabrication and assembly and test services, we routinely purchase inventory based on estimates of end-market demand for our customers' products. End-market demand may be subject to dramatic changes and is difficult to predict. End-market demand is highly influenced by the timing and extent of carrier capital expenditures which may decrease due to general economic conditions, and uncertainty, over which we have no control. The difficulty in predicting demand may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory. Conversely, if we fail to anticipate inventory needs we may be unable to fulfill demand for our products, resulting in a loss of potential revenue.

If network infrastructure OEMs do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

Our products are not sold directly to the end-user but are components of other products. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these "design wins." Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier's semiconductors into one of its product platforms, it is more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk for the OEM. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

Our customers generally need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. These lengthy periods also increase the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development and selling, general and administrative (SG&A) expenses before we generate any revenues from new products. We may never generate the anticipated revenues if our customers cancel or change their product plans as customers may increasingly do if economic conditions continue to deteriorate.

We may be subject to claims, or we may be required to defend and indemnify customers against claims, of infringement of third-party intellectual property rights or demands that we, or our customers, license third-party technology, which could result in significant expense.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights against technologies that are important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel.

We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. If litigation or other legal process results in adverse rulings, we may be required to:

- pay substantial damages for past, present and future use of the infringing technology;
- cease the manufacture, use or sale of infringing products;

- discontinue the use of infringing technology;
- expend significant resources to develop non-infringing technology;
- pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or
- relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

In connection with the distribution from Conexant, we generally assumed responsibility for all contingent liabilities and litigation against Conexant or its subsidiaries related to our business.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. We may be required to engage in litigation to enforce or protect our intellectual property rights, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations; in particular:

- the steps we take to prevent misappropriation or infringement of our intellectual property may not be successful;
- any existing or future patents may be challenged, invalidated or circumvented; or
- the measures described above may not provide meaningful protection.

Despite the preventive measures and precautions that we take, a third party could copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. We generally enter into confidentiality agreements with our employees, consultants and strategic partners. We also try to control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization. Also, former employees may seek employment with our business partners, customers or competitors, and the confidential nature of our proprietary information may not be maintained in the course of such future employment. Further, in some countries outside the U.S., patent protection is not available or not reliably enforced. Some countries that do allow registration of patents do not provide meaningful redress for patent violations. As a result, protecting intellectual property in those countries is difficult and competitors may sell products in those countries that have functions and features that infringe on our intellectual property.

The complexity of our products may lead to errors, defects and bugs, which could subject us to significant costs or damages and adversely affect market acceptance of our products.

Although we, our customers and our suppliers rigorously test our products, our products are complex and may contain errors, defects or bugs when first introduced or as new versions are released. We have in the past experienced, and may in the future experience, errors, defects and bugs. If any of our products contain production defects or reliability, safety, quality or compatibility problems that are significant to our customers, our reputation may be damaged and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales of affected products to our customers, which could adversely affect our results of operations.

If defects or bugs are discovered after commencement of commercial production of a new product, we may be required to make significant expenditures of capital and other resources to resolve the problems. This could result in significant additional development costs and the diversion of technical and other resources from our other development efforts. We could also incur significant costs to repair or replace defective products and we could be subject to claims for damages by our customers or others against us. We could also be exposed to product liability claims or indemnification claims by our customers. These costs or damages could have a material adverse effect on our financial condition and results of operations.

We may make business acquisitions or investments, which involve significant risk.

We may, from time to time, make acquisitions, enter into alliances or make investments in other businesses to complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, any such transactions could result in:

- issuances of equity securities dilutive to our existing stockholders;
- substantial cash payments;
- the incurrence of substantial debt and assumption of unknown liabilities;
- large one-time write-offs;
- amortization expenses related to intangible assets;
- ability to use our net operating loss carryforwards;
- the diversion of management's attention from other business concerns; and
- the potential loss of key employees, customers and suppliers of the acquired business.

Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees, customers and suppliers, and ultimately may not be successful. The benefits or synergies we may expect from the acquisition of complementary or supplementary businesses may not be realized to the extent or in the time frame we initially anticipate.

Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. If such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

As of October 2, 2009, we had net operating loss carryforwards of approximately $651.2 million for federal income tax purposes. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be significantly limited. An ownership change is generally defined as a greater than 50% change in equity ownership by value over a three-year period. In August 2009, our board of directors adopted a shareholder rights agreement that is designed to help preserve our ability to utilize fully certain tax assets primarily associated with net operating loss carryforwards under Section 382 of the Internal Revenue Code. Even with this rights agreement in place, we may experience an ownership change in the future as a result of shifts in our stock ownership, including upon the issuance of our common stock, the exercise of stock options or warrants or as a result of any conversion of our convertible notes into shares of our common stock, among other things. If we were to trigger an ownership change in the future, our ability to use any net operating loss carryforwards existing at that time could be significantly limited.

Our results of operations could vary as a result of the methods, estimates and judgments we use in applying our accounting policies.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations (see "Critical Accounting Policies and Estimates" in Part I, Item 7 of this Annual Report on Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and changes in rule making by various regulatory bodies. Factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Substantial sales of the shares of our common stock issuable upon conversion of our convertible senior notes or exercise of the warrant issued to Conexant could adversely affect our stock price or our ability to raise additional financing in the public capital markets.

Conexant holds a warrant to acquire approximately 6.1 million shares of our common stock at a price of $16.74 per share (adjusted to reflect a change in the number of shares and exercise price, which resulted from our common stock offering completed in the fourth quarter of fiscal 2009), exercisable through June 27, 2013, representing approximately 16% of our outstanding common stock on a fully diluted basis. The warrant may be transferred or sold in whole or part at any time. If Conexant sells the warrant or if Conexant or a transferee of the warrant exercises the warrant and sells a substantial number of shares of our common stock in the future, or if investors perceive that these sales may occur, the market price of our common stock could decline or market demand for our common stock could be sharply reduced. After repayment of the remaining $10.5 million of 3.75% convertible senior notes due in November 2009, we have $15.0 million aggregate principal amount of convertible senior notes outstanding. These notes are convertible at any time, at the option of the holder, into a total of approximately 3.2 million shares of common stock. The conversion of the notes and subsequent sale of a substantial number of shares of our common stock could also adversely affect demand for, and the market price of, our common stock. Each of these transactions could adversely affect our ability to raise additional financing by issuing equity or equity-based securities in the public capital markets.

Antidilution and other provisions in the warrant issued to Conexant may also adversely affect our stock price or our ability to raise additional financing.

The warrant issued to Conexant contains antidilution provisions that provide for adjustment of the warrant's exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrant) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrant pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

Moreover, we may not realize any cash proceeds from the exercise of the warrant held by Conexant. A holder of the warrant may opt for a cashless exercise of all or part of the warrant. In a cashless exercise, the holder of the warrant would make no cash payment to us, and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrant over the exercise price of the warrant. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Some of our directors and executive officers may have potential conflicts of interest because of their positions with Conexant or their ownership of Conexant common stock.

Some of our directors are Conexant directors. Several of our directors and executive officers own Conexant common stock and hold options to purchase Conexant common stock. Service on our board of directors and as a director or officer of Conexant, or ownership of Conexant common stock by our directors and executive officers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Conexant. For example, potential conflicts could arise in connection with decisions involving the warrant to purchase our common stock issued to Conexant, or with respect to other agreements made between us and Conexant in connection with the distribution.

Our restated certificate of incorporation includes provisions relating to the allocation of business opportunities that may be suitable for both us and Conexant based on the relationship to the companies of the individual to whom the opportunity is presented and the method by which it was presented and also includes provisions limiting challenges to the enforceability of contracts between us and Conexant.

We may have difficulty resolving any potential conflicts of interest with Conexant, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.

Provisions in our organizational documents and stockholders rights agreements and Delaware law will make it more difficult for someone to acquire control of us.

Our restated certificate of incorporation, our amended and restated bylaws, our stockholders rights agreements and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and amended and restated bylaws include provisions such as:

- the division of our board of directors into three classes to be elected on a staggered basis, one class each year;
- the exclusive responsibility of the board of directors to fill vacancies on the board of directors;
- the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;
- a prohibition on stockholder action by written consent;
- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;
- a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or amended and restated bylaws;
- elimination of the right of stockholders to call a special meeting of stockholders; and
- a fair price provision.

Our stockholders rights agreements give our stockholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

In addition to the stockholders rights agreements and the provisions in our restated certificate of incorporation and amended and restated bylaws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

At October 31, 2009, we occupied our headquarters located in Newport Beach, California (which includes design and sales offices), 10 design centers and nine sales locations. These facilities had an aggregate floor space of approximately 186,000 square feet, all of which is leased, consisting of approximately 107,000 square feet at our headquarters, 57,000 square feet at our design centers and 22,000 square feet at our sales locations. We believe our properties are well maintained, are in sound operating condition and contain all the equipment and facilities to operate at present levels.

Through our design centers, we provide design engineering and product application support and after-sales service to our OEM customers. The design centers are strategically located to take advantage of key technical and engineering talent worldwide.

Item 3. ***Legal Proceedings***

We are currently not engaged in legal proceedings that require disclosure under this Item.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our stockholders during the quarter ended October 2, 2009.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is traded on the Nasdaq Global Market under the symbol "MSPD." The following table lists the high and low closing sales price of our common stock as reported by the Nasdaq Global Market for the periods indicated.

	High	Low
Fiscal 2008		
Quarter ended December 28, 2007	$9.20	$5.65
Quarter ended March 28, 2008	$6.10	$2.40
Quarter ended June 27, 2008	$4.75	$2.35
Quarter ended October 3, 2008	$4.40	$2.08
Fiscal 2009		
Quarter ended January 2, 2009	$1.95	$0.56
Quarter ended April 3, 2009	$1.63	$0.71
Quarter ended July 3, 2009	$2.39	$1.61
Quarter ended October 2, 2009	$3.06	$1.96

Recent Share Prices and Holders

The last reported sale price of our common stock on November 23, 2009 was $4.56 and there were approximately 29,541 holders of record of our common stock. However, many holders' shares are listed under their brokerage firms' names.

Dividend Policy

We have never paid cash dividends on our capital stock. We currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. Our current revolving credit facility restricts our ability to pay cash dividends on our common stock without the lender's consent. Our future dividend policy will depend on our earnings, capital requirements and financial condition, as well as requirements of our financing agreements and other factors that our board of directors considers relevant.

Use of Proceeds from Sale of Registered Securities

In August 2009, we issued and sold 4,750,000 shares of our common stock at a public offering price of $2.05 per share. We received approximately $8.9 million in net proceeds from this offering. On November 17, 2009, the full amount of the net proceeds was applied to the repayment of the remaining $10.5 million outstanding under our 3.75% convertible senior notes.

Item 6. *Selected Financial Data*

The selected consolidated financial data presented below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. Our consolidated selected financial data have been derived from our audited consolidated financial statements.

	Oct. 2, 2009	Oct. 3, 2008	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues:					
Products	$121,552	$144,349	$125,805	$135,919	$111,777
Intellectual Property	5,000	16,350	2,000	—	—
Total net revenues	126,552	160,699	127,805	135,919	111,777
Cost of goods sold (including impairments and other charges of $3,667 in fiscal 2009)	49,981	47,625	42,334	43,592	33,704
Gross margin	76,571	113,074	85,471	92,327	78,073
Operating expenses:					
Research and development	50,650	56,217	57,447	64,104	71,355
Selling, general and administrative	41,582	46,984	43,385	46,970	41,871
Amortization of intangible assets	—	—	—	—	20,481
Special charges(1)	6,896	211	4,724	2,550	5,999
Total operating expenses	99,128	103,412	105,556	113,624	139,706
Operating (loss)/income	(22,557)	9,662	(20,085)	(21,297)	(61,633)
Interest expense	(1,803)	(2,360)	(2,240)	(2,231)	(1,788)
Other income, net	2,811	544	522	863	1,162
(Loss)/income before income taxes	(21,549)	7,846	(21,803)	(22,665)	(62,259)
Provision for income taxes	482	611	111	1,849	370
Net (loss)/income	$(22,031)	$ 7,235	$(21,914)	$(24,514)	$(62,629)
(Loss)/income per share:					
(Loss)/income per share, basic	$ (0.91)	$ 0.31	$ (0.99)	$ (1.16)	$ (3.06)
(Loss)/income per share, diluted	$ (0.91)	$ 0.31	$ (0.99)	$ (1.16)	$ (3.06)
Shares used in computation of net (loss)/ income per share, in thousands:					
Basic	24,156	23,046	22,156	21,107	20,438
Diluted	24,156	23,202	22,156	21,107	20,438

	Oct. 2, 2009	Oct. 3, 2008	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
	(In thousands)				
Balance Sheet Data					
Cash and cash equivalents	$20,891	$ 43,033	$25,796	$29,976	$ 15,335
Marketable securities	—	—	—	11,260	40,094
Working capital	14,086	50,277	35,814	50,880	59,332
Total assets	62,560	100,604	82,079	96,542	105,504
Long-term debt	15,000	45,648	45,037	44,618	44,219
Stockholders' equity	17,265	27,958	14,246	23,476	33,826

(1) Special charges consist of asset impairments and restructuring charges.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We design, develop and sell semiconductor solutions for communications applications in the wireline and wireless network infrastructure, which includes today's separate but interrelated and converging enterprise, broadband access, metropolitan and wide area networks. Our products are classified into three focused product families. Our multiservice access DSP products include ultra-low-power multi-core DSP system-on-a-chip products for carrier-class triple-play edge gateways, metro trunking gateways and Voice-over-IP (VoIP) and multi-play service platforms in the carrier infrastructure. Our products are also used in broadband customer-premises equipment gateways and other equipment that carriers are deploying in order to deliver voice, data and video services to residential subscribers. Our high-performance analog (HPA) products, including high-density crosspoint switches, optical drivers and other devices, plus timing, equalization and signal-conditioning solutions for next-generation fiber access networks including ethernet passive optical networking equipment. Our HPA technology also helps address switching, timing and signal-conditioning challenges being used in enterprise storage equipment, and is helping to drive the broadcast-video network transition to 3G high-definition transmission. Our wide area networks (WAN) communications products, which include a broad portfolio for legacy requirements in the existing circuit-switched network, as well as emerging 3G wireless backhaul applications.

Our products are sold to OEMs for use in a variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, digital loop carrier equipment, IP private branch exchanges, optical modules, broadcast video systems and wireless base station equipment. Service providers use this equipment for:

- packet processing in high-speed multi-service access applications including advanced VoIP and triple-play (voice, data and video) service delivery;
- high-speed analog transmission and switching for next-generation optical networking, enterprise storage and broadcast video transmission applications with difficult switching, timing and synchronization requirements; and
- WAN communications over the public switched telephone network, which furnishes much of the Internet's underlying long-distance infrastructure.

Our customers include Alcatel-Lucent, Cisco Systems, Inc., Huawei Technologies Co. Ltd., LM Ericsson Telephone Company, Nokia Siemens Networks, Nortel Networks, Inc. and Zhongxing Telecom Equipment Corp..

Trends and Factors Affecting Our Business

Our products are components of network infrastructure equipment. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. These "design wins" are an integral part of the long sales cycle for our products. Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our products during development of their products, enhance our ability to obtain design wins and encourage adoption of our technology by the industry. We believe our diverse portfolio of semiconductor solutions has us well positioned to capitalize on some of the most significant trends in telecommunications spending, including: next generation network convergence; VoIP/fiber access deployment in developing and developed markets; 3G wireless infrastructure build-out; and the migration of broadcast video to high definition.

We market and sell our semiconductor products directly to network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, who manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 46% of our revenues for fiscal 2009. Our revenue is well diversified globally, with 71% of fiscal 2009 revenue coming from outside of the Americas. We believe a portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region is ultimately shipped to end markets in the Americas and Europe. We are particularly leveraged in China, where fiber deployments are being rolled out by the country's major telecommunications carriers. Through our OEM customers, we have started shipping into the fiber-to-the-building (FTTB) deployments of China Telecom and China Unicom. In the fourth quarter of fiscal 2009, 39% of our revenue was derived from China.

We have significant research, development, engineering and product design capabilities. Our success depends to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made, and plan to make, substantial investments in research and development and to participate in the formulation of industry standards. We spent approximately $50.7 million on research and development in fiscal 2009. We seek to maximize our return on our research and development spending by focusing our research and development investment in what we believe are key growth markets, including VoIP and other high-bandwidth multi-service access applications, plus high-performance analog applications, such as optical networking and broadcast-video transmission, and wireless infrastructure solutions for base station processing and backhaul applications. We have developed and maintain a broad intellectual property portfolio, and we intend to periodically enter into strategic arrangements to leverage our portfolio by licensing or selling our patents. We recognized our first revenues from the sale of patents during the fourth quarter of fiscal 2007 and continued to recognize patent-related revenues in fiscal 2009. We anticipate continuing this intellectual property strategy in future periods.

We are dependent upon third parties for the development, manufacturing, assembly and testing of our products. Our ability to bring new products to market, to fulfill orders and to achieve long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer fabrication capacity. Periods of upturn in the semiconductor industry may be characterized by rapid increases in demand and a shortage of capacity for wafer fabrication and assembly and test services. In such periods, we may experience longer lead times or indeterminate delivery schedules, which may adversely affect our ability to fulfill orders for our products. During periods of capacity shortages for manufacturing, assembly and testing services, our primary foundries and other suppliers may devote their limited capacity to fulfill the requirements of other clients that are larger than we are, or who have superior contractual rights to enforce manufacture of their products, including to the exclusion of producing our products. We may also incur increased manufacturing costs, including costs of finding acceptable alternative foundries or assembly and test service providers. In order to achieve sustained profitability and positive cash flows from operations, we may need to further reduce operating expenses and/or increase our revenues. We have completed a series of cost reduction actions which have improved our operating cost structure, and we will continue to perform additional actions, when necessary. In the first quarter of fiscal 2010, we announced a new restructuring plan. We anticipate incurring special charges of between approximately $900,000 and $1.0 million dollars during the first quarter of fiscal 2010, associated with a facilities consolidation as well as severance costs for affected employees. We expect to realize the full benefit of these reductions beginning in the fiscal 2010 second quarter. However, we intend to reinvest substantially all of such cost savings back into our research and development programs. Consequently, we do not expect that the 2010 restructuring plan will result in a long-term reduction in our operating expenses.

Our ability to achieve revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers the level of which may decrease due to general economic conditions and uncertainty, over which we have no control. We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects due to increasing demand for network capacity, the continued upgrading and expansion of existing networks and the build-out of telecommunication networks in developing countries. However, the semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. In addition, there has been an increasing trend toward industry consolidation, particularly among major network equipment and telecommunications companies. Consolidation in the industry may lead to pricing pressure and loss of market share. These factors have caused substantial fluctuations in our revenues and our results of operations in the past, and we may experience cyclical fluctuations in our business in the future.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to inventories, revenue recognition, allowances for doubtful accounts, stock-based compensation, income taxes and impairment of long-lived assets. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

Inventories — We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand (generally over 12 months). Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

Our products are used by OEMs that have designed our products into network infrastructure equipment. For many of our products, we gain these design wins through a lengthy sales cycle, which often includes providing technical support to the OEM customer. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. When the quantities of inventory on hand exceed foreseeable demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the estimated realizable value of such inventories to us is generally zero.

We base our assessment of the recoverability of our inventories, and the amounts of any write-downs, on currently available information and assumptions about future demand and market conditions. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Stock-Based Compensation — We account for stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. The fair value of restricted stock awards is based upon the market price of our common stock at the grant date. We estimate the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires that we make a number of estimates, including the expected option term, the expected volatility in the price of our common stock, the risk-free rate of interest and the dividend yield on our common stock. If our expected option term and stock-price volatility assumptions were different, the resulting determination of the fair value of stock option awards could be materially different. In addition, judgment is also required in estimating the number of share-based awards that we expect will ultimately vest upon the fulfillment of service conditions (such as time-based vesting) or the achievement of specific performance conditions. If the actual number of awards that ultimately vest differs significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted. We classify compensation expense related to these awards in our consolidated statement of operations based on the department to which the recipient reports.

Revenue Recognition — Our products are often integrated with software that is essential to the functionality of the equipment. Additionally, we provide unspecified software upgrades and enhancements through our maintenance contracts for many of our products. Accordingly, we account for revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 985-605, Software Revenue Recognition, or ASC 985-605, and all related interpretations. For sales of products where software not included or is incidental to the equipment, we apply the provisions of Accounting Standards Codification 605, Revenue Recognition, or ASC 605, and all related interpretations.

We generate revenues from direct product sales, sales to distributors, maintenance contracts, development agreements and the sale and license of intellectual property. We recognize revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) our price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed. Advanced services revenue is recognized upon delivery or completion of performance.

We recognize revenues on products shipped directly to customers at the time the products are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement, and the four above mentioned revenue recognition criteria are met.

We recognize revenues on sales to distributors based on the rights granted to these distributors in our distribution agreements. We have certain distributors who have been granted return rights and receive credits for changes in selling prices to end customers, the magnitude of which is not known at the time products are shipped to the distributor. The return rights granted to these distributors consist of limited stock rotation rights, which allow them to rotate up to 10% of the products in their inventory twice a year, as well as certain product return rights if the applicable distribution agreement is terminated. These distributors also receive price concessions because they resell our products to end customers at various negotiated price points which vary by end customer, product, quantity, geography and competitive pricing environments. When a distributor's resale is priced at a discount from the distributor's invoice price, we credit back to the distributor a portion of the distributor's original purchase price after the resale transaction is complete. Thus, a portion of the "Deferred income on sales to distributors" balance will be credited back to the distributor in the future. Under these agreements, we defer recognition of revenue until the products are resold by the distributor, at which time our final net sales price is fixed and the distributor's right to return the products expires. At the time of shipment to these distributors, (i) we record a trade receivable at the invoiced selling price because there is a legally enforceable obligation from the distributor to pay us currently for product delivered, (ii) we relieve inventory for the carrying value of products shipped because legal title has passed to the distributor, and (iii) we record deferred revenue and deferred cost of inventory under the "Deferred income on sales to distributors" caption in the liability section of our consolidated balance sheets. We evaluate the deferred cost of inventory component of this account for possible impairment by considering potential obsolescence of products that might be returned to us and by considering the potential of resale prices of these products being below our cost. By reviewing deferred inventory costs in the manners discussed above, we ensure that any portion of deferred inventory costs that are not recoverable from future contractual revenue are charged to cost of sales as an expense. "Deferred income on sales to distributors" effectively represents the gross margin on sales to distributors, however, the amount of gross margin we recognize in future periods may be less than the originally recorded deferred income as a result of negotiated price concessions. In recent years, such concessions have exceeded 30% of list price on average. For detail of this account balance, see Note 3 to our consolidated financial statements.

We recognize revenues from other distributors at the time of shipment and when title and risk of loss transfer to the distributor, in accordance with the terms specified in the arrangement, and when the four above mentioned revenue recognition criteria are met. These distributors may also be given business terms to return a portion of inventory, however they do not receive credits for changes in selling prices to end customers. At the time of shipment, product prices are fixed and determinable and the amount of future returns can be reasonably estimated and accrued.

Revenue from the sale and license of intellectual property is recognized when the above mentioned four revenue recognition criteria are met. Development revenue is recognized when services are performed and customer acceptance has been received and was not significant for any of the periods presented.

Deferred Income Taxes and Uncertain Tax Positions — We have provided a full valuation allowance against our U.S federal and state deferred tax assets. If sufficient evidence of our ability to generate future U.S federal and/or state taxable income becomes apparent, we may be required to reduce our valuation allowance, resulting in income tax benefits in our statement of operations. We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance quarterly. In July 2006, the FASB issued interpretations that clarify the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Accounting Standards Codification 740, Income Taxes, or ASC 740 and prescribe a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under the new interpretations, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the new interpretations provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Impairment of Long-Lived Assets — We regularly monitor and review long-lived assets, including fixed assets, goodwill and intangible assets, for impairment including whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of the undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. We recorded asset impairment charges on certain long-lived assets totaling $5.5 million in the second quarter of fiscal 2009. For further information on these asset impairments see Notes 13 and 14 to our consolidated financial statements.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, established the Accounting Standards Codification, or Codification, as the source of authoritative GAAP recognized by the FASB. The Codification is effective in the first interim and annual periods ending after September 15, 2009 and had no effect on our consolidated financial statements.

In September 2006, the FASB issued provisions under Accounting Standards Codification 820-10, Fair Value Measurements and Disclosures, or ASC 820-10, in order to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. The new provisions emphasize that fair value is market-based measurement, not an entity-specific measurement. They also clarify the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop measurements, and the effect of certain measurements on earnings for the period. The provisions issued in September 2006 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and are applied on a prospective basis. In February 2008, the FASB released additional provisions under ASC 820-10 which delayed the effective date of the September 2006 provisions for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB issued more provisions under ASC 820-10, which clarify the application of the September 2006 provisions in a market that is not active. On October 4, 2008, we adopted the September 2006 provisions for financial assets and liabilities recognized or disclosed at fair value on a recurring and non-recurring basis and the October 2008 provisions. Consistent with the February 2008 updates, we elected to defer the adoption of the September 2006 provisions for non-financial assets and liabilities measured at fair value on a non-recurring basis until October 3, 2009. The adoption of ASC 820-10 for non-financial assets and liabilities is not expected to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued provisions under Accounting Standard Codification 825, Financial Instruments, that provide companies with an option to report selected financial assets and liabilities at fair value.

The standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a company's choice to use fair value on its earnings. It also requires a company to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new standard does not eliminate disclosure requirements included in other accounting standards. On October 4, 2008, we adopted this new standard but did not elect the fair value option for any additional financial assets or liabilities that we held at that date.

In June 2007, the FASB issued provisions under Accounting Standards Codification 730, Research & Development, relating to the accounting for non-refundable advanced payments for goods or services to be used in future research and development activities. The new provisions require that these payments be deferred and capitalized and expensed as goods are delivered or as the related services are performed. On October 4, 2008, we adopted these provisions. The adoption did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued three related accounting provisions: (i) Accounting Standards Codification 820-10-65, Fair Value Measurements and Disclosures — Transition and Open Effective Date Information, or ASC 820-10-65, (ii) Accounting Standards Codification 320-10-65, Investments — Debt and Equity Securities — Transition and Open Effective Date Information, or ASC 320-10-65, and (iii) Accounting Standards Codification 825-10-65, Financial Instruments — Transition and Open Effective Date Information, or ASC 825-10-65, which will be effective for interim and annual periods ending after June 15, 2009. ASC 820-10-65 provides guidance on how to determine the fair value of assets and liabilities in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If we were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and we may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. ASC 320-10-65 modifies the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. ASC 825-10-65 enhances the disclosure of relevant instruments for both interim and annual periods. The adoption of these provisions did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued Accounting Standards Codification 855-10, Subsequent Events, which defined the period after the balance sheet date during which a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements and the circumstances under which a company shall recognize events or transactions occurring after the balance sheet date in its financial statements. This standard also requires a company to disclose the date through which subsequent events have been evaluated for recognition or disclosure in the financial statements. We reflected the recognition and disclosure requirements of this standard in this Annual Report on Form 10-K.

In December 2007, the FASB issued provisions under Accounting Standards Codification 805, Business Combinations, or ASC 805, which established principles and requirements for the acquirer of a business to recognize and measure in its financial statements the identifiable assets (including in-process research and development and defensive assets) acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. Prior to the adoption of ASC 805, in-process research and development costs were immediately expensed and acquisition costs were capitalized. Under ASC 805, all acquisition costs are expensed as incurred. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB updated ASC 805 to amend the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. This update also eliminates the distinction between contractual and non-contractual contingencies. ASC 805 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We will be required to adopt ASC 805 in the first quarter of fiscal 2010. We expect ASC 805 will have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date.

In September 2009, the Emerging Issues Task Force reached a consensus on Accounting Standards Update, or ASU, 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements, or ASU 2009-13 and ASU 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements, or ASU 2009-14. ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: i) vendor specific objective evidence (VSOE) of fair value or ii) third-party evidence (TPE) before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact that the adoption of these ASUs will have on our consolidated financial statements.

Results of Operations

Net Revenues

Fiscal 2009 Compared to Fiscal 2008; Fiscal 2008 Compared to Fiscal 2007

The following table summarizes our net revenues:

	2009	Change	2008	Change	2007
		(Dollars in millions)			
Multiservice access DSP products	$ 49.5	2%	$ 48.4	41%	$ 34.3
High-performance analog products	39.1	(7)%	41.9	12%	37.5
WAN communications products	33.0	(39)%	54.0	0%	54.0
Intellectual property	5.0	(70)%	16.4	720%	2.0
Net revenues	$126.6	(21)%	$160.7	26%	$127.8

The 21% decrease in our net revenues for fiscal 2009 compared to fiscal 2008 reflects declines in two of our product families, with the largest decrease in demand occurring in our WAN communications products, as well as a decrease in revenues from the sale and licensing of intellectual property. These declines were partially offset by an increase in revenues in our multiservice access DSP products. Net revenues from our multiservice access DSP products increased $1.1 million, or 2%, mainly reflecting an increase in shipments for fiber-to-the-building (FTTB) deployments, particularly in Asia, partially offset by decreased demand at one of our large strategic North American customers. We are experiencing increased sales volumes of our VoIP product families as telecommunication service providers install equipment to transmit their voice traffic over IP data networks. We believe we are benefiting from the deployment of IP-based networks both in new network buildouts and the replacement of circuit-switched networks. Net revenues from our high-performance analog products decreased $2.8 million, or 7%, when comparing fiscal 2009 to fiscal 2008. Within high-performance analog, we are experiencing a benefit from increased demand for our crosspoint switches, which are used in telecommunications applications. This benefit was offset by weak economic conditions affecting our physical media devices, which are used in infrastructure equipment for fiber-to-the-premise deployments, metropolitan area networks and wide area networks. Net revenues from our WAN communications products decreased $21.0 million, or 39%, mainly reflecting a dramatic decrease in demand due to weak economic conditions, particularly in North America and Europe. This decrease in demand was primarily in our ATM/MPLS network processor products, our T/E carrier transmission products and our Carrier Ethernet products.

The 26% increase in our net revenues for fiscal 2008 compared to fiscal 2007 was driven by an increase in revenues from the sale and licensing of intellectual property, as well as an increase in product sales. During fiscal 2008, we recognized $16.4 million from the sale and licensing of patents compared to $2.0 million in fiscal 2007. The remaining $18.5 million of the increase in revenues represents higher product shipments in our multiservice access DSP and high-performance analog product families. Net revenues from our multiservice access DSP products increased $14.1 million, or 41%, reflecting a combination of increased sales volumes across our newer VoIP product families, including our multiservice access carrier products for FTTB deployments, particularly in Asia. We believe we benefitted from the increasing deployment of IP-based networks both in new network buildouts worldwide and the replacement of circuit-switched networks. Net revenues from our high-performance analog products increased $4.4 million, or 12%, reflecting a benefit from increased demand for our switching and signal conditioning products. Net revenues from our WAN communications products did not change in fiscal 2008 when compared to fiscal 2007.

Gross Margin

	2009	Change	2008	Change	2007
			(Dollars in millions)		
Gross margin	$76.6	(32)%	$113.1	32%	$85.5
Percent of net revenues	61%		70%		67%

Gross margin represents net revenues less cost of goods sold. As a fabless semiconductor company, we use third parties (including TSMC, Amkor and ASE) for wafer fabrication and assembly and test services. Our cost of goods sold consists predominantly of: purchased finished wafers; assembly and test services; royalty and other intellectual property costs; labor and overhead costs associated with supply chain management; engineering expenses pertaining to products sold; and any applicable asset impairment charges.

Our gross margin for fiscal 2009 decreased $36.5 million from fiscal 2008, principally reflecting a decrease in revenues, as well as asset impairment charges recorded in the second quarter of 2009. Our 2009 product sales decreased $22.8 million, or 16%, compared to 2008 and our sale or licensing of intellectual property decreased $11.4 million, or 70%. The decrease in our gross margin as a percent of net revenues for fiscal 2009 compared to fiscal 2008 is primarily due to the drop in revenues from the sale or licensing of intellectual property, which have little associated cost, as well as product mix changes and reduced levels of overhead absorption caused by a lower level of product sales in 2009. The decrease in gross margin in fiscal 2009 was also impacted by asset impairment charges of $3.7 million recorded in fiscal 2009. Asset impairments consisted of $2.4 million related to the write-down of the carrying value of technology developed by Ample Communications, a $1.1 million write-down of Ample Communications related inventory, and an approximate $300,000 write-down of certain manufacturing related fixed assets. Gross margin as a percent of net revenues for fiscal 2009 includes an approximate 3% effect from these asset impairments.

Our gross margin for fiscal 2008 increased $27.6 million from fiscal 2007. $14.3 million of this increase in gross margin was due to an increase in intellectual property sales with associated revenues growing from $2.0 million in fiscal 2007 to $16.4 million in fiscal 2008. Additionally, our gross margin for fiscal 2008 increased as a result of increased product sales. Our gross margin as a percent of net revenues for fiscal 2008 increased 3% from fiscal 2007 primarily as a result of this increase in intellectual property revenues, which have little associated cost.

Our gross margin benefited from the sale of inventories with an original cost of $1.5 million (fiscal 2009), $1.6 million (fiscal 2008), and $4.0 million (fiscal 2007) that we had written down to a zero cost basis during fiscal 2001. These sales resulted from renewed demand for certain products that was not anticipated at the time of the write-downs. The previously written-down inventories were generally sold at prices which exceeded their original cost. As of October 2, 2009, we continued to hold inventories with an original cost of $3.8 million which were previously written down to a zero cost basis. We currently intend to hold these remaining inventories and will sell these inventories if we continue to experience a renewed demand for these products. While there can be no assurance that we will be able to do so, if we are able to sell a portion of the inventories which are carried at zero cost basis, our gross margin will be favorably affected by an amount equal to the original cost of the zero-cost basis inventory sold. To the extent that we do not experience renewed demand for the remaining inventories, they will be scrapped as they become obsolete.

Research and Development

	2009	Change	2008	Change	2007
		(Dollars in millions)			
Research and development expenses	$50.7	(10)%	$56.2	(2)%	$57.4
Percent of net revenues	40%		35%		45%

Our research and development (R&D) expenses consist principally of direct personnel costs, photomasks, electronic design automation tools and pre-production evaluation and test costs. The $5.5 million decrease in R&D expenses for fiscal 2009 compared to fiscal 2008 is primarily driven by a $4.5 million decrease in compensation and personnel-related costs mainly due to a focused effort to reduce costs associated with our workforce, including headcount reductions associated with our restructuring activities. In addition, R&D expense in fiscal 2008 included $817,000 related to severance benefits payable to certain former employees as a result of organizational changes, which were not incurred in fiscal 2009.

The $1.2 million decrease in R&D expenses for fiscal 2008 compared to fiscal 2007 principally reflects a $1.1 million decrease in depreciation expense, principally resulting from certain assets reaching the end of their depreciable lives. In addition, the decrease in R&D expenses reflects a $604,000 decrease in compensation and personnel-related costs, resulting from our expense reduction actions and a $587,000 decrease in the cost of our facilities. These decreases in R&D were partially offset by an $817,000 increase in employee separation costs which consist of severance benefits payable to certain former employees as a result of organizational changes.

Selling, General and Administrative

	2009	Change	2008	Change	2007
		(Dollars in millions)			
Selling, general and administrative expenses	$41.6	(11)%	$47.0	8%	$43.4
Percent of net revenues	33%		29%		34%

Our selling, general and administrative (SG&A) expenses include personnel costs, independent sales representative commissions, product marketing, applications engineering and other marketing costs. Our SG&A expenses also include costs of corporate functions including accounting, finance, legal, human resources, information systems and communications. The $5.4 million decrease in our SG&A expenses in fiscal 2009 compared to fiscal 2008 reflects a $2.0 million decrease in compensation and personnel-related costs, including stock compensation expense mainly due to a focused effort to reduce costs associated with our workforce, including headcount reductions associated with our restructuring activities. In addition, SG&A expense decreased $1.2 million as a result of decreased spending on professional fees in fiscal 2009 and a $761,000 decrease in commissions paid to our sales representatives. In addition, SG&A expense decreased $571,000 in fiscal 2009 due to a decrease in expenses incurred related to severance benefits payable to former officers and employees.

The $3.6 million increase in our SG&A expenses for fiscal 2008 compared to fiscal 2007 reflects an increase of $294,000 in labor and benefits, including stock compensation, due to an increase in the cost of benefits offered to our employees, as well as $931,000 in employee separation costs which consist of severance benefits payable to certain former employees as a result of organizational changes. Additionally, we experienced a $1.7 million increase in professional fees. The increase in professional fees is primarily due to expenses incurred in conjunction with business development activities and effecting a reverse stock split.

Special Charges

Special charges consist of the following:

	2009	2008	2007
	(Dollars in millions)		
Asset impairments	$2.9	$—	$—
Restructuring charges	4.0	0.2	4.7
Total special charges	$6.9	$0.2	$4.7

Asset Impairments

During fiscal 2009, we recorded asset impairment charges of $2.9 million. Included in this amount are asset impairment charges of approximately $500,000 related to software and property and equipment that we determined to abandon or scrap, as well as asset impairment charges of $2.4 million to write-down the carrying value of goodwill related to our acquisition of certain assets of Ample Communications. In the second quarter of fiscal 2009, our Ample reporting unit experienced a severe decline in sales and profitability due to a significant decline in demand that we believe was a result of the downturn in global economic conditions, as well as a bankruptcy filed by the reporting unit's most significant customer. The drop in market demand resulted in significant declines in unit sales. Due to these market and economic conditions, our Ample reporting unit experienced a significant decline in market value. As a result, we concluded that there were sufficient factual circumstances for interim impairment analyses. Accordingly, in the second quarter of fiscal 2009, we performed a goodwill impairment assessment. Based on the results of our assessment of goodwill for impairment, we determined that the carrying value of the Ample reporting unit exceeded its estimated fair value. Therefore, we performed a second step of the impairment test to estimate the implied fair value of goodwill. The required analysis indicated that there would be no remaining implied value attributable to goodwill in the Ample reporting unit and we impaired the entire goodwill balance of $2.4 million.

Restructuring Charges

Mindspeed Second Quarter Fiscal 2009 Restructuring Plan — In the second quarter of fiscal 2009, we announced the implementation of cost reduction measures with most of the savings expected to be derived from focused reductions in the areas of sales, general and administrative and wide area networking communication spending, including the closure of our Dubai facility. During fiscal 2009, we incurred special charges of $1.1 million in connection with this restructuring, primarily related to severance costs for affected employees. As of the end of fiscal 2009, this restructuring plan was complete and we do not expect to incur significant additional costs related to this restructuring plan in future periods.

Activity and liability balances related to our second quarter fiscal 2009 restructuring plan through October 2, 2009 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$1,047	$ 87	$1,134
Cash payments	(969)	—	(969)
Non-cash charges	—	(87)	(87)
Restructuring balance, October 2, 2009	$ 78	$ —	$ 78

The remaining accrued restructuring balance principally represents employee severance benefits. We expect to pay these obligations over their respective terms, which expire at various dates through fiscal 2010.

Mindspeed First Quarter Fiscal 2009 Restructuring Plan — During the first quarter of fiscal 2009, we implemented a restructuring plan under which we reduced our workforce by approximately 6%. In connection with this reduction in workforce we recorded a charge of $2.4 million for severance benefits payable to the affected employees. In December 2008, we vacated approximately 70% of our Massachusetts facility and recorded a charge related to contractual obligations on this space of approximately $400,000. As of the end of fiscal 2009, this restructuring plan was complete and we do not expect to incur significant additional costs related to this restructuring plan in future periods.

Activity and liability balances related to our first quarter fiscal 2009 restructuring plan through October 2, 2009 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 2,405	$ 368	$ 2,773
Cash payments	(2,115)	(190)	(2,305)
Non-cash charges	(3)	(92)	(95)
Restructuring balance, October 2, 2009	$ 287	$ 86	$ 373

The remaining accrued restructuring balance principally represents obligations under non-cancelable leases, employee severance benefits and other contractual commitments. We expect to pay these obligations over their respective terms, which expire at various dates through fiscal 2011.

Mindspeed Restructuring Plans — In fiscal 2006 and 2007, we implemented a number of cost reduction initiatives to improve our operating cost structure. These cost reduction initiatives included workforce reductions, significant reductions in capital spending and the consolidation of certain facilities. Activity under these initiatives was minimal in fiscal 2009 and there is no remaining accrued restructuring balance related to these plans at October 2, 2009.

Interest Expense

	2009	2008	2007
	(Dollars in millions)		
Interest expense	$(1.8)	$(2.4)	$(2.2)

Interest expense for fiscal 2009, 2008 and 2007 represents interest on our convertible senior notes issued in December 2004 and July 2008. In October 2008, we repurchased $20.5 million aggregate principal amount of our 3.75% convertible senior notes, thereby decreasing our interest expense related to these notes for the remainder of fiscal 2009. The interest expense increase for fiscal 2008, as compared to fiscal 2007, is a result of our extinguishment and reissuance of $15.0 million of our convertible notes which occurred in July of 2008. The interest rate on these convertible senior notes increased from 3.75% to 6.5%.

Other Income, Net

	2009	2008	2007
	(Dollars in millions)		
Other income, net	$2.8	$0.5	$0.5

Other income principally consists of interest income, foreign exchange gains and losses, franchise taxes and other non-operating gains and losses. The increase in other income in fiscal 2009 principally reflects the $2.9 million gain we recorded in connection with the extinguishment of $20.5 million aggregate principle amount of our 3.75% convertible senior notes for cash of $17.3 million. In connection with the extinguishment, approximately $300,000 in debt discount and debt issuance costs were written off.

Provision for Income Taxes

	2009	2008	2007
	(Dollars in millions)		
Provision for income taxes	$0.5	$0.6	$0.1

Our provision for income taxes for fiscal years 2009, 2008 and 2007 principally consisted of income taxes incurred by our foreign subsidiaries. As a result of our recent operating losses and the potential of future operating results, we determined that it is more likely than not that the U.S. federal and state income tax benefits (principally net operating losses we can carry forward to future years) which arose during fiscal 2009, 2008 and 2007 will not be realized. Accordingly, we have not recognized any income tax benefits relating to our U.S. federal and state operating losses for those periods and we do not expect to recognize any income tax benefits relating to future operating losses until we believe that such tax benefits are more likely than not to be realized. We expect that our provision for income taxes for fiscal 2010 will principally consist of income taxes related to our foreign operations.

As of October 2, 2009, we had a valuation allowance of $257.0 million against our U.S. federal and state deferred tax assets (which reduces their carrying value to zero) because we do not expect to realize these deferred tax assets through the reduction of future income tax payments. As of October 2, 2009, we had U.S. federal net operating loss carryforwards of approximately $651.2 million, including the net operating loss carryforwards we retained in the distribution. We can provide no assurances that we will be able to retain or fully utilize such net operating loss carryforwards, or that such net operating loss carryforwards will not be significantly limited in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our existing cash and cash equivalent balances, cash generated from product sales and the sales or licensing of our intellectual property, and our line of credit with Silicon Valley Bank. As of October 2, 2009, our cash and cash equivalents totaled $20.9 million. Our working capital at October 2, 2009 was $14.1 million.

In order to regain and sustain profitability and positive cash flows from operations, we may need to further reduce operating expenses and/or increase revenues. We have completed a series of cost reduction actions which have improved our operating expense structure, and we will continue to perform additional actions, when necessary. In the first quarter of fiscal 2010, we announced a restructuring plan. These expense reductions alone may not allow us to return to the profitability we achieved in the fourth quarter of fiscal 2008. Our ability to achieve the necessary revenue growth to return to profitability will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises the level of which may decrease due to general economic conditions, and uncertainty, over which we have no control. We may not be successful in achieving the necessary revenue growth or we may be unable to sustain past and future expense reductions in subsequent periods. We may not be able to regain or sustain profitability.

We believe that our existing sources of liquidity, along with cash expected to be generated from product sales and the sale and licensing of intellectual property, will be sufficient to fund our operations research and development efforts, anticipated capital expenditures, working capital and other financing requirements for the next 12 months. In November 2009, we repaid the $10.5 million outstanding balance of our 3.75% senior convertible debt, and have no other principal payments on currently outstanding debt due in the next 12 months. From time to time, we may acquire our debt securities through privately negotiated transactions, tender offers, exchange offers (for new debt or other securities), redemptions or otherwise, upon such terms and at such prices as we may determine appropriate. We will need to continue a focused program of capital expenditures to meet our research and development and corporate requirements. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings. In order to fund capital expenditures, increase our working capital or complete any acquisitions, we may seek to obtain additional debt or equity financing. We may also need to seek to obtain additional debt or equity financing if we experience downturns or cyclical fluctuations in our business that are more severe or longer than anticipated or if we fail to achieve anticipated revenue and expense levels. However, we cannot assure you that such financing will be available to us on favorable terms, or at all particularly in light of recent economic conditions in the capital markets.

Cash used in operating activities was $5.4 million for fiscal 2009 compared to cash generated by operating activities of $26.7 million for fiscal 2008 and cash used in operating activities of $10.0 million for fiscal 2007. Operating cash flows for fiscal 2009 reflect our net loss of $22.0 million, non-cash charges (depreciation and amortization, asset impairments, restructuring charges, stock compensation, inventory provisions, gain on debt extinguishment and other) of $16.4 million, and net working capital decreases of approximately $200,000. Operating cash flows for fiscal 2008 reflect our net income of $7.2 million, non-cash charges (depreciation, stock compensation, inventory provisions and other) of $11.8 million, and net working capital decreases of approximately $7.6 million.

The significant components of the fiscal 2009 $200,000 net working capital decrease include a $6.9 million decrease in accounts receivable, which is due to both the timing of sales and the timing of collections. Our net days sales outstanding decreased from 36 days in the fourth quarter of fiscal 2008 to 20 days in the fourth quarter of fiscal 2009. In addition, our inventory balance decreased $4.6 million during 2009 due to our focused efforts in decreasing our inventory on hand and increasing our inventory turns. Mostly offsetting the decrease in accounts receivable and inventory was a $5.0 million decrease in accounts payable, due to reduced levels of inventory purchases and the timing of vendor payments. In addition, deferred income on shipments to distributors decreased $2.3 million because of a decrease in inventory being held by our distributors.

Cash used in investing activities of $8.1 million for fiscal 2009 consisted solely of payments made for capital expenditures. Cash used in investing activities of $8.7 million for fiscal 2008 consisted of capital expenditures of $7.5 million and cash payments related to the acquisition of assets from Ample of $1.2 million.

Cash used in financing activities of $8.6 million in fiscal 2009 consisted of two significant items. First, in the first quarter of fiscal 2009, we paid $17.3 million to retire $20.5 million in principle amount of our 3.75% convertible senior notes due in November 2009 and paid approximately $300,000 of debt issuance costs related to both our revolving credit facility and the issuance of our 6.5% convertible senior notes due in 2013. Partially offsetting these uses of cash is $8.9 million in net proceeds we received from the sale of our common stock in an offering that was completed in the fourth quarter of fiscal 2009. In the first quarter of fiscal 2010, we used $10.5 million in cash to repay the remaining amount outstanding under our 3.75% convertible senior notes. Cash used in financing activities of $694,000 for fiscal 2008 consisted of $805,000 in debt issuance costs related to our new 6.5% convertible senior notes partially offset by proceeds from the exercise of stock options of $111,000.

Revolving Credit Facility and Convertible Senior Notes

Revolving Credit Facility

On September 30, 2008, we entered into a loan and security agreement with Silicon Valley Bank, or SVB, which was amended effective March 2, 2009. Under the loan and security agreement, SVB has agreed to provide us with a three-year revolving credit line of up to $15.0 million, subject to availability against certain eligible accounts receivable, for the purposes of: (i) working capital; (ii) funding our general business requirements; and (iii) repaying or repurchasing our 3.75% convertible senior notes due in November 2009. Our indebtedness to SVB under the loan and security agreement is guaranteed by three of our domestic subsidiaries and secured by substantially all of the domestic assets of the company and such subsidiaries, other than intellectual property.

Any indebtedness under the loan and security agreement bears interest at a variable rate ranging from prime plus 0.25% to a maximum rate of prime plus 1.25%, as determined in accordance with the interest rate grid set forth in the loan and security agreement. The loan and security agreement contains affirmative and negative covenants which, among other things, require us to maintain a minimum tangible net worth and to deliver to SVB specified financial information, including annual, quarterly and monthly financial information, and limit our ability to (or, in certain circumstances, to permit any subsidiaries to), subject to certain exceptions and limitations: (i) merge with or acquire other companies; (ii) create liens on our property; (iii) incur debt obligations; (iv) enter into transactions with affiliates, except on an arm's length basis; (v) dispose of property; and (vi) issue dividends or make distributions.

As of October 2, 2009, we were in compliance with all required covenants and had no outstanding borrowings under our revolving credit facility with SVB.

3.75% Convertible Senior Notes due 2009

In December 2004, we sold an aggregate principal amount of $46.0 million in convertible senior notes due in November 2009 for net proceeds (after discounts and commissions) of approximately $43.9 million. The notes are senior unsecured obligations, ranking equal in right of payment with all future unsecured indebtedness. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18. The notes were due November 18, 2009. We used approximately $3.3 million of the proceeds to purchase U.S. government securities that were pledged to the trustee for the payment of the first four scheduled interest payments on the notes when due.

The notes are convertible, at the option of the holder, at any time prior to maturity into shares of our common stock. Upon conversion, we may, at our option, elect to deliver cash in lieu of shares of our common stock or a combination of cash and shares of common stock. Effective May 13, 2005, the conversion price of the notes was adjusted to $11.55 per share of common stock, which is equal to a conversion rate of approximately 86.58 shares of common stock per $1,000 principal amount of notes. Prior to this adjustment, the conversion price applicable to the notes was $14.05 per share of common stock, which was equal to approximately 71.17 shares of common stock per $1,000 principal amount of notes. The adjustment was made pursuant to the terms of the indenture governing the notes. The conversion price is subject to further adjustment under the terms of the indenture to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and certain other events.

If we undergo certain fundamental changes (as defined in the indenture), holders of notes may require us to repurchase some or all of their notes at 100% of the principal amount plus accrued and unpaid interest. If, upon notice of certain events constituting a fundamental change, holders of the notes elect to convert the notes, we may be required to make an additional cash payment per $1,000 principal amount of notes in connection with the conversion. The amount of the additional cash payment, if any, will be determined by reference to a table set forth in the indenture governing the notes and our average stock price (as determined in accordance with the indenture) for the 20 trading days following the conversion date. For financial accounting purposes, our contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of October 2, 2009, the liability under the fundamental change adjustment has been recorded at its estimated fair value which is zero based on our current stock price.

On July 30, 2008, we entered into separate exchange agreements with certain holders of our existing convertible senior notes due 2009, pursuant to which holders of an aggregate of $15.0 million of the existing notes agreed to exchange their notes for $15.0 million in aggregate principal amount of a new series of convertible senior notes due 2013. The exchanges closed on August 1, 2008. We paid at the closing an aggregate of approximately $100,000 in accrued and unpaid interest on the existing notes that were exchanged for the new notes, as well as approximately $900,000 in transaction fees.

In October 2008, we repurchased $20.5 million aggregate principal amount of our 3.75% convertible senior notes due in November 2009, for cash of $17.3 million. The repurchases occurred in two separate transactions on October 16 and October 23, 2008. The related debt discount and debt issuance costs totaling approximately $300,000 were written off. The repurchase resulted in a gain on debt extinguishment of $2.9 million. On November 17, 2009 we repaid the remaining $10.5 million outstanding under our 3.75% convertible senior notes. No fundamental changes occurred prior to the repayment of our 3.75% convertible senior notes.

6.50% Convertible Senior Notes due 2013

We issued the convertible senior notes due in August 2013, or new notes, pursuant to an indenture, dated as of August 1, 2008, between us and Wells Fargo Bank, N.A., as trustee.

The new notes are unsecured senior indebtedness and bear interest at a rate of 6.50% per annum. Interest is payable on February 1 and August 1 of each year, commencing on February 1, 2009. The new notes mature on August 1, 2013. At maturity, we will be required to repay the outstanding principal of the new notes. At October 2, 2009, $15.0 million in aggregate principal amount of our 6.50% convertible senior notes were outstanding.

The new notes are convertible at the option of the holders, at any time on or prior to maturity, into shares of our common stock at a conversion rate initially equal to approximately $4.74 per share of common stock, which is subject to adjustment in certain circumstances. Upon conversion of the new notes, we generally have the right to deliver to the holders thereof, at our option: (i) cash; (ii) shares of our common stock; or (iii) a combination thereof. The initial conversion price of the new notes will be adjusted to reflect stock dividends, stock splits, issuances of rights to purchase shares of our common stock, and upon other events. If we undergo certain fundamental changes prior to maturity of the new notes, the holders thereof will have the right, at their option, to require us to repurchase for cash some or all of their new notes at a repurchase price equal to 100% of the principal amount of the new notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date, or convert the new notes into shares of our common stock and, under certain circumstances, receive additional shares of our common stock in the amount provided in the indenture.

For financial accounting purposes, our contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of October 2, 2009, the liability under the fundamental change adjustment has been recorded at its estimated fair value and is zero based on our current stock price.

If there is an event of default under the new notes, the principal of and premium, if any, on all the new notes and the interest accrued thereon may be declared immediately due and payable, subject to certain conditions set forth in the indenture. An event of default under the indenture will occur if we: (i) are delinquent in making certain payments due under the new notes; (ii) fail to deliver shares of common stock or cash upon conversion of the new notes; (iii) fail to deliver certain required notices under the new notes; (iv) fail, following notice, to cure a breach of a covenant under the new notes or the indenture; (v) incur certain events of default with respect to other indebtedness; or (vi) are subject to certain bankruptcy proceedings or orders. If we fail to deliver certain SEC reports to the trustee in a timely manner as required by the indenture, (x) the interest rate applicable to the new notes during the delinquency will be increased by 0.25% or 0.50%, as applicable (depending on the duration of the delinquency), and (y) if the required reports are not delivered to the trustee within 180 days after their due date under the indenture, a holder of the new notes will generally have the right, subject to certain limitations, to require us to repurchase all or any portion of the new notes then held by such holder.

Conexant Warrant

On June 27, 2003, Conexant Systems, Inc. completed the distribution to Conexant stockholders of all outstanding shares of common stock of our company, its wholly owned subsidiary. Following the distribution, we began operations as an independent, publicly held company.

In the distribution, we issued to Conexant a warrant to purchase six million shares of our common stock at a price of $17.04 per share, exercisable for a period of ten years after the distribution. The warrant may be transferred or sold in whole or part at any time. The warrant contains antidilution provisions that provide for adjustment of the exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrants) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrant pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us. In conjunction with the equity offering we completed in the fourth quarter of fiscal 2009, the warrant was adjusted to represent the right to purchase approximately 6.1 million shares of our common stock at a price of $16.74 per share.

Moreover, we may not realize any cash proceeds from the exercise of the warrant held by Conexant. A holder of the warrant may opt for a cashless exercise of all or part of the warrant. In a cashless exercise, the holder of the warrant would make no cash payment to us and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrant over the exercise price of the warrant. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Contractual Obligations

The following table summarizes the future payments we are required to make under contractual obligations as of October 2, 2009:

Contractual Obligations	Payments Due by Period				
	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
			(In millions)		
Long-term debt	$25.5	$10.5	$15.0	$ —	$—
Interest expense on long-term debt	4.2	1.2	3.0	—	—
Operating leases	8.6	5.6	1.9	1.1	—
Purchase obligations	7.5	4.9	2.6	—	—
Employee severance	0.8	0.8	—	—	—
Other	1.1	0.4	0.7	—	—
Total	$47.7	$23.4	$23.2	$1.1	$—

Long-term debt consists of $25.5 million aggregate principal amount of our convertible senior notes. $10.5 million of the notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18, and mature on November 18, 2009. See Note 18 to our consolidated financial statements for a discussion regarding payment of our 3.75% convertible senior notes. The remaining $15.0 million of the notes bear interest at a rate of 6.5%, payable semiannually in arrears each February 1 and August 1, and mature on August 1, 2013.

In June 2007, we extended our Sublease with Conexant pursuant to which we lease our headquarters in Newport Beach, California. The Sublease, which had been amended and restated in March 2005, had an initial term through June 2008. The Sublease was extended for an additional two year term (through June 2010) for a reduced amount of space. Rent payable under the Sublease for the next 12 months is approximately $2.6 million. Rent payable is subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. We estimate our minimum future obligation under the Sublease at approximately $3.9 million over the remainder of the lease term, but actual costs under the Sublease will vary based upon Conexant's actual costs. In addition, each year we may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs.

We lease our other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2014 and contain various provisions for rental adjustments, including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. Although we have entered into non-cancelable subleases with anticipated rental income totaling $385,000 and extending to various dates through fiscal 2011, we have not reduced the amount of our contractual obligations under the related operating leases to take into account the anticipated rental income.

Purchase obligations are comprised of commitments to purchase design tools and software for use in product development, which will be spent between fiscal 2009 and fiscal 2012. We have not included open purchase orders for inventory or other expenses issued in the normal course of business in the purchase obligations shown above.

In addition to the obligations included in the table above, we have a $505,000 liability related to post-retirement benefits for employees at two of our international locations. The timing of the related payments is not known.

Off-Balance Sheet Arrangements

We have made guarantees and indemnities, under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the distribution, we generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to our business. We may also be responsible for certain federal income tax liabilities under a tax allocation agreement between us and Conexant, which provides that we will be responsible for certain taxes imposed on us, Conexant or Conexant stockholders. In connection with certain facility leases, we have indemnified our lessors for certain claims arising from the facility or the lease. We indemnify our directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The majority of our guarantees and indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

At October 2, 2009, our cash and cash equivalents consisted solely of cash. We do not use derivative instruments for speculative or investment purposes.

Interest Rate Risk

Our cash and cash equivalents are not subject to significant interest rate risk. As of October 2, 2009, the carrying value of our cash and cash equivalents approximates fair value.

At October 2, 2009, our debt consisted of our short-term and long-term convertible senior notes. Our convertible senior notes bear interest at fixed rates of 3.75% and 6.5%. Consequently, our results of operations and cash flows are not subject to any significant interest rate risk relating to our convertible senior notes. In addition, we have a long-term revolving credit facility. Advances under our credit facility bear interest at a variable rate ranging from prime plus 0.25% to a maximum rate of prime plus 1.25%, as determined in accordance with the interest rate grid set forth in the loan and security agreement. If the prime rate increases, thereby increasing our effective borrowing rate by the same amount, cash interest expense related to the credit facility would increase dependent on any outstanding borrowings. Because there were no outstanding borrowings on the credit facility as of October 2, 2009, any change in the prime interest rate would not have a material effect on our obligations under the credit facility.

Foreign Exchange Risk

We transact business in various foreign currencies and we face foreign exchange risk on assets and liabilities that are denominated in foreign currencies. The majority of our foreign exchange risks are not hedged; however, from time to time, we may utilize foreign currency forward exchange contracts to hedge a portion of our exposure to foreign exchange risk.

These hedging transactions are intended to offset the gains and losses we experience on foreign currency transactions with gains and losses on the forward contracts, so as to mitigate our overall risk of foreign exchange gains and losses. We do not enter into forward contracts for speculative or trading purposes. At October 2, 2009, we held no foreign currency forward exchange contracts. Based on our overall currency rate exposure at October 2, 2009, a 10% change in currency rates would not have a material effect on our consolidated financial position, results of operations or cash flows.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	October 2, 2009	October 3, 2008
	(In thousands, except share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 20,891	$ 43,033
Receivables, net of allowances for doubtful accounts of $144 (2009) and $342 (2008)	7,662	14,398
Inventories	10,902	16,187
Deferred tax assets — current	1,574	144
Prepaid expenses and other current assets	2,529	2,994
Total current assets	43,558	76,756
Property, plant and equipment, net	11,018	12,600
Intangible assets, net	—	2,480
Goodwill	—	2,429
License agreements, net	6,505	3,347
Other assets	1,479	2,992
Total assets	$ 62,560	$ 100,604
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 6,338	$ 11,265
Accrued compensation and benefits	5,788	6,778
Accrued income tax	525	412
Deferred income on sales to distributors	2,604	4,869
Deferred revenue	1,106	562
Restructuring	448	8
Convertible senior notes — short term	10,486	—
Other current liabilities	2,177	2,585
Total current liabilities	29,472	26,479
Convertible senior notes — long term	15,000	45,648
Other liabilities	823	519
Total liabilities	45,295	72,646
Commitments and contingencies (Notes 7 and 8)	—	—
Stockholders' Equity		
Preferred stock, $0.01 par value: 25,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value, 100,000 shares authorized; 28,756 (2009) and 23,852 (2008) issued and outstanding shares	288	239
Additional paid-in capital	280,919	269,487
Accumulated deficit	(249,074)	(227,043)
Accumulated other comprehensive loss	(14,868)	(14,725)
Total stockholders' equity	17,265	27,958
Total liabilities and stockholders' equity	$ 62,560	$ 100,604

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	October 2, 2009	October 3, 2008	Sept. 28, 2007
	(In thousands, except per share amounts)		
Net revenues:			
Products	$121,552	$144,349	$125,805
Intellectual Property	5,000	16,350	2,000
Total net revenues	126,552	160,699	127,805
Cost of goods sold (including impairments and other charges of $3,667 in fiscal 2009)	49,981	47,625	42,334
Gross margin	76,571	113,074	85,471
Operating expenses:			
Research and development	50,650	56,217	57,447
Selling, general and administrative	41,582	46,984	43,385
Special charges	6,896	211	4,724
Total operating expenses	99,128	103,412	105,556
Operating (loss)/gain	(22,557)	9,662	(20,085)
Interest expense	(1,803)	(2,360)	(2,240)
Other income, net	2,811	544	522
(Loss)/income before income taxes	(21,549)	7,846	(21,803)
Provision for income taxes	482	611	111
Net (loss)/income	$(22,031)	$ 7,235	$(21,914)
(Loss)/income per share:			
(Loss)/income per share, basic	$ (0.91)	$ 0.31	$ (0.99)
(Loss)/income per share, diluted	$ (0.91)	$ 0.31	$ (0.99)
Shares used in computation of net (loss)/income per share, in thousands:			
Basic	24,156	23,046	22,156
Diluted	24,156	23,202	22,156

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	October 2, 2009	October 3, 2008	Sept. 28, 2007
		(In thousands)	
Cash Flows From Operating Activities			
Net (loss)/income	$(22,031)	$ 7,235	$(21,914)
Adjustments required to reconcile net (loss)/income to net cash (used in)/provided by operating activities:			
Depreciation and amortization	6,106	7,173	5,681
Asset impairments	5,498	—	—
Restructuring charges	4,031	140	4,663
Stock compensation	2,675	5,506	7,301
Provision for bad debts	(11)	(12)	(131)
Inventory provisions	657	(900)	1,790
Gain on debt extinguishment	(2,880)	—	—
Other noncash items, net	352	79	176
Changes in assets and liabilities, net of effects of acquisitions:			
Receivables	6,903	(741)	1,361
Inventories	4,628	(264)	2,554
Accounts payable	(5,069)	5,380	(5,096)
Deferred income on sales to distributors	(2,265)	646	(177)
Restructuring	(3,391)	(1,616)	(4,846)
Accrued expenses and other current liabilities	(1,379)	2,546	(1,209)
Other	791	1,523	(195)
Net cash (used in)/provided by operating activities	(5,385)	26,695	(10,042)
Cash Flows From Investing Activities			
Capital expenditures	(8,058)	(7,514)	(4,074)
Acquisition of assets, net of cash acquired	—	(1,172)	(4,875)
Purchases of available-for-sale marketable securities	—	—	(15,682)
Sales of available-for-sale marketable securities	—	—	26,100
Maturities of held-to-maturity marketable securities	—	—	863
Net cash (used in)/provided by investing activities	(8,058)	(8,686)	2,332
Cash Flows From Financing Activities			
Extinguishment of convertible debt	(17,320)	—	—
Proceeds from equity financing, net of offering costs of $791	8,947	—	—
Debt issuance costs	(256)	(805)	—
Proceeds from exercise of stock options and warrants	—	111	3,412
Net cash (used in)/provided by financing activities	(8,629)	(694)	3,412
Effect of foreign currency exchange rates on cash	(70)	(78)	118
Net (decrease)/increase in cash and cash equivalents	(22,142)	17,237	(4,180)
Cash and cash equivalents at beginning of period	43,033	25,796	29,976
Cash and cash equivalents at end of period	$ 20,891	$43,033	$ 25,796

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
				(In thousands)		
Balance at September 29, 2006	22,140	$222	$251,487	$(212,566)	$(15,667)	$ 23,476
Net loss	—	—	—	(21,914)	—	(21,914)
Currency translation adjustments	—	—	—	—	734	734
Comprehensive loss						(21,180)
Issuance of common stock	1,018	10	4,702	—	—	4,712
Common stock repurchased and retired	(6)	—	(63)	—	—	(63)
Compensation expense related to employee stock plans	—	—	7,301	—	—	7,301
Balance at September 28, 2007	23,152	232	263,427	(234,480)	(14,933)	14,246
Cumulative effect of adopting FIN 48	—	—	—	202	—	202
Balance at September 28, 2007	23,152	232	263,427	(234,278)	(14,933)	14,448
Net income	—	—	—	7,235	—	7,235
Currency translation adjustments	—	—	—	—	208	208
Comprehensive income						7,443
Issuance of common stock	700	7	558	—	—	565
Common stock repurchased and retired	—	—	(4)	—	—	(4)
Compensation expense related to employee stock plans	—	—	5,506	—	—	5,506
Balance at October 3, 2008	23,852	239	269,487	(227,043)	(14,725)	27,958
Net loss	—	—	—	(22,031)	—	(22,031)
Currency translation adjustments	—	—	—	—	(143)	(143)
Comprehensive income						(22,174)
Sale of common stock, net of offering costs	4,750	47	8,806	—	—	8,853
Issuance of common stock	195	2	(1)	—	—	1
Common stock repurchased and retired	(41)	—	(49)	—	—	(49)
Compensation expense related to employee stock plans	—	—	2,676	—	—	2,676
Balance at October 2, 2009	28,756	$288	$280,919	$(249,074)	$(14,868)	$ 17,265

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Mindspeed Technologies, Inc. (Mindspeed or the Company) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, broadband access, metropolitan and wide-area networks. On June 27, 2003, Conexant Systems, Inc. (Conexant) completed the distribution (the Distribution) to Conexant stockholders of all 18,066,689 outstanding shares of common stock of its wholly owned subsidiary, Mindspeed. Prior to the Distribution, Conexant transferred to Mindspeed the assets and liabilities of the Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to Mindspeed under the Distribution Agreement entered into between Conexant and Mindspeed. Also prior to the Distribution, Conexant contributed to Mindspeed cash in an amount such that at the time of the distribution Mindspeed's cash balance was $100.0 million. Mindspeed issued to Conexant a warrant to purchase approximately 6.1 million shares of Mindspeed common stock at a price of $16.74 per share (adjusted to reflect a change in the number of shares and exercise price, which resulted from the offering of common stock that the Company completed in fourth quarter fiscal 2009), exercisable for a period beginning one year and ending ten years after the Distribution. Following the Distribution, Mindspeed began operations as an independent, publicly held company.

In order to regain and sustain profitability and positive cash flows from operations, the Company may need to further reduce operating expenses and/or maintain increased revenues. The Company has completed a series of cost reduction actions which have improved its operating cost structure, and will continue to perform additional actions, when necessary. These expense reductions alone may not allow the Company to return to the profitability it achieved in the fourth quarter of fiscal 2008. The Company's ability to achieve the necessary revenue growth to return to profitability will depend on increased demand for network infrastructure equipment that incorporates its products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises the level of which may decrease due to general economic conditions and uncertainty, over which the Company has no control. The Company may not be successful in achieving the necessary revenue growth or it may be unable to sustain past and future expense reductions in subsequent periods. The Company may not be able to regain or sustain profitability.

The Company believes that its existing sources of liquidity, along with cash expected to be generated from product sales and the sale or licensing of intellectual property, will be sufficient to fund its operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for the next 12 months, including the repayment of the remaining $10.5 million aggregate principal amount of convertible senior notes due in November 2009 (see Note 18 to these consolidated financial statements). From time to time, the Company may acquire its debt securities through privately negotiated transactions, tender offers, exchange offers (for new debt or other securities), redemptions or otherwise, upon such terms and at such prices as the Company may determine appropriate. The Company will need to continue a focused program of capital expenditures to meet its research and development and corporate requirements. The Company may also consider acquisition opportunities to extend its technology portfolio and design expertise and to expand its product offerings. In order to fund capital expenditures, increase its working capital or complete any acquisitions, the Company may seek to obtain additional debt or equity financing. The Company may also need to seek to obtain additional debt or equity financing if it experiences downturns or cyclical fluctuations in its business that are more severe or longer than anticipated or if it fails to achieve anticipated revenue and expense levels. However, the Company cannot assure you that such financing will be available on favorable terms, or at all particularly in light of recent economic conditions in the capital markets.

2. Summary of Significant Accounting Policies

Basis of Presentation — The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the accounts of Mindspeed and each of its subsidiaries. All accounts and transactions among Mindspeed and its subsidiaries have been eliminated in consolidation. In the opinion of management, the accompanying consolidated condensed financial statements contain all adjustments, consisting of adjustments of a normal recurring nature and the special charges (See Note 14 to these consolidated financial statements), necessary to present fairly the Company's financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America. The Company has evaluated the impact of subsequent events on these consolidated financial statements through November 24, 2009.

In June 2009, the Financial Accounting Standards Board, or FASB, established the Accounting Standards Codification, or Codification, as the source of authoritative GAAP recognized by the FASB. The Codification is effective in the first interim and annual periods ending after September 15, 2009 and had no effect on the Company's consolidated financial statements.

Reverse Stock Split — In May 2008, the Company's Board of Directors approved a one-for-five reverse stock split following approval by the Company's stockholders on April 7, 2008. The reverse stock split was effected June 30, 2008. All share and per share amounts have been retroactively adjusted to reflect the reverse stock split. There was no net effect on total stockholders' equity as a result of the reverse stock split.

Fiscal Periods — The Company maintains a fifty-two/fifty-three week fiscal year ending on the Friday closest to September 30. Fiscal year 2009 comprised 52 weeks and ended on October 2, 2009. Fiscal year 2008 comprised 53 weeks and ended on October 3, 2008. Fiscal year 2007 comprised 52 weeks and ended on September 28, 2007.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting the Company's consolidated financial statements are those relating to inventories, revenue recognition, allowances for doubtful accounts, stock-based compensation, income taxes and impairment of long-lived assets. Management regularly evaluates our estimates and assumptions based upon historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, the Company's future results of operations may be affected.

Revenue Recognition — The Company's products are often integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements through its maintenance contracts for many of its products. Accordingly, the Company accounts for revenue in accordance with FASB Accounting Standards Codification 985-605, Software Revenue Recognition, or ASC 985-605, and all related interpretations. For sales of products where software is incidental to the equipment, the Company applies the provisions of Accounting Standards Codification 605, Revenue Recognition, or ASC 605, and all related interpretations.

The Company generates revenues from direct product sales, sales to distributors, maintenance contracts, development agreements and the sale and license of intellectual property. The Company recognizes revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) our price to the customer is fixed or determinable; and (iv) collection of the sales price is probable. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed. Advanced services revenue is recognized upon delivery or completion of performance.

Revenues are recognized on products shipped directly to customers at the time the products are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement, and the four above mentioned revenue recognition criteria are met.

Revenues are recognized on sales to distributors based on the rights granted to these distributors in the Distribution agreements. The Company has certain distributors who have been granted return rights and receive credits for changes in selling prices to end customers, the magnitude of which is not known at the time products are shipped to the distributor. The return rights granted to these distributors consist of limited stock rotation rights, which allow them to rotate up to 10% of the products in their inventory twice a year, as well as certain product return rights if the applicable distribution agreement is terminated. These distributors also receive price concessions because they resell the Company's products to end customers at various negotiated price points which vary by end customer, product, quantity, geography and competitive pricing environments. When a distributor's resale is priced at a discount from the distributor's invoice price, the Company credits back to the distributor a portion of the distributor's original purchase price after the resale transaction is complete. Thus, a portion of the "Deferred income on sales to distributors" balance will be credited back to the distributor in the future. Under these agreements, recognition of revenue is deferred until the products are resold by the distributor, at which time the Company's final net sales price is fixed and the distributor's right to return the products expires. At the time of shipment to these distributors, (i) a trade receivable at the invoiced selling price is recorded because there is a legally enforceable obligation from the distributor to pay the Company currently for product delivered, (ii) inventory is relieved for the carrying value of products shipped because legal title has passed to the distributor, and (iii) deferred revenue and deferred cost of inventory are recorded under the "Deferred income on sales to distributors" caption in the liability section of the Company's consolidated balance sheets. The Company evaluates the deferred cost of inventory component of this account for possible impairment by considering potential obsolescence of products that might be returned and by considering the potential of resale prices of these products being below the Company's cost. By reviewing deferred inventory costs in the manners discussed above, the Company ensures that any portion of deferred inventory costs that are not recoverable from future contractual revenue are charged to cost of sales as an expense. "Deferred income on sales to distributors" effectively represents the gross margin on sales to distributors, however, the amount of gross margin that is recognized in future periods may be less than the originally recorded deferred income as a result of negotiated price concessions. In recent years, such concessions have exceeded 30% of list price on average. For detail of this account balance, see Note 3 to these consolidated financial statements.

Revenues from other distributors are recognized at the time of shipment and when title and risk of loss transfer to the distributor, in accordance with the terms specified in the arrangement, and when the four above mentioned revenue recognition criteria are met. These distributors may also be given business terms to return a portion of inventory, however they do not receive credits for changes in selling prices to end customers. At the time of shipment, product prices are fixed and determinable and the amount of future returns can be reasonably estimated and accrued.

Revenue from the sale and license of intellectual property is recognized when the above mentioned four revenue recognition criteria are met. Development revenue is recognized when services are performed and customer acceptance has been received and was not significant for any of the periods presented.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Inventories — Inventories are stated at the lower of cost or market. Cost is computed using the average cost method on a currently adjusted standard basis (which approximates actual cost); market is based upon estimated net realizable value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers, and orders generally are subject to cancellation with limited advance notice prior to shipment.

Property, Plant and Equipment — Property, plant and equipment is stated at historical cost. Depreciation is based on estimated useful lives (principally ten years for furniture and fixtures; three to five years for machinery and equipment and photomasks; three years for computer software; and the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements for land and leasehold improvements). Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs are charged to expense.

Goodwill — Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs a two-step process on an annual basis, or more frequently if necessary, to determine 1) whether the fair value of the relevant reporting unit exceeds carrying value, and 2) to measure the amount of an impairment loss, if any. See Note 14 to these consolidated financial statements for a discussion of the impairment of goodwill recorded by the Company during the fiscal year ended October 2, 2009.

Intangible Assets, net — Intangible assets, net, consist of backlog, and developed technology and are amortized on a straight-line basis over estimated useful lives of three months to five years. See Note 13 to these consolidated financial statements for a discussion of the impairment of certain intangible assets recorded by the Company during the fiscal year ended October 2, 2009.

License Agreements — License agreements consist mainly of licenses of intellectual property that the Company uses in certain of its products. These licensed assets are amortized on a straight-line basis over the estimated production life cycle of each respective product, usually ranging from three to five years. The Company expects to record amortization of its license agreements of $818,000 (2010), $1.2 million (2011), $1.4 million (2012), $1.1 million (2013) and $873,000 (2014), and the weighted average remaining life was 72 months.

Impairment of Long-Lived Assets — The Company continually monitors events or changes in circumstances that could indicate that the carrying amount of long-lived assets to be held and used, including intangible assets, may not be recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. See Notes 13 and 14 to these consolidated financial statements for a discussion of the impairment of certain long-lived assets recorded by the Company during the year ended October 2, 2009. Other than the impairments discussed in Notes 13 and 14 to these consolidated financial statements, no further impairments were identified by the Company during the fiscal year ended October 2, 2009.

Foreign Currency Translation and Remeasurement — The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of substantially all of the Company's foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign functional currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates and income and expense items are translated at the average exchange rates prevailing during the period. The resulting foreign currency translation adjustments are accumulated as a component of other comprehensive income. For the remainder of the Company's foreign subsidiaries, the functional currency is the U.S. dollar. Inventories, property, plant and equipment, cost of goods sold and depreciation for those operations are remeasured from foreign currencies into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses resulting from those remeasurements are included in earnings. Gains and losses resulting from foreign currency transactions are recognized currently in earnings.

Research and Development — research and development costs, other than software development costs, are expensed as incurred. Development costs for software to be sold or marketed are capitalized following attainment of technological feasibility. No development costs were capitalized during any of the periods presented.

Product Warranties — The Company's products typically carry a warranty for periods of up to five years. The Company establishes reserves for estimated product warranty costs in the period the related revenue is recognized, based on historical experience and any known product warranty issues. Product warranty reserves are not significant in any of the periods presented.

Stock-Based Compensation — The Company accounts for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. The fair value of restricted stock awards is based upon the market price of the Company's common stock at the grant date. The

Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The use of the Black-Scholes model requires a number of estimates, including the expected option term, the expected volatility in the price of the Company's common stock, the risk-free rate of interest and the dividend yield on the Company's common stock. Judgment is required in estimating the number of share-based awards that we expect will ultimately vest upon the fulfillment of service conditions (such as time-based vesting) or the achievement of specific performance conditions. The financial statements include amounts that are based on the Company's best estimates and judgments. The Company classifies compensation expense related to these awards in the consolidated statement of operations based on the department to which the recipient reports.

Business Segments — The Company operates a single business segment which designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. The Company's Chief Executive Officer is considered to be the Company's chief operating decision maker.

Fair Value Measurements — The Company applies the provisions of Accounting Standards Codification 820, Fair Value Measurements and Disclosures, or ASC 820, in measuring the fair value of financial assets and financial liabilities and for non-financial assets and non-financial liabilities that the Company recognizes or discloses at fair value on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This pronouncement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. See Note 5 to these consolidated financial statements for more information.

Other Income, net — Other income consists of interest income, foreign exchange gains and losses, franchise taxes and other non-operating gains and losses.

Income Taxes — The provision for income taxes is determined in accordance with Accounting Standards Codification 740, Income Taxes, or ASC 740. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

Subsequent to September 29, 2007, the Company used a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company will classify the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. The Company recognizes interest and penalties related to unrecognized tax benefits in the tax provision.

Per Share Information — Basic income/(loss) per share is computed by dividing net income by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to additionally reflect the effect of potentially dilutive securities such as stock options, warrants, convertible senior notes and unvested restricted stock units. The dilutive effect of stock options, warrants and unvested restricted stock units is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options, warrants and vesting of restricted stock units would be used to purchase common shares at the average market price for the period. The assumed proceeds include the purchase price the grantee pays, the hypothetical windfall tax benefit that the Company receives upon assumed exercise or vesting and the hypothetical average unrecognized compensation expense for the period. The Company calculates the assumed proceeds from excess tax benefits based on the "as-if" deferred tax assets calculated under the provision of Accounting Standards Codification 718, Compensation — Stock Compensation.

For the year ended October 3, 2008, potentially dilutive securities consisted of stock options and restricted stock and resulted in 156,000 potential common shares. Stock options, warrants and convertible senior notes to purchase approximately 13.5 million shares for the year ended October 3, 2008 were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

Because the Company incurred a net loss in fiscal 2009 and fiscal 2007, the potential dilutive effect of the Company's outstanding stock options, stock warrants and convertible senior notes was not included in the computation of diluted loss per share because these securities were anti-dilutive.

Concentrations — Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents consist of demand deposits and money market funds maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with high credit quality financial institutions and therefore have minimal credit risk. The Company's trade accounts receivable primarily are derived from sales to manufacturers of network infrastructure equipment and electronic component distributors. Management believes that credit risks on trade accounts receivable are moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

The following individual customers accounted for 10% or more of net revenues:

	2009	2008	2007
Customer A	16%	11%	16%
Customer B	14%	16%	15%
Customer C	13%	6%	5%
Customer D	12%	5%	5%

The following individual customers accounted for 10% or more of total accounts receivable at fiscal year ends:

	2009	2008
Customer A	19%	9%
Customer B	10%	8%
Customer E	10%	9%
Customer F	5%	11%
Customer G	0%	20%

Supplemental Cash Flow Information — Interest paid was approximately $1.7 million, $1.8 million, and $1.7 million for fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Income taxes paid, net of refunds received were approximately $576,000, $222,000, and $2.3 million during fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Non-cash investing activities in fiscal 2009 and fiscal 2008 consisted of the purchase of $234,000 and $306,000, respectively of property and equipment from suppliers on account as well as the license of approximately $571,000 of intellectual property on account in fiscal 2009. Assets acquired consisted of amounts paid and received during fiscal 2008 on cash, accounts receivable, accounts payable and accrued liabilities created through the acquisition of certain assets of Ample Communications, Inc., which occurred in the fourth quarter of fiscal 2007.

Comprehensive Income/(Loss) — Accumulated other comprehensive income/(loss) at October 2, 2009, October 3, 2008 and September 28, 2007 consists of foreign currency translation adjustments. Foreign currency translation adjustments are not presented net of any tax effect as the Company does not expect to incur any tax liability or realize any benefit related thereto.

Recent Accounting Standards — In September 2006, the FASB issued provisions under Accounting Standards Codification 820-10, Fair Value Measurements and Disclosures, or ASC 820-10, in order to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. The new provisions emphasize that fair value is market-based measurement, not an entity-specific measurement. They also clarify the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop measurements, and the effect of certain measurements on earnings for the period. The provisions issued in September 2006 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and are applied on a prospective basis. In February 2008, the FASB released additional provisions under ASC 820-10 which delayed the effective date of the September 2006 provisions for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB issued more provisions under ASC 820-10 which clarify the application of the September 2006 provisions in a market that is not active. On October 4, 2008, the Company adopted the September 2006 provisions for financial assets and liabilities recognized or disclosed at fair value on a recurring and non-recurring basis and the October 2008 provisions. Consistent with the February 2008 updates, the Company elected to defer the adoption of the September 2006 provisions for nonfinancial assets and liabilities measured at fair value on a non-recurring basis until October 3, 2009. The adoption of ASC 820-10 for non-financial assets and liabilities is not expected to have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued provisions under Accounting Standard Codification 825, Financial Instruments, that provide companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of a company's choice to use fair value on its earnings. It also requires a company to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new standard does not eliminate disclosure requirements included in other accounting standards. On October 4, 2008, the Company adopted this new standard but did not elect the fair value option for any additional financial assets or liabilities that it held at that date.

In June 2007, the FASB issued provisions under Accounting Standards Codification 730, Research & Development, relating to the accounting for non-refundable advanced payments for goods or services to be used in future research and development activities. The new provisions require that these payments be deferred and capitalized and expensed as goods are delivered or as the related services are performed. On October 4, 2008, the Company adopted these provisions. The adoption did not have a material impact on its consolidated financial statements.

In April 2009, the FASB issued three related accounting provisions: (i) Accounting Standards Codification 820-10-65, Fair Value Measurements and Disclosures — Transition and Open Effective Date Information, or ASC 820-10-65, (ii) Accounting Standards Codification 320-10-65, Investments — Debt and Equity Securities — Transition and Open Effective Date Information, or ASC 320-10-65, and (iii) Accounting Standards Codification 825-10-65, Financial Instruments — Transition and Open Effective Date Information, or ASC 825-10-65, which will be effective for interim and annual periods ending after June 15, 2009. ASC 820-10-65 provides guidance on how to determine the fair value of assets and liabilities in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If the Company were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and the Company may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. ASC 320-10-65 modifies the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. ASC 825-10-65 enhances the disclosure of relevant instruments for both interim and annual periods. The adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB issued Accounting Standards Codification 855-10, Subsequent Events, which defined the period after the balance sheet date during which a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements and the circumstances under which a company shall recognize events or transactions occurring after the balance sheet date in its financial statements. This standard also requires a company to disclose the date through which subsequent events have been evaluated for recognition or disclosure in the financial statements. The Company reflected the recognition and disclosure requirements of this standard in this Annual Report on Form 10-K.

In December 2007, the FASB issued provisions under Accounting Standards Codification 805, Business Combinations, or ASC 805, which established principles and requirements for the acquirer of a business to recognize and measure in its financial statements the identifiable assets (including in-process research and development and defensive assets) acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. Prior to the adoption of ASC 805, in-process research and development costs were immediately expensed and acquisition costs were capitalized. Under ASC 805, all acquisition costs are expensed as incurred. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB updated ASC 805 to amend the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. This update also eliminates the distinction between contractual and non-contractual contingencies. ASC 805 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company will be required to adopt ASC 805 in the first quarter of fiscal 2010. The Company expects ASC 805 will have an impact on its consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions the Company consummates after the effective date.

In September 2009, the Emerging Issues Task Force reached a consensus on Accounting Standards Update, or ASU, 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements, or ASU 2009-13 and ASU 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements, or ASU 2009-14. ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: i) vendor specific objective evidence (VSOE) of fair value or ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these ASUs will have on its consolidated financial statements.

3. Supplemental Financial Statement Data

Inventories

Inventories at fiscal year ends consist of the following (in thousands):

	2009	2008
Work-in-process	$ 4,124	$ 8,620
Finished goods	6,778	7,567
	$10,902	$16,187

The Company assesses the recoverability of inventories through an ongoing review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, the value of inventory that at the time of the review is not expected to be sold is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

The assessment of the recoverability of inventories, and the amounts of any write-downs, are based on currently available information and assumptions about future demand (generally over 12 months) and market conditions. Demand for the Company's products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

The Company may retain and make available for sale some or all of the inventories which have been written down. In the event that actual demand is higher than originally projected, the Company may be able to sell a portion of these inventories in the future. The Company generally scraps inventories which have been written down and are identified as obsolete.

The Company's gross margin included a benefit of $1.5 million (2009), $1.6 million (2008) and $4.0 million (2007) from the sale of inventories that the Company had written down to a zero cost basis during fiscal 2001. As of October 2, 2009, the Company continued to hold inventories with an original cost of $3.8 million, which were written down to a zero cost basis during fiscal 2001.

Deferred Income on Shipments to Distributors

Deferred income on shipments to distributors is as follows (in thousands):

	October 2, 2009	October 3, 2008
Deferred revenue on shipments to distributors	$2,984	$5,387
Deferred cost of inventory on shipments to distributors	(422)	(576)
Reserves	42	58
Deferred income on sales to distributors	$2,604	$4,869

Property, Plant and Equipment

Property, plant and equipment at fiscal year ends consist of the following (in thousands):

	2009	2008
Machinery and equipment	$ 73,825	$ 73,229
Leasehold improvements	3,840	3,702
	77,665	76,931
Accumulated depreciation and amortization	(66,647)	(64,331)
	$ 11,018	$ 12,600

Intangible Assets and Goodwill

In conjunction with the acquisition of certain assets of Ample Communications, Inc. on September 25, 2007, the Company acquired certain intangible assets. See Note 12 to these consolidated financial statements for further information related to this acquisition. These intangible assets consist of backlog (approximately $100,000), developed technology (approximately $3.1 million) and goodwill (approximately $2.4 million). See Notes 13 and 14 to these consolidated financial statements for a discussion of the impairment of developed technology and goodwill recorded by the Company during the fiscal year ended October 2, 2009.

4. Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	2009	2008	2007
Current:			
Foreign	$1,147	$ 99	$ 566
State and local	22	10	10
Total current	1,169	109	576
Deferred:			
Foreign	(687)	502	(465)
State and local	—	—	—
Total deferred	(687)	502	(465)
	$ 482	$611	$ 111

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate to the provision for income taxes on continuing operations follows (in thousands):

	2009	2008	2007
U.S. federal statutory tax at 35%	$(7,542)	$ 2,733	$ (7,642)
State taxes, net of federal effect	(827)	739	(1,481)
Foreign income taxes in excess of U.S.	298	420	(293)
Research and development credits	—	—	(2,592)
Valuation allowance	8,773	(33,837)	13,992
Reversal of research and development credits, federal and state	—	29,041	—
Other	(220)	1,515	(1,873)
Provision for income taxes	$ 482	$ 611	$ 111

(Loss)/income before income taxes consists of the following components (in thousands):

	2009	2008	2007
United States	$(22,015)	$7,328	$(22,926)
Foreign	466	518	1,123
	$(21,549)	$7,846	$(21,803)

Deferred income tax assets and liabilities at fiscal year-ends consist of the tax effects of temporary differences related to the following (in thousands):

	2009	2008
Deferred tax assets:		
Inventories	$ 10,267	$ 12,118
Deferred revenue	1,213	1,999
Accrued compensation and benefits	1,275	1,292
Product returns and allowances	516	745
Net operating losses	241,489	232,890
Stock options	3,932	—
Foreign deferred taxes	1,801	1,113
Property, plant and equipment	510	—
Other	3,933	5,244
Valuation allowance	(257,072)	(248,299)
Total deferred tax assets	7,864	7,102
Deferred tax liabilities:		
Property, plant and equipment	—	379
Deferred state taxes	6,063	5,610
Total deferred tax liabilities	6,063	5,989
Net deferred tax assets	$ 1,801	$ 1,113

Based upon the Company's operating losses and expected future operating results, management determined that it is more likely than not that the U.S. federal and state deferred tax assets as of October 2, 2009 and October 3, 2008 will not be realized through the reduction of future income tax payments. Consequently, the Company has established a valuation allowance for its net U.S. federal and state deferred tax assets as of those dates. Foreign deferred tax assets consist mainly of research and development credits and are expected to be realized through a reduction of future tax payments, therefore no valuation allowance has been established for these deferred tax assets.

Through the Distribution date, Mindspeed's results of operations were included in Conexant's consolidated federal and state income tax returns. The provision for income taxes and the related deferred tax assets and liabilities for periods prior to the Distribution were calculated as if Mindspeed had filed separate tax returns as an independent company.

In connection with the Distribution, Mindspeed and Conexant entered into a tax allocation agreement which provides, among other things, for the allocation between Conexant and Mindspeed of federal, state, local and foreign tax liabilities relating to Mindspeed. The tax allocation agreement also allocates the liability for any taxes that may arise in connection with the Distribution. The tax allocation agreement generally provides that Conexant will be responsible for any such taxes. However, Mindspeed will be responsible for any taxes imposed on Mindspeed, Conexant or Conexant stockholders if either the Distribution fails to qualify as a reorganization for U.S. federal income tax purposes or the Distribution of Mindspeed Technologies common stock is disqualified as a tax-free transaction to Conexant for U.S. federal income tax purposes and such failure or disqualification is attributable to post-Distribution transaction actions by Mindspeed, its subsidiaries or its stockholders.

As of October 2, 2009, Mindspeed had U.S. federal net operating loss carryforwards of approximately $651.2 million, which expire at various dates through 2030, and aggregate state net operating loss carryforwards of approximately $157.3 million, which expire at various dates through 2030. Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, provide for limitations on the utilization of net operating loss and research and development credit carryforwards if the Company were to undergo an ownership change, as defined in Section 382.

The deferred tax assets as of October 2, 2009 include a deferred tax asset of $10.9 million representing net operating losses arising from the exercise of stock options by Mindspeed employees. To the extent the Company realizes any tax benefit for the net operating losses attributable to the stock option exercises, such amount would be credited directly to stockholders' equity.

To date, the Company has not performed a formal study of potential research and development credits. If, at any time in the future, the Company determines it appropriate to conduct a formal study of potential research and development credits, completion of a study may have an effect on the Company's estimate of this unrealized tax benefit.

The Company has not provided for U.S. taxes or foreign withholding taxes on approximately $400,000 of undistributed earnings from its foreign subsidiaries because such earnings are to be reinvested indefinitely. If these earnings were distributed, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability.

On July 13, 2006, the FASB issued interpretations that clarify the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Accounting Standards Codification 740, Income Taxes, and prescribe a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under the new interpretations, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the new interpretations provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The new interpretations are effective for fiscal years beginning after December 15, 2006.

The Company adopted these interpretations on September 29, 2007. As a result of the adoption and recognition of the cumulative effect of adoption of a new accounting principle, the Company recorded a $202,000 decrease in the liability for unrecognized income tax benefits, with an offsetting decrease in accumulated deficit. As of September 29, 2007 the Company had approximately $28.9 million of total unrecognized tax benefits. Of this total,

$474,000 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate. The remaining $28.4 million of unrecognized tax benefits, if recognized, would have no impact on the effective tax rate and would be recorded as an increase to the Company's deferred tax assets with a related increase in the valuation allowance. However, to the extent that any portion of such benefit is recognized at the time a valuation allowance no longer exists, such benefit would favorably affect the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in the tax provision. As of September 29, 2007, the Company had no liability for the payment of interest and penalties. The liability for the payment of interest and penalties did not change as of October 2, 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Total
Balance as of October 3, 2008	$36,506
Increases in tax positions for current year	526
Balance at October 2, 2009	$37,032

The unrecognized tax benefits of $37.0 million at October 2, 2009 included $1.0 million of tax benefits that, if recognized, would reduce our annual effective tax rate. The remaining $36.0 million of unrecognized tax benefits, if recognized, would have no impact on the effective tax rate and be recorded as an increase to the Company's deferred tax assets with a related increase in the valuation allowance. However, to the extent that any portion of such benefit is recognized at the time a valuation allowance no longer exists, such benefit would favorably affect the effective tax rate. The Company does not anticipate that unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company is currently open to audit under the statute of limitations by the taxing authorities for the years ended September 30, 2005 to 2009 in our foreign jurisdictions.

5. Fair Value Measurements

On October 4, 2008, the Company adopted certain provisions under Accounting Standards Codification 820, Fair Value Measurements and Disclosures, or ASC 820, for financial assets and financial liabilities and for non-financial assets and non-financial liabilities that we recognize or disclose at fair value on a recurring basis (at least annually). As of the date of adoption, these included cash equivalents and convertible senior notes. Consistent with the provisions of ASC 820, the Company elected to defer the provisions which relate to non-financial assets and non-financial liabilities that the Company does not recognize or disclose at fair value on a recurring basis.

ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

- Level 1 uses unadjusted quoted prices that are available in active markets for identical assets or liabilities. The Company's Level 1 assets include investments in money market funds.

- Level 2 uses inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data. The Company's Level 2 liabilities include convertible senior notes.

- Level 3 uses one or more significant inputs that are unobservable and supported by little or no market activity, and reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation. The Company does not have any assets or liabilities that are valued using inputs identified under a Level 3 hierarchy.

The following table represents financial assets that we measured at fair value on a recurring basis. We have classified these assets and liabilities in accordance with the fair value hierarchy set forth in ASC 820 (in thousands):

October 2, 2009	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value as of October 2, 2009
Assets:			
Cash equivalents	$20,891		$20,891
Liabilities:			
Senior convertible debt		$25,096	$25,096

October 3, 2008	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value as of October 3, 2008
Assets:			
Cash equivalents	$43,033		$43,033
Liabilities:			
Senior convertible debt		$41,161	$41,161

The following table sets forth the carrying amount and estimated fair values of financial assets and liabilities (in thousands).

	October 2, 2009		October 3, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash equivalents	$20,891	$20,891	$43,033	$43,033
Liabilities:				
Senior convertible debt	$25,486	$25,096	$46,000	$41,161

6. Revolving Credit Facility and Convertible Senior Notes

Revolving Credit Facility

On September 30, 2008, the Company entered into a loan and security agreement with Silicon Valley Bank (SVB), which was amended effective March 2, 2009. Under the loan and security agreement, SVB has agreed to provide the Company with a three-year revolving credit line of up to $15.0 million, subject to availability against certain eligible accounts receivable, for the purposes of: (i) working capital; (ii) funding its general business requirements; and (iii) repaying or repurchasing its 3.75% convertible senior notes due in 2009. The indebtedness of the Company to SVB under the loan and security agreement is guaranteed by three domestic subsidiaries of the Company and secured by substantially all of the domestic assets of the Company and such subsidiaries, other than intellectual property.

Any indebtedness under the loan and security agreement bears interest at a variable rate ranging from prime plus 0.25% to a maximum rate of prime plus 1.25%, as determined in accordance with the interest rate grid set forth in the loan and security agreement. The loan and security agreement contains affirmative and negative covenants which, among other things, require the Company to maintain a minimum tangible net worth and to deliver to SVB specified financial information, including annual, quarterly and monthly financial information, and limit the Company's ability to (or, in certain circumstances, to permit any subsidiaries to), subject to certain exceptions and limitations: (i) merge with or acquire other companies; (ii) create liens on its property; (iii) incur debt obligations; (iv) enter into transactions with affiliates, except on an arm's length basis; (v) dispose of property; and (vi) issue dividends or make distributions.

As of October 2, 2009, the Company was in compliance with all required covenants. Proceeds from the credit facility will be used to maintain liquidity and fund working capital requirements, on an as needed basis. At October 2, 2009, the Company had no outstanding borrowings under the credit facility with SVB.

3.75% Convertible Senior Notes due 2009

In December 2004, the Company sold $46.0 million aggregate principal amount of convertible senior notes due in November 2009 for net proceeds (after discounts and commissions) of approximately $43.9 million. The notes are senior unsecured obligations of the Company, ranking equal in right of payment with all future unsecured indebtedness. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18. The notes were due November 18, 2009. The Company used approximately $3.3 million of the proceeds to purchase U.S. government securities that were pledged to the trustee for the payment of the first four scheduled interest payments on the notes when due.

The notes are convertible, at the option of the holder, at any time prior to maturity into shares of the Company's common stock. Upon conversion, the Company may, at its option, elect to deliver cash in lieu of shares of its common stock or a combination of cash and shares of common stock. Effective May 13, 2005, the conversion price of the notes was adjusted to $11.55 per share of common stock, which is equal to a conversion rate of approximately 86.58 shares of common stock per $1,000 principal amount of notes. Prior to this adjustment, the conversion price applicable to the notes was $14.05 per share of common stock, which was equal to approximately 71.17 shares of common stock per $1,000 principal amount of notes. The adjustment was made pursuant to the terms of the indenture governing the notes. The conversion price is subject to further adjustment under the terms of the indenture to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and certain other events.

If the Company undergoes certain fundamental changes (as defined in the indenture), holders of notes may require the Company to repurchase some or all of their notes at 100% of the principal amount plus accrued and unpaid interest. If, upon notice of certain events constituting a fundamental change, holders of the notes elect to convert the notes, the Company may be required to make an additional cash payment per $1,000 principal amount of notes in connection with the conversion. The amount of the additional cash payment, if any, will be determined by reference to a table set forth in the indenture governing the notes and the Company's average stock price (as determined in accordance with the indenture) for the 20 trading days following the conversion date. If an applicable fundamental change were to occur between November 18, 2008 and November 18, 2009, the amount of the additional cash payment would be equal to such average stock price times a multiplier of up to 11.95. The Company's obligation to make the additional cash payment will not apply to fundamental changes that occur on or after November 18, 2009, and the applicable multiplier will decrease on a daily basis through that date. Notwithstanding the foregoing, no additional cash payment will be required if the applicable average stock price is less than $11.50 per share (subject to adjustment as set forth in the indenture). In the event of a non-stock change of control constituting a "public acquirer change of control" (as defined in the indenture), the Company may, in lieu of making an additional cash payment upon conversion as required by the indenture, elect to adjust the conversion price and the related conversion obligation such that the noteholders will be entitled to convert their notes into a number of shares of public acquirer common stock.

For financial accounting purposes, the Company's contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of October 2, 2009, the liability under the fundamental change adjustment has been recorded at its estimated fair value, which is zero based on the Company's current stock price.

In connection with the sale of the notes, the Company granted the purchasers certain registration rights. The Company's Form S-3 registration statement covering the resale of the notes and the sale of shares issuable upon conversion of the notes was declared effective by the Securities and Exchange Commission (SEC) on April 6, 2005.

Upon completion of the sale of the notes, the $50.0 million Credit Agreement with Conexant was terminated. The Company had made no borrowings under the credit facility, and no portion of the related warrant is, or will become, exercisable.

In October 2008, the Company repurchased $20.5 million aggregate principal amount of its 3.75% convertible senior notes due in November 2009, for cash of $17.3 million. The repurchases occurred in two separate transactions on October 16 and October 23, 2008. The related debt discount and debt issuance costs totaling approximately $300,000 were written off. The repurchase resulted in a gain on debt extinguishment of $2.9 million. At October 2, 2009, $10.5 million in aggregate principal amount of the Company's 3.75% convertible senior notes were outstanding. See Note 18 to these consolidated financial statements for information regarding the payment of this remaining outstanding amount.

6.50% Convertible Senior Notes due 2013

On July 30, 2008, the Company entered into separate exchange agreements with certain holders of its existing convertible senior notes due in November 2009, pursuant to which holders of an aggregate of $15.0 million of the existing notes agreed to exchange their notes for $15.0 million in aggregate principal amount of a new series of convertible senior notes due 2013 (the new notes). The exchanges closed on August 1, 2008. The Company paid at the closing an aggregate of approximately $100,000 in accrued and unpaid interest on the existing notes that were exchanged for the new notes, as well as approximately $900,000 in transaction fees.

The Company issued the convertible senior notes due in August 2013, or new notes, pursuant to an indenture, dated as of August 1, 2008, between it and Wells Fargo Bank, N.A., as trustee.

The new notes are unsecured senior indebtedness and bear interest at a rate of 6.50% per annum. Interest is payable on February 1 and August 1 of each year, commencing on February 1, 2009. The new notes mature on August 1, 2013. At maturity, the Company will be required to repay the outstanding principal of the new notes. As of October 2, 2009, $15.0 million in aggregate principal amount of the Company's 6.50% convertible senior notes were outstanding.

The new notes are convertible at the option of the holders, at any time on or prior to maturity, into shares of the Company's common stock at a conversion rate initially equal to approximately $4.74 per share of common stock, which is subject to adjustment in certain circumstances. Upon conversion of the new notes, the Company generally has the right to deliver to the holders thereof, at its option: (i) cash; (ii) shares of its common stock; or (iii) a combination thereof. The initial conversion price of the new notes will be adjusted to reflect stock dividends, stock splits, issuances of rights to purchase shares of its common stock, and upon other events. If the Company undergoes certain fundamental changes prior to maturity of the new notes, the holders thereof will have the right, at their option, to require it to repurchase for cash some or all of their new notes at a repurchase price equal to 100% of the principal amount of the new notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date, or convert the new notes into shares of its common stock and, under certain circumstances, receive additional shares of its common stock in the amount provided in the indenture.

For financial accounting purposes, the Company's contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of October 2, 2009, the liability under the fundamental change adjustment has been recorded at its estimated fair value, which is zero based on the Company's current stock price.

If there is an event of default under the new notes, the principal of and premium, if any, on all the new notes and the interest accrued thereon may be declared immediately due and payable, subject to certain conditions set forth in the indenture. An event of default under the indenture will occur if we: (i) are delinquent in making certain payments due under the new notes; (ii) fail to deliver shares of common stock or cash upon conversion of the new notes; (iii) fail to deliver certain required notices under the new notes; (iv) fail, following notice, to cure a breach of a covenant under the new notes or the indenture; (v) incur certain events of default with respect to other indebtedness; or (vi) is subject to certain bankruptcy proceedings or orders. If the Company fails to deliver certain SEC reports to the trustee in a timely manner as required by the indenture, (x) the interest rate applicable to the new notes during the delinquency will be increased by 0.25% or 0.50%, as applicable (depending on the duration of the delinquency), and (y) if the required reports are not delivered to the trustee within 180 days after their due date under the indenture, a holder of the new notes will generally have the right, subject to certain limitations, to require the Company to repurchase all or any portion of the new notes then held by such holder.

7. Commitments

In June 2007, the Company extended its Sublease with Conexant pursuant to which the Company leases its headquarters in Newport Beach, California. The Sublease, which had been amended and restated in March 2005, had an initial term through June 2008. The Sublease has been extended for an additional two year term (through June 2010) for a reduced amount of space. Rent payable under the Sublease for the next 12 months is approximately $2.6 million. Rent payable is subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. The Company estimates its minimum future obligation under the Sublease at approximately $3.9 million over the remainder of the lease term, but actual costs under the Sublease will vary based upon Conexant's actual costs. In addition, each year the Company may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs.

The Company leases its other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2014 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time.

Amounts due under facility leases were approximately $6.6 million (2009), $8.0 million (2008) and $8.8 million (2007), including $5.2 million (2009), $6.5 million (2008) and $6.6 million (2007) due to Conexant under the Sublease. As of October 2, 2009, the Company's minimum future obligations under operating leases (including the estimated minimum future obligation under the Sublease) are as follows (in thousands):

Fiscal Year	
2010	$5,524
2011	1,140
2012	708
2013	704
2014	361
Thereafter	—
Total minimum future lease payments	$8,437

8. Contingencies

Various lawsuits, claims and proceedings have been or may be instituted or asserted against Conexant or Mindspeed, including those pertaining to product liability, intellectual property, our facilities, environmental, safety and health, and employment matters. In connection with the Distribution, Mindspeed assumed responsibility for all contingent liabilities and current and future litigation against Conexant or its subsidiaries to the extent such matters relate to Mindspeed.

The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that the Company will be able to license a third party's intellectual property. Injunctive relief could have a material adverse effect on the financial condition or results of operations of the Company. Based on its evaluation of matters which are pending or asserted, management of the Company believes the disposition of such matters will not have a material adverse effect on the financial condition or results of operations of the Company.

9. Guarantees

The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the Distribution, the Company generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to Mindspeed. The Company may also be responsible for certain federal income tax liabilities under the tax allocation agreement between Mindspeed and Conexant, which provides that the Company will be responsible for certain taxes imposed on Mindspeed, Conexant or Conexant stockholders. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. Some customer guarantees and indemnities, and the majority of other guarantees and indemnities, do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

10. Capital Stock

The Company's authorized capital consists of 100.0 million shares of common stock, par value $0.01 per share, and 25.0 million shares of preferred stock, par value $0.01 per share, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock (Series A Junior Preferred Stock) and 3.5 million shares are designated as Series B Junior Participating Preferred Stock (Series B Junior Preferred Stock).

The Company has a preferred share purchase rights plan to protect stockholders' rights in the event of a proposed takeover of the Company. Pursuant to the preferred share purchase right (a Right) attached to each share of common stock, the holder may, in certain takeover-related circumstances, become entitled to purchase from the Company 5/100th of a share of Series A Junior Preferred Stock at a price of $20, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will generally be exercisable for shares of the Company's common stock or stock of the acquiring person having a then-current market value of twice the exercise price. In certain events, each Right may be exchanged by the Company for one share of common stock or 5/100th of a share of Series A Junior Preferred Stock. The Rights expire on June 26, 2013, unless earlier exchanged or redeemed at a redemption price of $0.01 per Right, subject to adjustment.

The Company also has a Section 382 Rights Agreement intended to protect the Company's net operating loss carryforwards (NOLs) to reduce potential future federal income tax obligations. However, if the Company were to experience an "Ownership Change," as defined in Section 382 of the Internal Revenue Code, its ability to use the NOLs will be significantly limited, and the timing of the usage of the NOLs could be significantly limited, which could therefore significantly impair the value of that asset. Pursuant to each preferred share purchase right under the Section 382 Rights Agreement, attached to each share of common stock, the holder may, upon an "Ownership Change" and subject to certain other conditions, become entitled to purchase from the Company a unit consisting of 1/100th of a share of Series B Junior Preferred Stock at a price of $15 per unit, subject to adjustment. Each unit of Series B Junior Preferred Stock has a minimum preferential quarterly dividend of $0.01 per unit (or any higher per share dividend declared on the common stock), a liquidation preference equal to $1.00 per unit and the per share amount paid in respect of each share of common stock and the right to one vote, voting together with common stock. The preferred share purchase rights under the Section 382 Rights Agreement expire on August 9, 2012, unless earlier redeemed or exchanged, or Section 382 of the Internal Revenue Code is repealed.

Warrants

In the Distribution, Mindspeed issued to Conexant a warrant to purchase six million shares of Mindspeed common stock at a price of $17.04 per share, exercisable through June 27, 2013. The $89.0 million fair value of the warrant (estimated by management at the time of the Distribution using the Black-Scholes option pricing model) was recorded as a return of capital to Conexant. As of October 2, 2009, the entire warrant remains outstanding.

The warrant held by Conexant contains antidilution provisions that provide for adjustment of the warrant's exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. In the event that the Company issues, or is deemed to have issued, shares of its common stock, or securities convertible into its common stock, at prices below the current market price of its common stock (as defined in the warrant) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of the common stock at the time of the issuance of such securities. In August 2009, the Company issued and sold 4,750,000 shares of its common stock at a public offering price of $2.05 per share which was below the current market price of our stock. Due to these antidilution provisions, the number of shares related to this warrant was adjusted to represent the right to purchase approximately 6.1 million and the price was adjusted to $16.74 per share.

11. Stock-Based Compensation

Effective October 1, 2005, the Company adopted standards under Accounting Standards Codification 718, Compensation — Stock Compensation, or ASC 718, using the "modified prospective application." The Company elected the transition method related to accounting for the tax effects of share-based payment awards to employees. ASC 718 requires that the Company account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. As required by ASC 718, the Company's stock-based compensation expense for fiscal 2009, fiscal 2008 and fiscal 2007 includes the fair value of new awards, modified awards and any unvested awards outstanding at October 1, 2005. The fair value of restricted stock awards is based upon the market price of our common stock at the grant date. The Company estimates the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The fair value of each award is recognized on a straight-line basis over the vesting or service period.

Stock-based compensation awards generally vest over time and require continued service to the Company and, in some cases, require the achievement of specified performance conditions. The amount of compensation expense recognized is based upon the number of awards that are ultimately expected to vest. The Company estimates forfeiture rates of 10% to 12.5% depending on the characteristics of the award.

As a result of the Company's recent operating losses and the possibility of future operating results, no income tax benefits have been recognized for any U.S. federal and state operating losses — including those related to stock-based compensation expense. The Company does not expect to recognize any income tax benefits relating to future operating losses until it determines that such tax benefits are more likely than not to be realized.

The fair value of stock options awarded was estimated at the date of grant using the Black-Scholes option-pricing model. The following table summarizes the weighted-average assumptions used and the resulting fair value of options granted:

	2009	2008	2007
Weighted-average fair value of options granted	$ 1.08	$ 1.84	$ 5.80
Weighted-average assumptions:			
Expected volatility	87%	64%	74%
Dividend yield	—	—	—
Expected option life	2.8 years	3.2 years	3.3 years
Risk-free interest rate	1.4%	2.8%	4.7%

The expected option term was estimated based upon historical experience and management's expectation of exercise behavior. The expected volatility of the Company's stock price is based upon the historical daily changes in the price of the Company's common stock. The risk-free interest rate is based upon the current yield on U.S. Treasury securities having a term similar to the expected option term. Dividend yield is estimated at zero because the Company does not anticipate paying dividends in the foreseeable future.

Stock-based compensation expense related to employee stock options and restricted stock under ASC 718 was allocated as follows (in thousands):

	2009	2008
Cost of goods sold	$ 85	$ 173
Research and development	765	2,267
Selling, general and administrative	1,825	3,066
Total stock-based compensation expense	$2,675	$5,506

Stock Compensation Plans

The Company has two principal stock incentive plans: the 2003 Long-Term Incentives Plan and the Directors Stock Plan. The 2003 Long-Term Incentives Plan provides for the grant of stock options, restricted stock, restricted stock units and other stock-based awards to officers and employees of the Company. The Directors Stock Plan provides for the grant of stock options, restricted stock units and other stock-based awards to the Company's non-employee directors. As of October 2, 2009, an aggregate of 2.2 million shares of the Company's common stock were available for issuance under these plans. On March 10, 2009, the stockholders of the Company approved a plan amendment, which included an increase in the authorized number of shares reserved for issuance under the 2003 Long-Term Incentives Plan to approximately 6.7 million shares.

The Company also has a 2003 Stock Option Plan, under which stock options were issued in connection with the Distribution. In the Distribution, each holder of a Conexant stock option (other than options held by persons in certain foreign locations) received an option to purchase a number of shares of Mindspeed common stock. The number of shares subject to, and the exercise prices of, the outstanding Conexant options and the Mindspeed options were adjusted so that the aggregate intrinsic value of the options was equal to the intrinsic value of the Conexant option immediately prior to the Distribution and the ratio of the exercise price per share to the market value per share of each option was the same immediately before and after the Distribution. As a result of such option adjustments, Mindspeed issued options to purchase an aggregate of approximately six million shares of its common stock to holders of Conexant stock options (including Mindspeed employees) under the 2003 Stock Option Plan. There are no shares available for new stock option awards under the 2003 Stock Option Plan. However, any shares subject to the unexercised portion of any terminated, forfeited or cancelled option are available for future option grants only in connection with an offer to exchange outstanding options for new options.

Prior to February 2007, the Company maintained employee stock purchase plans for its domestic and foreign employees. Under ASC 718, the plans were non-compensatory and the Company has recorded no compensation expense in connection therewith. The employee stock purchase plans were terminated by the Company's board of directors effective February 28, 2007. During the years ended September 30, 2007 and 2006, the Company issued 7,000 and 21,600 shares of its common stock under the employee stock purchase plan for net proceeds of $81,000 and $298,000, respectively.

From time to time, the Company may issue, and has previously issued stock based awards outside of these plans pursuant to stand-alone agreements and in accordance with NASDAQ Listing Rule 5635(c).

Stock Option Awards

Prior to fiscal 2006, stock-based compensation consisted principally of stock options. Eligible employees received grants of stock options at the time of hire; the Company also made broad-based stock option grants covering substantially all employees annually. Stock option awards have exercise prices not less than the market price of the common stock at the grant date and a contractual term of eight or ten years, and are subject to time-based vesting (generally over four years). On April 10, 2009, the Company offered current eligible employees of Mindspeed and its subsidiaries the right to exchange certain unexercised options to purchase shares of the Company's common stock. The offer period on the exchange program ended on May 15, 2009, at which time the Company exchanged 754,000 previously issued stock options for 250,000 new stock options with an exercise price of $1.70, the market price of the Company's common stock on that date. The Company has chosen to account for this transaction under the bifurcated approach and recorded an insignificant amount of incremental compensation expense in conjunction with this exchange.

The following table summarizes stock option activity under all plans:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 29, 2006	4,439	$11.60	4.3 years	$1.9 million
Exercisable at September 29, 2006	3,734	$11.30	3.9 years	$1.4 million
Granted	491	10.85		
Exercised	(422)	8.05		$1.2 million
Forfeited or expired	(526)	13.25		
Outstanding at September 28, 2007	3,982	$11.65	4.0 years	$1.4 million
Exercisable at September 28, 2007	3,308	$11.55	3.3 years	$1.3 million
Granted	495	4.20		
Exercised	(18)	5.97		$ 33,000
Forfeited or expired	(931)	12.15		
Outstanding at October 3, 2008	3,528	$10.50	3.7 years	$ —
Exercisable at October 3, 2008	2,704	$11.59	2.6 years	$ —
Granted	1,294	1.98		
Exercised	—	—		$ —
Forfeited or expired	(1,694)	11.40		
Outstanding at October 2, 2009	3,128	$ 6.48	4.9 years	$ —
Exercisable at October 2, 2009	1,461	$10.84	2.8 years	$ —

As of October 2, 2009, there was unrecognized compensation expense of $1.9 million related to unvested stock options, which the Company expects to recognize over a weighted-average period of 1.4 years.

The following table summarizes all options to purchase Mindspeed common stock outstanding at October 2, 2009:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.75 - $4.85	1,849	3.0	$ 2.59	245	$ 4.13
5.02 - 9.75	356	2.1	8.32	340	8.36
10.00 - 19.65	885	1.2	12.66	838	12.72
20.07 - 27.82	16	1.3	21.99	16	21.99
32.20 - 47.50	22	2.6	44.17	22	44.17
0.75 - 47.50	3,128	2.2	6.48	1,461	10.84

Restricted Stock Awards

The Company's stock incentive plans also provide for awards of restricted shares of common stock and other stock-based incentive awards and from time to time the Company has used restricted stock awards for incentive or retention purposes. Restricted stock awards have time-based vesting and/or performance conditions and are generally subject to forfeiture if employment terminates prior to the end of the service period or if the prescribed performance criteria are not met. Restricted stock awards are valued at the grant date based upon the market price of the Company's common stock and the fair value of each award is charged to expense over the service period.

Restricted stock grants totaled 211,000 shares (2009), 772,000 shares (2008) and 556,000 shares (2007). Many of the Company's restricted stock awards are intended to provide performance emphasis and incentive compensation through vesting tied to each employee's performance against individual goals, as well as to improvements in the Company's operating performance. The actual amounts of expense will depend on the number of awards that ultimately vest upon the satisfaction of the related performance and service conditions.

The fair value of each award is charged to expense over the service period. The following table summarizes restricted stock award activity:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at September 29, 2006	735	$12.70
Granted	556	9.55
Vested	(531)	11.55
Forfeited	(122)	12.20
Nonvested shares at September 28, 2007	638	$10.85
Granted	772	4.49
Vested	(594)	7.64
Forfeited	(134)	8.87
Nonvested shares at October 3, 2008	682	$ 6.69
Granted	211	1.86
Vested	(472)	6.61
Forfeited	(50)	7.02
Nonvested shares at October 2, 2009	371	$ 4.50

The total fair value of shares vested during the year ended October 2, 2009 was $598,000. As of October 2, 2009, there was unrecognized compensation expense of $729,000 related to unvested restricted stock awards, which the Company expects to recognize over a weighted-average period of 1.1 years.

12. Asset Acquisition

On September 25, 2007, the Company, through its wholly-owned subsidiary, Mindspeed Development Sub, Inc. (Buyer), completed its acquisition of certain assets of Ample Communications, Inc. (Ample), pursuant to an Asset Purchase Agreement, dated as of September 4, 2007, between Buyer and Silicon Valley Bank as agent for itself and Gold Hill Lending Group 03, LP (Seller).

Pursuant to the terms of the Asset Purchase Agreement, the Company paid $4.6 million for certain of Ample's assets, including intellectual property, inventory, accounts receivable, backlog and certain contract rights. During the time between signing and closing, the Company advanced certain funds to Seller solely to enable Seller and its representatives to service and maintain the assets to be purchased. The preliminary purchase price was as follows (in thousands):

Total cash consideration	$5,401
Acquisition related transaction costs	667
Less cash acquired	20
Total preliminary purchase price	$6,048

Acquisition related transaction costs include Mindspeed's estimate of legal and accounting fees and other external costs directly related to the transaction.

Net assets acquired consist of the following:

Inventories, net	$ 359
Accounts receivable	5
Certain identified fixed assets	160
Intangible assets	3,200
Goodwill	2,324
Total assets acquired	$6,048

During fiscal 2008, the Company recorded purchase accounting adjustments related to additional transaction costs, additional cash and accounts receivable received as well as a decrease in the value of fixed assets received. Accordingly, the balance of goodwill has changed as follows (in thousands):

	September 28, 2007	Purchase Price Adjustments	October 3, 2008
Goodwill	$2,324	$105	$2,429

Identifiable intangible assets consist of the following (in thousands):

	Estimated Fair Value	Estimated Average Remaining Useful Life
Backlog	$ 100	3 months
Developed technology	3,100	5 years
Total intangible assets	$3,200	

See Notes 13 and 14 to these consolidated financial statements for a discussion of the impairment of developed technology and goodwill recorded by the Company during the fiscal year ended October 2, 2009.

13. Asset Impairments and Other Charges

Included within cost of goods sold for the fiscal year ended October 2, 2009 are asset impairments and other charges of $3.7 million recorded in the second quarter of fiscal 2009. These charges include a $2.4 million write-down of the carrying value of developed technology related to the Company's acquisition of certain assets of Ample in the fourth quarter of fiscal 2007. Management evaluated the recoverability of the assets related to Ample to determine whether their value was impaired, based upon the future cash flows expected to be generated by the associated products over the remainder of their life cycles. Because the estimated undiscounted cash flows were less than the carrying value of the related assets, management determined that such assets were impaired. The Company recorded an impairment charge equal to the full book value of the assets by comparing the estimated fair value of the asset to their carrying value. The fair value was determined by computing the present value of the expected future cash flows using a discount rate of 20%, which management believes is commensurate with the underlying risks associated with the projected cash flows. Management believes the assumptions used in the discounted cash flow model represent a reasonable estimate of the fair value of the assets.

In addition, in the fiscal year ended October 2, 2009, asset impairments and other charges within cost of goods sold includes a $1.1 million write-down of Ample related inventory due to a decrease in demand for these products recorded during the second quarter of fiscal 2009. The Company assesses the recoverability of its inventories at least quarterly through a review of inventory levels in relation to foreseeable demand (generally over 12 months). Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, the Company writes down the value of those inventories which, at the time of its review, the Company expects to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

Also, in the second quarter of fiscal 2009, the Company recorded other asset impairments within cost of goods sold totaling approximately $300,000 associated with manufacturing related property and equipment that the Company determined to abandon or scrap.

14. Special Charges

Special charges consist of the following:

	2009	2008	2007
	($ in thousands)		
Asset impairments	$2,865	$ —	$ —
Restructuring charges	4,031	211	4,724
Total special charges	$6,896	$211	$4,724

Asset Impairments

In addition to the $3.7 million in asset impairments and other charges discussed in Note 13 to these consolidated financial statements, during fiscal year 2009, the Company recorded asset impairment charges of $2.9 million. Included in this amount are asset impairment charges of approximately $500,000 related to software and property and equipment that the Company determined to abandon or scrap, as well as asset impairment charges of $2.4 million to write-down the carrying value of goodwill related to the Company's acquisition of certain assets of Ample in the fourth quarter of fiscal 2007. In the second quarter of fiscal 2009, the Ample reporting unit experienced a severe decline in sales and profitability due to a significant decline in demand that the Company believes was a result of the downturn in global economic conditions, as well as a bankruptcy filed by the reporting unit's most significant customer. The drop in market demand resulted in significant declines in unit sales. Due to these market and economic conditions, the Ample reporting unit experienced a significant decline in market value. As a result, the Company concluded that there were sufficient factual circumstances for interim impairment analyses. Accordingly, in the second quarter of fiscal 2009, the Company performed an assessment of goodwill for impairment. Based on the results of its assessment of goodwill for impairment, the Company determined that the carrying value of the Ample reporting unit exceeded its estimated fair value. Therefore, the Company performed a second step of the impairment test to estimate the implied fair value of goodwill. The required analysis indicated that there would be no remaining implied value attributable to goodwill in the Ample reporting unit and the Company impaired the entire goodwill balance of $2.4 million.

Restructuring Charges

Mindspeed Second Quarter Fiscal 2009 Restructuring Plan — In the second quarter of fiscal 2009, the Company announced the implementation of cost reduction measures with most of the savings expected to be derived from focused reductions in the areas of sales, general and administrative and wide area networking communication spending, including the closure of its Dubai facility. During fiscal 2009, the Company incurred special charges of $1.1 million in connection with this restructuring primarily related to severance costs for affected employees. As of the end of fiscal 2009, this restructuring plan was complete and the Company does not expect to incur significant additional costs related to this restructuring plan in future periods.

Activity and liability balances related to the Company's second quarter fiscal 2009 restructuring plan through October 2, 2009 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$1,047	$ 87	$1,134
Cash payments	(969)	—	(969)
Non-cash charges	—	(87)	(87)
Restructuring balance, October 2, 2009	$ 78	$ —	$ 78

The remaining accrued restructuring balance principally represents employee severance benefits. The Company expects to pay these obligations over their respective terms, which expire at various dates through fiscal 2010.

Mindspeed First Quarter Fiscal 2009 Restructuring Plan — During the first quarter of fiscal 2009, the Company implemented a restructuring plan under which it reduced its workforce by approximately 6%. In connection with this reduction in workforce, the Company recorded a charge of $2.4 million for severance benefits payable to the affected employees. In December 2008, the Company vacated approximately 70% of its Massachusetts facility and recorded a charge related to contractual obligations on this space of approximately $400,000. As of the end of fiscal 2009, this restructuring plan was complete and the Company does not expect to incur significant additional costs related to this restructuring plan in future periods.

Activity and liability balances related to the Company's first quarter fiscal 2009 restructuring plan through October 2, 2009 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 2,405	$ 368	$ 2,773
Cash payments	(2,115)	(190)	(2,305)
Non-cash charges	(3)	(92)	(95)
Restructuring balance, October 2, 2009	$ 287	$ 86	$ 373

The remaining accrued restructuring balance principally represents obligations under non-cancelable leases, employee severance benefits and other contractual commitments. The Company expects to pay these obligations over their respective terms, which expire at various dates through fiscal 2011.

Mindspeed Restructuring Plans — In fiscal 2006 and 2007, the Company implemented a number of cost reduction initiatives to improve its operating cost structure. These cost reduction initiatives included workforce reductions, significant reductions in capital spending and the consolidation of certain facilities. Activity under these initiatives was minimal in fiscal 2009 and there is no remaining accrued restructuring balance related to these plans at October 2, 2009.

15. Employee Benefit Plans

The Company sponsors a 401(k) retirement savings plan for its eligible employees. The Company matches a portion of employee contributions and can fund the matching contribution in shares of its common stock or in cash. In fiscal 2009, the Company contributed $1.2 million in cash, which was used to buy shares of the Company's common stock, to fund the matching contributions. In fiscal 2008, the Company issued 70,000 shares of its common stock and contributed $914,000 in cash, which was used to buy shares of the Company's common stock, to fund the matching contributions. In fiscal 2007, the Company issued 122,000 shares of its common stock to fund the matching contributions. The Company recognized expenses under the retirement savings plans of $1.2 million (2009), $1.4 million (2008) and $1.2 million (2007).

16. Related Party Transactions

The Company leases its headquarters and principal design center in Newport Beach, California from Conexant. For the years ended October 2, 2009, October 3, 2008 and September 28, 2007, rent and operating expenses paid to Conexant were $5.2 million, $6.5 million, and $6.6 million, respectively.

At October 2, 2009 and October 3, 2008, the Company had a liability to Conexant of $160,000 and $185,000, respectively, associated with the rental of its facility.

17. Segment and Other Information

The Company operates a single business segment which designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Revenues by product line are as follows (in thousands):

	2009	2008	2007
Multiservice access DSP products	$ 49,452	$ 48,402	$ 34,340
High-performance analog products	39,084	41,900	37,482
WAN communications products	33,016	54,047	53,983
Intellectual property	5,000	16,350	2,000
	$126,552	$160,699	$127,805

Revenues by geographic area are presented based upon the country of destination. Revenues by geographic area are as follows (in thousands):

	2009	2008	2007
United States	$ 30,571	$ 51,775	$ 39,036
Other Americas	6,531	6,317	7,197
Total Americas	37,102	58,092	46,233
Malaysia	6,949	7,097	8,841
Taiwan	3,699	5,803	6,937
China	52,266	49,574	35,343
Japan	4,257	8,040	7,411
Other Asia-Pacific	10,094	11,999	8,576
Total Asia-Pacific	77,265	82,513	67,108
Europe, Middle East and Africa	12,185	20,094	14,464
	$126,552	$160,699	$127,805

No other foreign country represented 10% or more of net revenues for any of the periods presented. The Company believes a substantial portion of the products sold to original equipment manufacturers and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end-markets in the Americas and Europe.

Long-lived assets consist of property, plant and equipment, license agreements, goodwill and intangible assets and other long-term assets. Long-lived assets by geographic area at fiscal year-ends are as follows (in thousands):

	2009	2008
United States	$15,663	$18,912
Europe, Middle East and Africa	1,191	1,237
Asia-Pacific	2,146	2,175
	$19,000	$22,324

18. Subsequent Events

On October 9, 2009, the Company committed to the implementation of a restructuring plan. The plan consists primarily of a facilities consolidation and secondarily of a targeted headcount reduction. The restructuring plan is expected to be substantially completed during the fiscal first quarter of 2010. The Company made the decision to implement the restructuring in furtherance of its efforts to consolidate facilities and to continue to reallocate resources from certain selling, general and administrative functions to research and development. The Company currently expects to incur total special charges and to make cash expenditures ranging from approximately $900,000 to $1.0 million resulting from these actions, primarily related to the impairment of a portion of the Company's headquarters in Newport Beach, California.

On November 17, 2009, the Company repaid the remaining $10.5 million outstanding under its 3.75% convertible senior notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mindspeed Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Mindspeed Technologies, Inc. and subsidiaries (the "Company") as of October 2, 2009 and October 3, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended October 2, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mindspeed Technologies, Inc. and subsidiaries at October 2, 2009 and October 3, 2008, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Costa Mesa, CA
November 24, 2009

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 2, 2009. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within required time periods. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of October 2, 2009, these disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

There were no changes in our internal control over financial reporting during the fiscal quarter ended October 2, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, management concluded that the company's internal control over financial reporting was effective as of October 2, 2009.

This Annual Report on Form 10-K report does not include an attestation report of the company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to the attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report on internal control in this annual report.

PART III

Certain information required by Part III is omitted from this Annual Report and is incorporated herein by reference to the Company's definitive Proxy Statement for the 2010 Annual Meeting of Stockholders (the Proxy Statement) to be filed with the SEC.

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item is incorporated herein by reference from the sections entitled "Board of Directors — Election of Directors," "Executive Officers," "Board of Directors — Board Governance Matters" and "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

We have adopted a code of ethics entitled "Code of Business Conduct and Ethics," that applies to all employees, including our executive officers and directors. A copy of the Code of Business Conduct and Ethics is posted on our website *(www.mindspeed.com)*. In addition, we will provide to any person without charge a copy of the Code of Business Conduct and Ethics upon written request to our secretary at the address listed on the cover page of this Annual Report on Form 10-K. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions granted to executive officers and directors, on our web site within four business days following the date of such amendment or waivers.

Item 11. ***Executive Compensation***

The information required by this Item is incorporated herein by reference to the sections entitled "Executive Officer and Director Compensation," "Board of Directors — Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference to the sections entitled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated by reference to the sections entitled "Certain Relationships and Related Transactions" and "Board of Directors — Board Governance Matters" in the Proxy Statement.

Item 14. ***Principal Accounting Fees and Services***

The information required by this Item is incorporated herein by reference to the section entitled "Principal Accounting Fees and Services" in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements*

The following consolidated financial statements of the Company for the three fiscal years ended October 2, 2009 are included herewith:

Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows, Consolidated Statements of Stockholders' Equity and Comprehensive Loss, Notes to Consolidated Financial Statements, and Report of Independent Registered Public Accounting Firm

(2) *Supplemental Schedules*

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(3) *Exhibits*

2.1 Asset Purchase Agreement, dated as of September 4, 2007, by and between Silicon Valley Bank, as agent for itself and Gold Hill Lending Group 03, LP and Mindspeed Development Sub, Inc., filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated September 25, 2007, is incorporated herein by reference (SEC File No. 000-50499).

3.1 Restated Certificate of Incorporation of the Registrant, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-106146), is incorporated herein by reference.

3.2 Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on July 1, 2008, is incorporated herein by reference (SEC File No. 001-31650).

3.3 Certificate of Designation of Series B Junior Participating Preferred Stock, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on August 10, 2009, is incorporated herein by reference (SEC File No. 001-31650).

3.4 Amended and Restated Bylaws of the Registrant, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference (SEC File No. 000-50499).

4.1 Specimen certificate for the Registrant's Common Stock, par value $.01 per share, filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference (SEC File No. 001-31650).

4.2 Rights Agreement dated as of June 26, 2003, by and between the Registrant and Mellon Investor Services LLC, as Rights Agent, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on July 1, 2003, is incorporated herein by reference (SEC File No. 001-31650).

4.3 First Amendment to Rights Agreement, dated as of December 6, 2004, by and between the Registrant and Mellon Investor Services LLC, filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed on December 8, 2004, is incorporated herein by reference (SEC File No. 001-31650).

4.4 Second Amendment to Rights Agreement, dated as of June 16, 2008, by and between the Registrant and Mellon Investor Services LLC, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 18, 2008, is incorporated herein by reference (SEC File No. 000-50499).

4.5 Section 382 Rights Agreement, dated as of August 9, 2009, between the Registrant and Mellon Investor Services LLC, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 10, 2009 (SEC File No. 001-31650).

4.6 Common Stock Purchase Warrant dated June 27, 2003, filed as Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

4.7 Registration Rights Agreement dated as of June 27, 2003, by and between the Registrant and Conexant Systems, Inc., filed as Exhibit 4.6 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

4.8 Indenture, dated as of December 8, 2004, between the Registrant and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 8, 2004, is incorporated herein by reference (SEC File No. 001-31650).

4.9 Form of 3.75% Convertible Senior Notes due 2009, attached as Exhibit A to the Indenture (Exhibit 4.7 hereto), is incorporated herein by reference.

4.10 Indenture, dated as of August 1, 2008, between the Registrant and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 4, 2008, is incorporated herein by reference (SEC File No. 001-31650).

4.11 Form of 6.50% Convertible Senior Notes due 2013, attached as Exhibit A to the Indenture (Exhibit 4.9 hereto), is incorporated herein by reference.

10.1 Distribution Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on July 1, 2003, is incorporated herein by reference (SEC File No. 001-31650).

10.2 Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed on July 1, 2003, is incorporated herein by reference (SEC File No. 001-31650).

10.3 Amendment No. 1 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated January 13, 2005, filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference (SEC File No. 000-50499).

10.4 Amendment No. 2 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated July 1, 2005, filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference (SEC File No. 000-50499).

10.5 Amendment No. 3 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated January 9, 2006, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005, is incorporated herein by reference (SEC File No. 000-50499).

10.6 Tax Allocation Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.3 to the Registrant's Current Report on Form 8-K filed on July 1, 2003, is incorporated herein by reference (SEC File No. 001-31650).

10.7 Amended and Restated Sublease, dated March 24, 2005, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2005, is incorporated herein by reference (SEC File No. 000-50499).

10.8 Form of Exchange Agreement, dated as of July 30, 2008, by and between the Company and the holders of the Registrant's 6.50% Convertible Senior Notes due 2013, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 4, 2008, is incorporated herein by reference (SEC File No. 001-31650).

*10.9 Form of Employment Agreement of the Registrant, filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2008, is incorporated by reference (SEC File No. 001-31650).

*10.10 Schedule identifying parties to and terms of agreements with the Registrant substantially identical to the form of Employment Agreement filed as Exhibit 10.9 hereto.

*10.11 Form of Employment Agreement of the Registrant, filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2009 (SEC File No. 001-31650).

*10.12 Form of Indemnification Agreement entered into between the Registrant and the Chief Executive Officer, Chief Financial Officer and each of the directors of the Registrant, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2005, is incorporated herein by reference (SEC File No. 000-50499).

*10.13 Mindspeed Technologies, Inc. 2003 Stock Option Plan, as amended and restated, filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference (SEC File No. 001-31650).

*10.14 Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, as amended and restated, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2009, is incorporated herein by reference (SEC File No. 001-31650).

*10.15 Form of Stock Option Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference (SEC File No. 000-50499).

*10.16 Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2009, is incorporated herein by reference (SEC File No. 001-31650).

*10.17 Form of Restricted Stock Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference (SEC File No. 000-50499).

*10.18 Restricted Stock Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2004, is incorporated herein by reference (SEC File No. 001-31650).

*10.19 Form of Restricted Stock Unit Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2008, is incorporated herein by reference (SEC File No. 001-31650).

*10.20 Restricted Stock Unit Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2008, is incorporated herein by reference (SEC File No. 001-31650).

*10.21 Mindspeed Technologies, Inc. Directors Stock Plan, as amended and restated.

*10.22 Form of Stock Option Award under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference (SEC File No. 000-50499).

*10.23 Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference (SEC File No. 000-50499).

*10.24 Form of Restricted Shares Award under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, is incorporated herein by reference (SEC File No. 000-50499).

*10.25 Restricted Shares Terms and Conditions under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, is incorporated herein by reference (SEC File No. 000-50499).

*10.26 Form of Restricted Stock Unit Award under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 11, 2008, is incorporated herein by reference (SEC File No. 000-50499).

*10.27 Restricted Stock Unit Terms and Conditions under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 11, 2008, is incorporated herein by reference (SEC File No. 000-50499).

*10.28 Mindspeed Technologies, Inc. Retirement Savings Plan, filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005, is incorporated herein by reference (SEC File No. 000-50499).

*10.29 Mindspeed Technologies, Inc. Deferred Compensation Plan, as amended and restated, filed as Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2008, is incorporated herein by reference (SEC File No. 001-31650).

*10.30 Confidential Severance and General Release Agreement, effective as of October 10, 2008, by and between Thomas Stites and the Registrant, filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2008, is incorporated herein by reference (SEC File No. 001-31650).

*10.31 Summary of Director Compensation Arrangements, filed as Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2008, is incorporated by reference (SEC File No. 001-31650).

*10.32 Non-Qualified Stock Option Award Agreement, dated July 25, 2008 by and between the Registrant and Bret W. Johnsen, filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference (SEC File No. 001-31650).

*10.33 Summary of Cash Bonus Arrangement, filed as Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2008, is incorporated herein by reference (SEC File No. 001-31650).

*10.34 Letter Agreement, dated as of November 23, 2007, entered into between the Registrant and the Chief Executive Officer of the Registrant, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 29, 2007, is incorporated herein by reference (SEC File No. 000-50499).

*10.35 Letter Agreement, dated as of December 11, 2008, entered into between the Registrant and the Chief Executive Officer of the Registrant, filed as Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 2008, is incorporated herein by reference (SEC File No. 001-31650).

*10.36 Letter Agreement, dated as of November 23, 2007, entered into between the Registrant and Simon Biddiscombe, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 29, 2007, is incorporated herein by reference (SEC File No. 000-50499).

*10.37 Amendment to Letter Agreement, dated as of April 15, 2008, entered into between the Registrant and Simon Biddiscombe, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2008, is incorporated herein by reference (SEC File No. 000-50499).

*+10.38	Confidential Severance and General Release Agreement, effective as of April 3, 2009, by and between the Registrant and Preetinder S. Virk, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2009, is incorporated herein by reference (SEC File No. 001-31650).
*10.39	Confidential Severance and General Release Agreement, effective as of August 21, 2009, by and between the Registrant and Thomas O. Morton.
10.40	Loan and Security Agreement, dated as of September 30, 2008, by and between the Registrant and Silicon Valley Bank, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 6, 2008, is incorporated herein by reference (SEC File No. 001-31650).
10.41	Amendment No. 1 to Loan and Security Agreement, dated March 2, 2009, by and between the Registrant and Silicon Valley Bank, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 18, 2009, is incorporated herein by reference (SEC File No. 001-31650).
12.1	Statement re: Computation of Ratios.
21	List of subsidiaries of the Registrant.
23	Consent of independent registered public accounting firm.
24	Power of attorney, authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Registrant.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement.

\+ Certain confidential portions of this exhibit have been omitted pursuant to a grant of confidential treatment. Omitted portions have been filed separately with the SEC.

(b) *Exhibits*

See subsection (a) (3) above.

(c) *Financial Statement Schedules*

The financial statement schedule for Mindspeed Technologies, Inc. is set forth in (a) (2) of Item 15 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 24th day of November, 2009.

MINDSPEED TECHNOLOGIES, INC.

By: /s/ RAOUF Y. HALIM
Raouf Y. Halim
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed on the 24th day of November, 2009, by the following persons on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ RAOUF Y. HALIM Raouf Y. Halim	Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRET W. JOHNSEN Bret W. Johnsen	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ DWIGHT W. DECKER* Dwight W. Decker	Chairman of the Board of Directors
/s/ MICHAEL T. HAYASHI* Michael T. Hayashi*	Director
/s/ MING LOUIE* Ming Louie	Director
/s/ THOMAS A. MADDEN* Thomas A. Madden	Director
/s/ JERRE L. STEAD* Jerre L. Stead*	Director

*By: /s/ RAOUF Y. HALIM
Raouf Y. Halim,
Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 24 hereto.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Year
		(In thousands)		
Year ended October 2, 2009:				
Allowance for doubtful accounts	$ 342	$ (11)	$(187)	$ 144
Reserve for sales returns and allowances	1,555	417	(804)	1,168
Year ended October 3, 2008:				
Allowance for doubtful accounts	$ 353	$ (11)	$ —	$ 342
Reserve for sales returns and allowances	1,589	460	(494)	1,555
Year ended September 28, 2007:				
Allowance for doubtful accounts	$ 447	$ (94)	$ —	$ 353
Reserve for sales returns and allowances	1,165	780	(356)	1,589

(1) Deductions in the allowance for doubtful accounts reflect amounts written off.

EXHIBIT INDEX

10.10	Schedule identifying parties to and terms of agreements with the Registrant substantially identical to the form of Employment Agreement filed as Exhibit 10.9 hereto.
10.21	Mindspeed Technologies, Inc. Directors Stock Plan, as amended and restated.
10.39	Confidential Severance and General Release Agreement, effective as of August 21, 2009, by and between the Registrant and Thomas O. Morton.
12.1	Statement re: Computation of Ratios.
21	List of subsidiaries of the Registrant.
23	Consent of independent registered public accounting firm.
24	Power of attorney, authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Registrant.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 31.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Raouf Y. Halim, Chief Executive Officer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: November 24, 2009

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bret W. Johnsen, Senior Vice President, Chief Financial Officer and Treasurer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BRET W. JOHNSEN

Bret W. Johnsen
Senior Vice President, Chief Financial Officer
and Treasurer

Dated: November 24, 2009

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended October 2, 2009, as filed with the Securities and Exchange Commission (the "Report"), I, Raouf Y. Halim, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: November 24, 2009

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended October 2, 2009, as filed with the Securities and Exchange Commission (the "Report"), I, Bret W. Johnsen, Senior Vice President, Chief Financial Officer and Treasurer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ BRET W. JOHNSEN

Bret W. Johnsen
Senior Vice President, Chief Financial Officer
and Treasurer

Dated: November 24, 2009

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Corporate Information



Board of Directors

Dwight W. Decker (Chairman)
Director and Retired Chairman of the Board and Chief Executive Officer
Conexant Systems, Inc.

Raouf Y. Halim
Chief Executive Officer and Director
Mindspeed Technologies, Inc.

Michael T. Hayashi
Executive Vice President
Time Warner Cable, Inc.

Ming Louie
Co-Founder and Managing Director
Mobile Radius, Inc.

Thomas A. Madden
Retired Executive Vice President and Chief Financial Officer
Ingram Micro Inc.

Jerre L. Stead
Executive Chairman of the Board and Chief Executive Officer
IHS, Inc.

Stockholder Services

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

or

480 Washington Boulevard
Jersey City, NJ 07310-1900

1-800-853-4954
1-201-680-6578 International
www.bnymellon.com/shareowner/isd

Executive Officers

Raouf Y. Halim
Chief Executive Officer

Bret W. Johnsen
Senior Vice President,
Chief Financial Officer and Treasurer

Najabat H. Bajwa
Senior Vice President and General Manager,
Lightspeed Connectivity Solutions

Kurt F. Busch
Senior Vice President and General Manager,
High-Performance Analog

Jing Cao
Senior Vice President, Operations

Ron Cates
Senior Vice President and General Manager,
Wide Area Networking

Gerald J. Hamilton
Senior Vice President, Worldwide Sales

Anil S. Mankar
Senior Vice President, VLSI Engineering

Thomas J. Medrek
Senior Vice President and General Manager,
Multiservice Access

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Costa Mesa, California

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